Emgold Mining Corporation

(An Exploration Stage Company)

Consolidated Financial Statements

For the Years Ended 31 December 2013 and 2012

Stated in United States Dollars

Management’s Responsibility		i
Independent Audit Report		ii
Consolidated Statement of Financial Position		1
Consolidated Statement of Comprehensive Loss		2
Consolidated Statement of Changes in Equity		3
Consolidated Statement of Cash Flows		5
Notes to Consolidated Financial Statements
1)	Nature of operations and going concern	6
2)	Basis of preparation – Statement of Compliance	6
3)	Summary of significant accounting policies	7
4)	Critical accounting judgments and key sources of estimation uncertainty	15
5)	Recently adopted accounting standards	16
6)	Accounting standards issued but not yet effective	18
7)	Financial instruments and risk management	18
8)	Marketable securities	20
9)	Plant and equipment	21
10)	Exploration and evaluation assets	22
11)	Related party transactions	28
12)	Share capital	29
13)	Capital disclosures	33
14)	Deferred taxes	34
15)	Segmented disclosure	36
16)	Gain on sale of equipment	37
17)	Contingent liability	37
18)	Gain on settlement of liabilities	37
19)	Gain on renegotiation of accounts payable	37
20)	Subsequent events	37

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Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee has the responsibility of meeting with management, and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Emgold’s external auditors.

We draw attention to Note 1 in the consolidated financial statements which indicates the existence of a material uncertainty that may cast substantial doubt on the Company’s ability to continue as a going concern.

25 March 2014

“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO

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Emgold Mining Corporation	Statement 1
US Dollars

Consolidated Statement of Financial Position
		As at
	Note	31 December 2013	31 December 2012
Assets
Current Assets
Cash and cash equivalents		$38,420	$62,053
Amounts receivable		75	85,178
Prepaid amounts and deposits		6,016	34,908
		44,511	182,139
Non-current Assets
Reclamation bonds		14,877	21,216
Plant and equipment	(9)	3,508	10,307
Exploration and evaluation assets	(10)	1,227,563	1,464,274
		1,245,948	1,495,797
		$1,290,459	$1,677,936
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$91,326	$706,137
Due to related parties	(11)	579,737	388,519
Warrant liability – current portion	(12)	-	10,815
		671,063	1,105,471
Non-current Liabilities
Warrant liability	(12)	-	19,596
		671,063	1,125,067
Equity
Share capital	(12)	43,687,315	43,390,203
Warrants – contributed surplus	(12)	686,349	686,349
Options – contributed surplus	(12)	7,062,781	7,035,197
Deficit		(50,817,049)	(50,558,880)
		619,396	552,869
		$1,290,459	$1,677,936

Nature of operations and going concern	(1)	Segmented disclosure	(15)
Basis of preparation – Statement of Compliance	(2)	Contingent liability	(17)
Deferred taxes	(14)	Subsequent events	(20)

The consolidated financial statements were approved by the Board of Directors on 25 March 2014 and were signed on its behalf by:

“David Watkinson”	“Andrew MacRitchie”
David Watkinson, Director	Andrew MacRitchie, Director

The accompanying notes form an integral part of the consolidated financial statements

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Emgold Mining Corporation	Statement 2
US Dollars

Consolidated Statement of Comprehensive Loss
	Note	Year ended 31 December 2013	Year ended 31 December 2012
Expenses
Exploration and Evaluation
Resource property expense	(10)	$103,129	$1,145,129
Stock-based compensation - exploration	(12)	3,400	42,200

General and Administrative
Management and consulting fees		184,776	99,047
Salaries and benefits		93,578	159,679
Professional fees		73,172	85,659
Office and administration		53,085	110,071
Shareholder communications		31,100	128,043
Stock-based compensation	(12)	24,184	88,501
Insurance		20,154	17,244
Listing and filing fee		18,022	3,025
Amortization		6,799	10,925
Banking costs		3,325	1,088
Travel		-	1,688

Other (Income) Loss
Foreign exchange (gain)		(6,648)	(17,309)
Gain on sale of equipment	(16)	(35,023)	(3,850)
Unrealized (gain) loss on warrant liability	(12)	(37,243)	(1,492,098)
Gain on settlement liabilities	(18)	(84,352)	-
Gain on sale of land	(10)	(193,289)	-
Realized (gain) on sale of marketable securities		-	(3,311)
Net Loss and Comprehensive Loss		$258,169	$375,731
Net Loss per Common Share – Basic and Diluted		$0.00	$(0.01)
Weighted Average Number of Shares Outstanding		72,083,308	59,089,573

The accompanying notes form an integral part of the consolidated financial statements

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Emgold Mining Corporation	Statement 3A
US Dollars

Consolidated Statement of Changes in Equity for the Year Ended 31 December 2012
	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2012	58,714,504	$42,817,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,183,149)	$654,929
Shares issued for property	100,000	10,000	-	-	-	-	-	10,000
Comprehensive gain for the period	-	-	-	-	-	-	24,437	24,437
Balance at 31 March 2012	58,814,504	$42,827,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,158,712)	$689,366
Warrants expired	-	-	(3,192,000)	(21,146)	-	21,146	-	-
Share-based payments	-	-	-	-	2,700,000	158,172	-	158,172
Comprehensive loss for the period	-	-	-	-	-	-	(516,751)	(516,751)
Balance at 30 June 2012	58,814,504	$42,827,739	35,316,401	$1,198,471	5,572,665	$6,980,040	$(50,675,463)	$330,787
Warrant exercises	70,000	7,000	-	-	-	-	-	7,000
Fair value of warrants exercised	-	203	(70,000)	(203)	-	-	-	-
Warrants expired, unexercised	-	-	(112,000)	(4,246)	-	4,246	-	-
Share subscription	-	114,289	-	-	-	-	-	114,289
Share-based payments	-	-	-	-	-	13,413	-	13,413
Comprehensive loss for the period	-	-	-	-	-	-	(406,122)	(406,122)
Balance at 30 September 2012	58,884,504	$42,949,231	35,134,401	$1,194,022	5,572,665	$6,997,699	$(51,081,585)	$59,367
Private placement issuance	6,642,857	452,041	3,321,428	-	-	-	-	452,041
Warrant exercises	1,124,101	112,410	-	-	-	-	-	112,410
Fair value of warrants exercised	-	3,260	(1,124,101)	(3,260)	-	-	-	-
Fair value transfer on re-pricing	-	-	-	(424,807)	-	-	-	(424,807)
Warrants expired	-	-	(1,835,944)	(79,606)	-	79,606	-	-
Share issuance costs	-	(12,450)	-	-	-	-	-	(12,450)
Share subscription	-	(114,289)	-	-	-	-	-	(114,289)
Options expired	-	-	-	-	(603,000)	-	-	-
Share-based payments	-	-	-	-	-	(42,108)	-	(42,108)
Comprehensive gain for the period	-	-	-	-	-	-	522,705	522,705
Balance at 31 December 2012	66,651,462	$43,390,203	35,495,784	$686,349	4,969,665	$7,035,197	$(50,558,880)	$552,869

The accompanying notes form an integral part of the consolidated financial statements

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Emgold Mining Corporation	Statement 3B
US Dollars

Consolidated Statement of Changes in Equity for the Year Ended 31 December 2013
	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2013	66,651,462	$43,390,203	35,495,784	$686,349	4,969,665	$7,035,197	$(50,558,880)	$552,869
Private placement issuances	5,700,000	278,168	2,850,000	-	-	-	-	278,168
Shares issued for property	236,000	20,000	-	-	-	-	-	20,000
Share issuance costs	-	(1,056)	-	-	-	-	-	(1,056)
Options forfeited	-	-	-	-	(700,000)	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(174,691)	(174,691)
Balance at 31 March 2013	72,587,462	$43,687,315	38,345,784	$686,349	4,269,665	$7,035,197	$(50,733,571)	$675,290
Warrants expired	-	-	(3,336,884)	-	-	-	-	-
Options expired	-	-	-	-	(97,500)	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(42,496)	(42,496)
Balance at 30 June 2013	72,587,462	$43,687,315	35,008,900	$686,349	4,172,165	$7,035,197	$(50,776,067)	$632,794
Warrants expired	-	-	(4,079,755)	-	-	-	-	-
Options expired	-	-	-	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	106,216	106,216
Balance at 30 September 2013	72,587,462	$43,687,315	30,929,145	$686,349	4,172,165	$7,035,197	$(50,669,851)	$739,010
Share-based payments	-	-	-	-	3,000,000	27,584	-	27,584
Warrants expired	-	-	(21,944,142)	-	-	-	-	-
Options expired	-	-	-	-	(141,500)	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(147,198)	(147,198)
Balance at 31 December 2013	72,587,462	$43,687,315	8,985,003	$686,349	7,030,665	$7,062,781	$(50,817,049)	$619,396

The accompanying notes form an integral part of the consolidated financial statements

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Emgold Mining Corporation	Statement 4
US Dollars

Consolidated Statement of Cash Flows
	Note	Year Ended 31 December 2013	Year Ended 31 December 2012
Operating Activities
(Loss) Income for the Year		$(258,169)	$(375,731)
Items not Affecting Cash
Stock-based compensation	(12)	27,584	130,701
Amortization	(9)	6,799	10,925
Write-off of reclamation bond		5,171
Effect of currency translation		1,168	(1,066)
(Gain) on write-off of accrued liabilities	(18)	(84,352)	-
(Gain) on renegotiation of accounts payable	(19)	(22,089)	-
Unrealized loss on securities		-	6,831
Unrealized (gain) on warranty liability	(12)	(37,243)	(1,492,098)
(Gain) on sale of land	(10)	(193,289)	-
(Gain) on sale of equipment	(16)	(35,023)	(3,850)
		$(589,443)	$(1,724,288)
Net Change in Non-cash Working Capital
Accounts receivable		85,103	(5,953)
Prepaid expenses and deposits		28,892	8,058
Accounts payable and accrued liabilities		(508,370)	403,118
Due to/from related parties		191,218	256,085
		$(792,600)	$(1,062,980)
Investing Activities
Proceeds from sale of marketable securities		-	10,240
Resource property expenditures		-	(419,053)
Resource property acquisition costs		-	(3,056)
Proceeds from sale of equipment		35,023	3,850
Proceeds from sale of land		450,000	-
Purchase of reclamation deposit		-	(9,500)
		$485,023	$(417,519)
Financing Activities
Proceeds from share issuances		285,000	589,900
Share issuance costs		(1,056)	(12,450)
		283,944	$577,450
Net Increase (Decrease) in Cash		(23,633)	(903,049)
Cash position – beginning of year		62,053	965,102
Cash Position – End of Year		$38,420	$62,053
Supplementary Disclosure
Fair value transfer on warrant expiry		$-	$104,998
Fair value transfer on warrant exercise		$-	$3,463
Shares issued for property acquisition		$20,000	$10,000

The accompanying notes form an integral part of the consolidated financial statements

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTCQX.

These consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead requirements and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current or future exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; although the Company has been successful in the past at raising funds, there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

Rounded (‘000’s)	31 December 2013	31 December 2012
Working capital	$(627,000)	$(923,000)
Accumulated deficit	$(50,817,000)	$(50,559,000)

2)	Basis of preparation – Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS Interpretations Committee (“IFRIC’s”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies set out were consistently applied to all the periods presented unless otherwise noted below. The preparation of consolidated financial statements in accordance with IAS 1 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on a periodic basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the revision affects both current and future periods.

The functional and reporting currency of the Company is the United States dollar.

3)	Summary of significant accounting policies

a)	Basis of presentation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

•	Idaho-Maryland Mining Corporation
•	Emgold (US) Corp.
•	Golden Bear Ceramics Company

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition. The Company has no non-controlling interests.

b)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

If the Company's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders' proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

c)	Foreign currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. References to CDN$ represent Canadian dollars. The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates which is United States dollars. Transactions entered into by the Company’s subsidiary in a currency other than the currency of the primary economic environment in which it operates (its "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and depletion which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss.

Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the consolidated statement of loss and comprehensive loss. Non-monetary assets and liabilities are translated using historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined.

d)	Measurement uncertainty

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s key estimates relate to the valuation and estimated useful lives of equipment, the measurement of stock-based compensation, the valuation of warrants, the valuation allowance for deferred tax assets and liabilities, valuation and recoverability of resource properties, and the valuation of shares issued for resource property. Actual results may differ from these estimates.

Depreciation and depletion of property, plant and equipment assets are dependent upon estimates of useful lives and reserve estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amounts taking into account factors such as reserves, economic and market conditions and the useful lives of assets. Provisions for environmental rehabilitations are recognised in the period in which they arise and are stated as the fair value of estimated future costs.

The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. These estimates require the extensive use of judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

e)	Share based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the period that the options are earned. The fair value is recognized as an expense with a corresponding increase in equity. The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

f)	Financial instruments

All financial instruments must be recognized, initially, at fair value on the consolidated statement of financial position. The Company has classified each financial instrument into the following categories: “fair value through profit or loss,” “loans and receivables,” and “other liabilities.” Subsequent measurement of the financial instruments is based on their respective classification. Unrealized gains and losses on held for trading instruments are recognized in earnings. The other categories of financial instruments are recognized at amortized cost using the effective interest method. The Company had made the following classifications:

Financial Asset or Liability	Category
Cash and cash equivalents	Fair value through profit or loss
Marketable securities	Fair value through profit or loss
Amounts receivable and due from related parties	Loans and receivables
Prepaid amounts and deposits	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Warrant liability	Fair value through profit or loss
Due to related parties	Other liabilities

g)	Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current income tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the consolidated statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;
•
are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
•
are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

h)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting year. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised if in the money and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

i)	Comprehensive profit (loss)

Comprehensive profit (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net profit such as unrealized gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to self-sustaining operations. The Company's comprehensive profit (loss) is presented in the Consolidated Statements of Comprehensive Profit (Loss) and the Consolidated Statements of Shareholders' Equity.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

j)	Property, plant and equipment

Plant and equipment assets are depreciated using the straight-line method based on estimated useful lives, which generally range from 1 to 5 years. Land is not depreciated.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized. Directly attributable expenses incurred for major capital projects and site preparation are capitalized until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognized as a provision.

The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate portion of normal overheads.

The costs of day-to-day servicing are recognized in profit or loss as incurred. These costs are more commonly referred to as "maintenance and repairs."

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalized at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings is utilized. Capitalization of borrowing costs ceases when the asset is substantially complete.

The depreciation method, useful life and residual values are assessed annually.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Subsequent costs

The cost of replacing part of an item within property, plant and equipment is recognized when the cost is incurred if it is probable that the future economic benefits will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized as an expense as incurred.

Impairment

The Company's tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

k)	Exploration and evaluation

The Company is currently in the exploration stage with all of its mineral interests. Exploration and evaluation costs include the costs of acquiring licenses, costs incurred to explore and evaluate properties, and the fair value, upon acquisition, of mineral properties acquired in a business combination.

Exploration and evaluation expenditures are expensed in the period they are incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Significant property acquisition costs are capitalized only to the extent that such costs can be directly attributed to an area of interest where it is considered likely to be recoverable by future exploitation or sale. Development costs relating to specific properties are capitalized once management has made a development decision.

From time to time, the Company may acquire or dispose of mineral interests pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded in the period that the payments are made or received. The Company does not accrue costs to maintain mineral interests in good standing.

Restoration provisions

The Company recognizes liabilities for legal obligations associated with the reclamation or rehabilitation of mineral property interests that the Company is required to settle. The Company recognizes the fair value of liabilities for such obligations in the year in which they occur or in the year in which a reasonable estimate of such costs can be made. The obligation is recorded as a liability with a corresponding charge to operations. The Company has determined that it has no material restoration obligations as at 31 December 2013.

l)	Impairment Loss

An impairment loss is reversed if there is an indication that there has been a positive change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

m)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

n)	Environmental

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates is capitalized along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company's estimates are reviewed annually for changes in regulatory requirements, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of reclamation costs, are charged to profit and loss for the period.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

o)	Provisions and decommissioning liabilities

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Decommissioning liabilities include an estimate of the future cost associated with the abandonment and reclamation of property and equipment, discounted to its present value, and capitalized as part of the cost of that asset. The estimated costs are based on the present value of the expenditure expected to be incurred. Changes in the discount rate, estimated timing of decommissioning costs, or cost estimates are dealt with prospectively by recording a change in estimate, and a corresponding adjustment to equipment. The accretion on the decommissioning provision is included in the consolidated statement of comprehensive loss.

Actual expenditures incurred are charged against the decommissioning liability.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

p)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

q)	Flow-through shares

The Company will, from time to time, issue flow-through common shares to finance a portion of its exploration and development program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through proceeds into i) share capital, and ii) a flow-through liability, equal to the estimated premium, if any, investors pay for the flow-through feature. Once related expenditures are incurred or on filing of the “renouncement”, the premium is recognized as other income. At this time, the Company also recognizes a deferred tax liability and tax provision at the enacted or substantively enacted tax rate, for the tax pool reduction renounced to the shareholders.

Proceeds received from the flow-through issue are restricted to be used only for Canadian resource property exploration expenditures within a two year period. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable this tax is accrued as a financial liability until paid.

r)	Title to exploration and evaluation properties

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

4)	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

a)	Critical judgments in applying accounting policies

Going concern assumption

These consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. Refer to note 1 for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

Mineral Properties

The company owns land and surface rights, which are part of the Idaho-Maryland property, valued as part of exploration and evaluation assets on statement of financial position at $490,508. This land is adjacent to the property covered by the BET agreement that expired on 01 February 2013. The BET Agreement, signed in 2002, originally had a five year term and has been extended three times. The Company is currently in discussions with the BET Trust to extend and/or negotiate a new agreement associated with the Project (note 10). The company assessed that no impairment was necessary on the land and surface rights that they own as they are still negotiating to extend the lease. If the lease is not extended the land will still have real estate value and can be disposed of as a non-mining real estate transaction.

On 04 September 2013, Emgold announced it had sold 18 acres of land in Grass Valley for proceeds of $450,000. This acreage was considered to be non-core property and not necessary for development of the Idaho-Maryland Project. The sale reduced the Company’s land holdings in Grass Valley from 52 to 34 acres.

b)	Key sources of estimation uncertainty

Decommissioning liability

The estimated costs are reviewed annually by management including changes in the discount rate, estimated timing of decommissioning costs, or cost estimates.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Share based payments and fair value of warrants

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 3 of the Company’s 31 December 2013 audited annual consolidated financial statements. The fair value of stock options granted is measured using the Black-Scholes option valuation model (“BkS”), which was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the highly subjective input assumptions can materially affect the calculated values. The fair value of stock options granted using the BkS do not necessarily provide a reliable measure of the fair value of the Company’s stock option awards. The same model is used by the Company in order to arrive at a fair value for the issuance of warrants.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Exploration and evaluation assets

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

5)	Recently adopted accounting standards

a)	IFRS 7, Financial Instruments: Disclosures

IFRS 7 was amended in December 2011 to require more extensive disclosure about the offsetting of financial instruments and is effective for annual periods beginning on or after 01 January 2013, with earlier adoption permitted. The standard does not have a material impact on the consolidated financial statements

b)	IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation – Special Purpose Entities,” and is effective for annual periods beginning on or after 01 January 2013. Adoption of the standard had no material impact on these financial statements.

c)	IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non – Monetary Contributions by Venturers and is effective for annual periods beginning on or after 01 January 2013. Adoption of the standard had no material impact on these financial statements.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

d)	IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after 01 January 2013. Adoption of the standard had no material impact on these financial statements.

e)	IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out a single IFRS framework for measuring value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after 01 January 2013. Adoption of the standard had no material impact on these financial statements.

f)	Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective 01 July 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. Adoption of the standard had no material impact on these financial statements.

g)	IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after 01 January 2013. Adoption of the standard had no material impact on these financial statements.

h)	IAS 27 - Separate financial statements

IAS 27, "Separate financial statements" (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after 01 January 2013. The standard does not impact the consolidated financial statements.

i)	IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12. The amendments to the standard do not impact the Company’s consolidated financial statements.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

6)	Accounting standards issued but not yet effective

The following accounting standards have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective for the Company; both the effective date and the expected impact are noted, based on the information currently available.

a)	IFRS 9, Financial Instruments

The Standard has no mandatory adoption date, however early adoption is permitted. The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

b)	IAS 32, Financial instruments: Presentation

IAS 32, “Financial Instruments: Presentation” provides further clarity around details relating to the right of set-off and the application of offsetting criteria under certain circumstances. The amendments to IAS 32 are effective for annual periods beginning on or after 01 January 2014. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

c)	IFRIC 21, Levies Imposed by Governments

In May 2013, the IASB issued IFRIC 21 which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized. The Company is currently assessing the impact of IFRIC 21 on its consolidated financial statements.

7)	Financial instruments and risk management

a)	Financial instrument classification and measurement

Financial instruments of the Company carried on the Statement of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 December 2013 and 31 December 2012.

The fair value of the Company’s cash is quoted in active markets. The Company classifies the fair value of these transactions according to the following hierarchy.

•	Level 1 – quoted prices in active markets for identical financial instruments.
•
Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash has been assessed on the fair value hierarchy described above and classified as Level 1. The warrant liability has been classified as Level 3.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, due to/from related parties, marketable securities, deposits, accounts payable and accrued liabilities, and warrant liability. At 31 December 2013 and 2012, the carrying value of cash, marketable securities, and warrant liability is fair value. Amounts receivable, due to/from related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk, as a 5% shift in foreign exchange rates would result in an impact of $550. At 31 December 2013 the Company held currency totalling the following:

Rounded (‘000’s)	31 December 2013	31 December 2012
Canadian dollars	$11,000	$54,000
United States dollars	$27,000	$8,000

g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

8)	Marketable securities

Pursuant to the terms of the Lease and Option to Purchase Agreement, on 13 January 2011, Valterra issued to the Company 50,000 units consisting of one common share and one share purchase warrant per unit. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a five year period. On the date of issue the common shares were valued at $3,268 and the warrants were valued at $1,637 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

Pursuant to an amendment of the Lease and Option to Purchase Agreement, on 08 February 2011, Valterra issued to the Company 600,000 units consisting of one common share and one share purchase warrant per unit. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a two year period. On the date of issue the common shares were valued at $42,870 and the warrants were valued at $18,301 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

As at 31 March 2012, the common shares and warrants of Valterra were revalued at fair market value of $16,627 resulting in an unrealized loss on marketable securities of $1,437. The $2,585 fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: 1.46 year term, 135% volatility, risk free interest rate of 1.01% and a dividend rate of Nil.

During the quarter ended 31 December 2012, the Company liquidated all marketable securities resulting in a realized loss of $6,831. The Company still holds a nominal number of warrants issued from Valterra; their value is not material and has not been included in the records of the Company.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

9)	Plant and equipment

	Plant and Equipment	Furniture and Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2012	$15,656	$46,164	$71,945	$38,833	$172,598
Additions	3,056	-	-	-	3,056
Balance at 31 December 2012	$18,712	$46,164	$71,945	$38,833	$175,654
Balance at 01 January 2013	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 December 2013	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2012	$15,656	$39,485	$60,448	$38,833	$154,422
Depreciation for the period	611	3,712	6,602	-	10,925
Balance at 31 December 2012	$16,267	$43,197	$67,050	$38,833	$165,347
Balance at 01 January 2013	$16,267	$43,197	$67,050	$38,833	$165,347
Depreciation for the period	611	1,293	4,895	-	6,799
Balance at 31 December 2013	$16,878	$44,490	$71,945	$38,833	$172,146
Carrying Amounts
At 01 January 2012	$-	$6,679	$11,497	$-	$18,176
At 31 December 2012	$2,445	$2,967	$4,895	$-	$10,307
At 31 December 2013	$1,834	$1,674	$-	$-	$3,508

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

10)	Exploration and evaluation assets

Property acquisition costs	Idaho – Maryland	Buckskin Rawhide and Koegel	Stewart Property	Rozan Property	Total
Balance at 01 January 2012	$747,219	$39,052	$199,667	$49,225	$1,035,163
Acquisitions	-	420,059	9,052	-	429,111
Balance at 31 December 2012	$747,219	$459,111	$208,719	$49,225	$1,464,274
Acquisitions	-	20,000	-	-	20,000
Dispositions	(256,711)	-	-	-	(256,711)
Balance at 31 December 2013	$490,508	$479,111	$208,719	$49,225	$1,227,563

a)	Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“BET properties”) and surrounding areas in the Grass Valley Mining District, California, which was extended three times and expired in February 2013.

The Lease Option to Purchase Agreement was for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Property (“BET properties”). The Company is in negotiations with the owners to either extend this Agreement or to purchase the mineral rights. Permitting activities for the Idaho-Maryland Project remain on hold.

Emgold has raised US $450,000 through the sale of 18 acres of land located in Nevada County, California. The sale decreases the land package owned by the Company related to the Idaho-Maryland Project from about 52 acres to 34 acres. A gain of $193,289 was recorded in connection with the transaction.

b)	Buckskin Rawhide East Property, Nevada

In November 2009 the Company entered into a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide East mineral claims (46 claims), a gold prospect located near Fallon, Nevada. The Company agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019. During the lease period, the Company could conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, the Company could acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC was required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company. Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC would be entitled to a 2.5% NSR on production from the property. The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

On 11 April 2011, the Company announced it had staked six additional claims, increasing the size of the Buckskin Rawhide East Property to 52 claims.

On 14 and 19 November 2012, the Company announced a series of transactions involving its Buckskin Rawhide East Property in Nevada. The Company announced it had signed an Option Agreement to complete an early buyout of all underlying property rights, including royalty rights, for its Buckskin Rawhide East Property. The Option provides that Emgold will pay two arm’s length parties (Nevada Sunrise LLC and the Castagne) an aggregate of $510,000 to allow the Company to consolidate a 100% interest in the 52 unpatented mineral claims, totalling 835 acres, that make up Buckskin Rawhide East Property. The Company also announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CDN$1.0 million, part of which would be used to fund the above transaction. Also pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold, the Company will subsequently lease the property to RMC. This transaction is occurring in a number of steps.

On 28 December 2012, the Company announced the first step of the above transaction. The first tranche of the private placement was closed for proceeds totalling CDN$465,000. A total of $400,000 from this tranche of the financing was used to acquire a 100% interest in 6 unpatented mining claims and a 75% interest in 40 unpatented mineral claims, including royalty interests, from one of the underlying property owners mentioned above.

On 01 February 2013, Emgold announced the closing of the second step of the above transaction, which included a second private placement, for proceeds of CDN$285,000. The Company is currently working on the third step of the transaction, which will involve the acquisition of the remaining 25% of 40 unpatented mineral claims that make up part of the Buckskin Rawhide East Property. As part of this step, the remaining CDN$250,000 private placement will be completed with RMC, of which $110,000 will be used to acquire the 25% interest.

The fourth and final step with RMC will involve completion of a Lease Agreement. RMC has agreed to lease the Buckskin Rawhide East Property from Emgold based on the following terms:

1.	The Lease Term is 20 years.
2.	Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
3.	During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
4.	RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
5.	RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
6.	RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce

8.
After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The Company has met all commitments on this property as of the period ended 31 December 2013 and up to the date of this report. The Company issued 125,000 common shares during the quarter one for the property payment for the Buckskin Rawhide West property.

On 17 June 2013, Emgold announced that the 2013 proposed surface drilling program proposed for the Buckskin Rawhide East Property was approved by the Bureau of Land Management. Drilling commenced in the fourth quarter with results pending.

c)	Buckskin Rawhide West Property, Nevada

On 24 January 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the Year. The Company has met all commitments on this property as of the period ended 31 December 2013 and up to date of this report. The Company issued 125,000 common shares during the quarter one for the property payment for the Buckskin Rawhide West property.

The Company has met all commitments on this property as of the period ended 31 December 2013 and up to the date of this report. The Company issued 125,000 common shares during the quarter one for the property payment for the Buckskin Rawhide West property.

d)	Koegel Rawhide , Nevada

On 13 February, 2013, the Company announced it had signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Claims in Mineral County, Nevada. The RHT and GEL claims “Koegel Rawhide Property” comprise 19 unpatented lode mining claims totalling 380 acres. Pursuant to the lease agreement, advance royalty payment will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the Year. In 2012, consideration payable in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) were paid, as per the Agreement, upon TSX-Venture Exchange Approval.

On 15 February 2012, the Company announced it has staked an additional 17 unpatented claims to expand this property to 36 unpatented mineral claims totalling 720 acres.

The Company has met all commitments on this property as of the period ended 31 December 2013 and up to the date of this report. The Company issued 111,000 common shares during quarter one.

24 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

e)	Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Property, a prospect located in British Columbia. The Company holds a 100% interest in the property, subject to a 3.0% NSR. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended 31 December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”). The Agreement called for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

In January 2012, after failing to meet its work commitments on the Rozan Property, Valterra announced that it has elected to terminate the Agreement with the Company and the property was returned to Emgold. In the year ended 31 December 2012 Emgold completed additional exploration of the property.

On 28 January 2013, the Company announced drill results from its 2012 drill program at Rozan. Drilling included significant intercepts in the Main Vein and Sleeted Vein zones.

During the period ended 30 June 2013, the 2012 Assessment report was completed and filed.

f)	Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia. The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%. The Company has staked 21 claims contiguous to the Stewart Property located in south-eastern British Columbia.

On 8 April, 2013, Emgold released the result of its 2012 exploration work on the Stewart Property. Results included discovery of a new gold exploration target called the Stewart Creek Gold Zone, discover of a new base metal target at the Free Silver Zone, and further expansion of the Stewart Moly Zone to depth. As at period ended 30 June 2013, the 2012 Assessment Report was completed and filed.

25 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

g)	Exploration and evaluation expenditures

	For the Year Ended	For the Year Ended	Cumulative Total as at
	31 December 2013	31 December 2012	31 December 2013
Idaho – Maryland Property, California
Geological and geochemical	$-	$279,912	$4,977,460
Land lease and taxes	-	167,244	1,827,350
Mine planning	-	77,168	4,819,000
Transportation	-	9,330	137,580
Community relations	-	2,380	82,941
Assay and analysis	-	1,023	101,163
Site activities	-	827	1,673,217
Drilling	-	-	1,039,920
Consulting	-	-	209,713
Stock-based compensation	-	42,200	642,144
Incurred during the year	$-	$580,084	$15,510,488
Buckskin Rawhide East Property, Nevada
Geological and geochemical	64,404	-	92,569
Land lease and taxes	27,826	-	27,826
Transportation	2,028	-	2,028
Site activities	-	-	5,116
Incurred during the year	$94,258	$-	$127,539
Buckskin Rawhide West Property, Nevada
Land lease and taxes	3,147	-	3,147
Incurred during the year	$3,147	$-	$3,147
Koegel Property, Nevada
Land lease and taxes	5,427	-	5,427
Incurred during the year	$5,427	$-	$5,427
Total US Exploration Expenditures	$102,832	$580,084	$15,646,601

26 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

	For the Year Ended	For the Year Ended	Cumulative Total as at
	31 December 2013	31 December 2012	31 December 2013
Rozan Property, BC
Drilling	-	221,721	285,771
Assays and analysis	149	63,052	75,004
Geological and geochemical	-	33,082	156,470
Site activities	-	175	22,219
Transportation	-	64	12,418
Stock-based compensation	-	-	16,055
Trenching	-	-	4,666
Assistance and recovery	-	-	(7,322)
Incurred during the year	$149	$318,094	$565,281
Stewart Property, BC
Drilling	-	227,913	1,079,056
Assays and analysis	148	3,036	159,896
Geological and geochemical	-	53,406	376,399
Claim fees	-	2,332	2,332
Transportation	-	1,796	57,857
Site activities	-	668	32,013
Stock-based compensation	-	-	16,055
Trenching	-	-	19,318
Assistance and recovery	-	-	(29,692)
Incurred during the year	$148	$289,151	$1,713,234
Total Canadian Exploration Expenditures	$297	$607,245	$2,278,515
Total Exploration Expenditures	$103,129	$1,187,329	$17,925,116

27 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

11)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Transaction
Name and Principal Position	Period (i)	Remuneration or fees(ii)	Share-based awards
CEO and President – management fees	2013	$185,000	$3,500
	2012	185,000	40,598
A company of which the CFO is a director (iii) – management fees	2013	36,000	1,750
	2012	12,095	-
A company of which the CFO is a director (iii) – accounting	2013	18,165	-
	2012	4,089	-
759924 Ontario Ltd. (iv) – consulting fees	2013	-	-
	2012	24,400	10,826
Quorum Management	2013	-	-
	2012	139,250	-
Directors	2013	-	7,000
	2012	-	40,580
i)	For the Year ended 31 December 2013 and 2012.
ii)	Amounts disclosed were paid or accrued to the related party.
iii)	A company of which the CFO, Grant T. Smith, is a director.
iv)	A company of which a director, Kenneth Yurichuk, is a director.

At 31 December 2013, fees of $528,213 (2012 – $462,767) were payable to David Watkinson; fees of $22,789 (2012 –$14,022) were payable to Clearline; and fees of $27,286 (2012 – $27,286) were payable to 759924 Ontario Ltd. All amounts were included in accounts payable or due to related parties.

The Company implemented a new internal policy during the 31 December 2013 year-end resulting in the write-off of $54,557 of vacation that was accrued to the CEO of the Company.

Also during the 31 December 2013 year-end, the Company recognized a bad debt expense due to the write-off of accounts receivable from a former director in the amount of $12,756.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

28 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

12)	Share capital

a)	Authorized

Unlimited - Number of common shares without par value.

Unlimited - Number of preference shares without par value.

b)	Common shares, issued and fully paid

On 01 February 2013, the Company announced that it closed the second half of a private placement for gross proceeds of CDN $285,000. The private placement involved the issuance of 5,700,000 units ("Units") to RMC at a price of CDN$0.05 per Unit. Each Unit consists of one common share (a "Share") of the Company and one half of one non-transferable share purchase warrant. Each full warrant entitles RMC to purchase, for a period of 24 months, one additional Share at a price of CDN$0.12. The Shares are subject to a minimum hold period of four months plus one day, expiring 02 June 2013, which has passed. No finder’s fees were paid as part of this private placement.

Also on 01 February 2013, the Company issued 236,000 common shares in connection with its previously signed mineral property agreements.

In December 2012 the Company closed the first tranche of a private placement, issuing 6,642,857 Units at CDN$0.07 per Unit for gross proceeds of CDN$465,000. Each Unit consists of one common share of the Company and one half common share purchase warrant. Each full warrant entitles the holder to purchase, for a period of 24 months, one additional common share at a price of CDN$0.12 per share. No finder’s fees were payable in connection with this part of the financing. The share issued, along with any shares issued upon the exercise of warrants, will be subject to a four month and one day hold period, expiring 29 April 2013.

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

On 11 October 2013, the Company announced the grant of 3,000,000 incentive stock options, pursuant to its Stock Option Plan, to Directors, Officers, Employees and Consultants of the Company. The options are exercisable at a price of $0.10 per share for a 5 year term, expiring 11 October 2018. Any shares issued on the exercise of these stock options will be subject to a four-month hold period from the date of the grant. This stock option grant is subject to approval of the TSX Venture Exchange.

29 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Stock option activity during the year is summarized as follows:

Stock option activity	31 December 2013	Weighted average exercise price	31 December 2012	Weighted average exercise price
Balance – beginning of year	4,969,665	$0.19	2,872,665	$0.23
Granted	3,000,000	0.10	2,700,000	0.15
Expired	(239,000)	0.175	(603,000)	0.175
Cancelled and forfeited	(700,000)	0.15	-	-
Balance – end of year	7,030,665	$0.16	4,969,665	$0.19

Details of stock options outstanding as at 31 December 2013 are as follows:

Expiry Date	Exercise Price (CDN$)	31 December 2013	31 December 2012
12 May 2013	$0.175	-	97,500
19 November 2013	$0.175	-	141,500
12 July 2014	$0.175	64,000	64,000
17 March 2015	$0.25	466,665	466,665
08 December 2015	$0.25	1,500,000	1,500,000
01 May 2017	$0.15	-	700,000
07 May 2017	$0.15	1,800,000	1,800,000
22 May 2017	$0.15	200,000	200,000
11 Oct 2018	$0.10	3,000,000	-
		7,030,665	4,969,665

The outstanding options have a weighted-average exercise price of $0.16 (31 December 2012 - $0.19). The weighted-average remaining life of the options is 3.49 years (31 December 2012 – 2.83) years.

As at 31 December 2013, all 7,030,665 (31 December 2012 – 4,969,665) of these outstanding options had vested. As at 31 December 2013 and 2012, none of the outstanding options were in the money.

30 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

d)	Warrants

Warrant activity during the year is summarized as follows:

Warrant Activity	31 December 2013(i)	Weighted Average exercise price	31 December 2012(i)	Weighted Average exercise price
Balance – beginning of year	35,495,784	$0.25	38,508,401	$0.27
Issued	2,850,000	0.12	3,321,428	0.12
Exercised	-	-	(1,194,101)	0.10
Expired	(29,360,781)	0.16	(5,139,944)	0.33
Balance – end of year	8,985,003	$0.19	35,495,784	$0.25
(i)	The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.

Details of warrants outstanding as at 31 December 2013 are as follows:

Issued	Expiry	Exercise Price	31 December 2013	31 December 2012
09 September 2010	09 September 2015	0.35	2,813,575	2,813,575
23 September 2010	23 September 2013(ii)	0.35	-	735,714
23 September 2010	23 September 2013(i)	0.15(iii)	-	3,344,041
14 October 2010	14 October 2013(i)	0.15(iii)	-	7,226,142
22 June 2011	22 June 2013	0.25(iii)	-	2,235,577
22 June 2011	23 June 2013	0.15(iii)	-	269,230
28 June 2011	28 June 2013	0.20(iii)	-	717,308
28 June 2011	28 June 2013	0.20(iii)	-	114,769
18 November 2011	18 November 2013	0.15(iii)	-	12,156,000
22 December 2011	22 December 2013	0.15(iii)	-	2,530,000
22 December 2011	22 December 2013	0.15(iii)	-	32,000
28 December 2012	28 December 2014	0.15(iii)	3,321,428	3,321,428
01 February 2013	01 February 2015	0.12(iii)	2,850,000	-
			8,985,003	35,495,784
(i)
The Company completed a re-pricing and extension of the expiry date of certain existing common share purchase warrants (“warrants”). A total of 11,764,284 warrants, the original exercise price of which was US$0.35, have been re-priced at CDN$0.15 per share and been given a 12 month extension. These re-priced warrants were also able to elect an early conversion option whereby they could convert their warrants to shares at CDN$0.10 per share, if exercised by 31 August 2012. A total of 1,194,101 warrants were exercised at CDN$0.10. No other warrants have been exercised subsequent to the re-price.

(ii)	These warrants were part of the extension as noted above, but were not re-priced.
(iii)	The exercise prices of these warrants are stated in Canadian funds.

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the consolidated statement of comprehensive loss as they arise. In the year ended 31 December 2013, the Company recorded a warrant liability in the amount of $Nil (31 December 2012 - $30,411). The warrants were valued and subsequently re-valued on the Company’s reporting dates using the Black-Scholes option pricing model, with the following assumptions: weighted average risk free rate of 1.25%, volatility factors of 71% - 74% and an expected life of 12 months – 13 months. An unrealized gain on warrant liability of $37,243 has been recorded for the year ended 31 December 2013 (2012 - $1,492,098).

31 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Movement related to the warrant liability, for warrants priced in Canadian dollars, is as follows:

	31 December 2013		31 December 2012
Warrant Liability (warrants priced in Canadian dollar)	Number of Warrants(i)	Fair Value	Number of Warrants(i)	Fair Value
Balance – beginning of year	31,946,495	$30,411	19,350,337	$1,079,253
Issued	2,850,000	6,832	3,321,428	18,449
Warrants re-priced			11,764,284	153,075
Canadian valued warrants expired	(28,625,067)	(29,243)	(1,295,453)	-
Fair value of warrants exercised			(1,194,101)	(3,463)
Fair market value adjustment (gain) loss		(8,000)	-	(1,492,098)
Reclassification of warrant liability from warrant reserve			-	275,195
Balance – end of year	6,171,428	$-	31,946,495	$30,411

(i)	Number of warrants priced in the Canadian Dollar

e)	Stock-based compensation

For the year ended 31 December 2013 and the year ended 31 December 2012, the Company issued stock options to its directors, officers, employees, and consultants and recognized stock-based compensation as follows:

	31 December 2013	31 December 2012
Total options granted	3,000,000	2,700,000
Average exercise price	$0.10	$0.15
Estimated fair value of compensation	$15,000	$130,701
Estimated fair value per option	$0.005	$0.05

The fair value of the stock-based compensation of options to be recognized in the accounts has been estimated using the Black-Scholes Model with the following weighted-average assumptions:

	31 December 2013	31 December 2012
Risk free interest rate	1.71%	1.20% - 1.60%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	61%	112%
Expected option life in years	3	5
Expected maturity rate	60-100%	70-100%

32 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Stock-based compensation for the options that vested during the year is as follows:

	31 December 2013	31 December 2012
Number of options vested	3,000,000	2,466,667
Compensation recognized	$15,000	$130,701

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

In accordance with IFRS 2, the Company recognized $12,584 stock-based compensation on 700,000 options that were forfeited during the year ended 31 December 2013. The value of the compensation was determined using the Black-Scholes Option Pricing Model as noted above.

13)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the year ended 31 December 2013.

33 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

14)	Deferred taxes

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended 31 December 2013 and 2012:

	31 December 2013	31 December 2012
Loss before income taxes	$(258,169)	$(375,731)
Statutory income tax rate	25.75%	25.00%
Expected tax recovery	(66,487)	(93,933)
Differences resulting from:
Non-deductible items	7,252	33,272
Change in estimates	(885,063)	(234,880)
Share issuance costs	(272)	(3,113)
Change in fair value of warrant liability	-	(110,814)
Change in enacted tax rate	(1,929,943)	249,003
Foreign tax rate difference	(13,934)	(64,841)
Change in deferred tax asset not recognized	2,888,448	225,306
Provision for income taxes	$-	$-

The British Columbia corporate tax rate has increased during the year, resulting in an increase in the Company’s combined statutory tax rate. Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax values. Deferred tax assets at 31 December 2013 and 2012 are comprised of the following:

	31 December 2013	31 December 2012
Canada
Non capital loss carryforwards	$2,799,697	$2,609,138
Exploration and evaluation assets	4,200,894	4,124,323
Capital losses	5,131	4,934
Property and equipment	6,977	6,708
Financial instrument	2,592	10,095
Investment tax credit	73,344	73,344
Financing cost	51,551	79,579
	7,140,186	6,908,121
Deferred tax asset not recognized	7,140,186	6,908,121
Net deferred tax asset (liability)	$-	$-
USA
Net operating loss carryfowards	$8,433,777	$5,985,817
Property and equipment	67,283	49,603
Mineral property	2,866,020	2,675,277
	11,367,080	8,710,697
Deferred tax asset not recognized	11,367,080	8,710,697
Net deferred tax asset (liability)	$-	$-

34 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The Company has non-capital loss carryforwards of approximately $10,768,066 (2012 - $10,487,095) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Year of Expiry	Taxable Loss
2014	$983,024
2015	1,727,884
2026	1,569,577
2027	1,852,381
2028	1,170,217
2029	1,128,429
2030	728,100
2031	801,494
2032	525,988
2033	280,971
Total	$10,768,066

In addition, the Company has capital losses of approximately $78,942, which may be carried forward indefinitely to reduce future capital gains.

The Company has net operating loss carryforwards of approximately $21,172,973 (2012 - $17,605,344) which may be carried forward to apply against future year income tax for US tax purposes, as follows:

Year of Expiry	Total
2017	$966,432
2018	419,779
2019	363,828
2020	268,287
2021	154,928
2022	313,643
2023	254,921
2024	1,633,972
2025	1,169,211
2026	1,418,934
2027	1,951,724
2028	2,480,011
2029	1,848,103
2030	2,240,579
2031	2,209,605
2032	1,820,125
2033	1,658,891
Total	$21,172,973

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which that Company can utilize such deferred tax assets.

35 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

15)	Segmented disclosure

The Company operates in one operating segment, which is the acquisition, exploration, and development of mineral property interests. The following table provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Rounded to 000’s	Canada	United States	Total
31 December 2013
Current assets	$32,000	$13,000	$45,000
Long-term Assets
Plant and equipment	$-	$4,000	$4,000
Resource properties acquisition costs	737,000	491,000	1,228,000
Other	17,000	3,000	20,000
Liabilities
Current liabilities	$(116,000)	$(555,000)	$(671,000)
31 December 2012
Current assets	$157,000	$25,000	$182,000
Long-term Assets
Plant and equipment	$-	$10,000	$10,000
Resource properties acquisition costs	717,000	747,000	1,464,000
Other	18,000	3,000	21,000
Liabilities
Current liabilities	$(513,000)	$(582,000)	$(1,095,000)
Warrant liability	(10,000)	-	(10,000)

36 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

16)	Gain on sale of equipment

During the year the Company sold equipment to various third parties at arms-length. The equipment sold generated proceeds of $35,023. The full amount has been recorded as a gain on the consolidated statement of comprehensive loss as all equipment sold was previously amortized in full.

17)	Contingent liability

During the prior year the Company received services from Quorum Management and Administrative Services Inc. (“Quorum”). Quorum is a private company held jointly by the Company and other public companies, created to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. In April 2012, the partners of Quorum made the decision to wind up its administrative operations effective 31 August 2012. Management is aware of the possibility that there may be a future cost associated with the conclusion of this agreement. At the period ended 31 December 2013 and at the date of this report, the Company is unable to make a reliable estimate of the cost or likelihood of them being incurred. Accordingly, no provision has been made in these consolidated financial statements.

18)	Gain on settlement of liabilities

During the year ended 31 December 2013, $84,352 of accrued liabilities became statue barred due to the lapse of time. This resulted in the write-off of the liability and the recovery of previously expensed amounts through the statement of comprehensive loss.

19)	Gain on renegotiation of accounts payable

During the year ended 31 December 2013 the Company renegotiated various payable balances with vendors. The negotiations resulted in the Company settling a number of payables for less than what was recorded on the books, resulting in a non-cash gain of $22,089 during the year.

20)	Subsequent events

There have been no significant or notable events subsequent to the year ended 31 December 2013, up to the date of this report.

37 | Page

Emgold Mining Corporation

(An Exploration Stage Company)

Consolidated Financial Statements

For the Years Ended 31 December 2012 and 2011

Stated in United States Dollars

Management’s Responsibility		i
Independent Auditors’ Report		ii
Consolidated Statement of Financial Position		1
Consolidated Statement of Comprehensive Loss		2
Consolidated Statement of Changes in Equity		3
Consolidated Statement of Cash Flows		5
Notes to Consolidated Financial Statements
1)	Nature of operations and going concern	6
2)	Basis of preparation – Statement of Compliance	6
3)	Summary of significant accounting policies	7
4)	Critical judgments in applying accounting policies	14
5)	Accounting standards issued but not yet effective	16
6)	Financial instruments and risk management	18
7)	Marketable securities	19
8)	Property and equipment	20
9)	Exploration and evaluation assets	21
10)	Share capital	25
11)	Related party transactions	30
12)	Segmented disclosure	31
13)	Capital disclosures	31
14)	Deferred taxes	32
15)	Contingent liability	34
16)	Subsequent events	34

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying Consolidated Financial Statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee has the responsibility of meeting with management, and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of Emgold’s external auditors.

We draw attention to Note 1 in the consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

MNP LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

30 April 2013

“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO

i | Page

Independent Auditors’ Report

To the Shareholders of Emgold Mining Corporation:

We have audited the accompanying consolidated financial statements of Emgold Mining Corporation and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2012 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for the year then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emgold Mining Corporation and its subsidiaries as at December 31, 2012, and the results of their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the IASB.

Emphasis of Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter
The financial statements of Emgold Mining Corporation for the year ended December 31, 2011, were audited by another auditor who expressed an unqualified (unmodified) opinion on those statements on April 19, 2012.

April 30, 2013 Vancouver, British Columbia	Chartered Accountants

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Emgold Mining Corporation	Statement 1
US Dollars

Consolidated Statement of Financial Position
		As at
	Note	31 December 2012	31 December 2011
Assets
Current Assets
Cash and cash equivalents		$62,053	$965,102
Amounts receivable		85,178	79,225
Due from related parties	(11)	-	28,531
Prepaid amounts and deposits		34,908	42,966
		182,139	1,115,824
Non-current Assets
Reclamation bonds		21,216	11,932
Marketable securities	(7)	-	17,071
Property and equipment	(8)	10,307	18,176
Exploration and evaluation assets	(9)	1,464,274	1,035,163
		$1,677,936	$2,198,166
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$706,137	$303,019
Due to related parties	(11)	388,519	160,965
Warrant liability – current portion	(10)	10,815	-
		1,105,471	463,984
Non-current Liabilities
Warrant liability	(10)	19,596	1,079,253
		1,125,067	1,543,237
Equity
Share capital	(10)	43,390,203	42,817,739
Share purchase warrants	(10)	686,349	1,219,617
Contributed surplus	(10)	7,035,197	6,800,722
Deficit		(50,558,880)	(50,183,149)
		552,869	654,929
		$1,677,936	$2,198,166

Nature of operations and going concern	(1)	Capital disclosures	(13)
Basis of preparation - Statement of Compliance	(2)	Income taxes	(14)
Related parties	(11)	Contingent liability	(15)
Segmented disclosure	(12)	Subsequent events	(16)

The consolidated financial statements were approved by the Board of Directors on 30 April 2013 and were signed on its behalf by:

“David Watkinson”	“Andrew MacRitchie”
David Watkinson, Director	Andrew MacRitchie, Director

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Emgold Mining Corporation	Statement 2
US Dollars

Consolidated Statement of Comprehensive Loss
		Year ended	Year ended
	Note	31 December 2012	31 December 2011
Expenses
Exploration and evaluation
Resource property expense	(9)	$1,145,129	$1,293,974
Stock-based compensation	(10)	42,200	13,166

General and administrative
Salaries and benefits		159,679	213,358
Shareholder communications		128,043	62,202
Office and administration		110,071	90,011
Stock-based compensation	(10)	88,501	45,812
Management and consulting fees		99,047	42,634
Professional fees		85,659	175,381
Insurance		17,244	-
Amortization		10,925	14,478
Listing and filing fees		3,025	-
Travel		1,688	-
Banking costs		1,088	-

Other (income) loss
Realized (gain) on sale of marketable securities		(3,311)	-
Gain on sale of equipment		(3,850)	(1,000)
Foreign exchange (gain)		(17,309)	(40,297)
Unrealized (gain) loss on warranty liability		(1,492,098)	379,336
Unrealized loss (gain) on marketable securities		-	49,005
Net Loss and Comprehensive Loss		$(375,731)	$(2,338,060)
Net Loss per Common Share – Basic and Diluted		$(0.01)	$(0.06)
Weighted Average Number of Shares Outstanding		59,089,573	40,189,279

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Emgold Mining Corporation	Statement 3A
US Dollars

Consolidated Statement of Changes in Equity for the Year Ended 31 December 2011
	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance 01 January 2011	38,552,444	$41,490,268	21,315,017	$1,271,008	3,113,998	$6,629,389	$(47,845,089)	$1,545,576
Stock based compensation	-	-	-	-	-	58,978	-	58,978
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(380,185)	(380,185)
Balance 31 March 2011	38,552,444	$41,490,268	21,315,017	$1,271,008	3,113,998	$6,688,367	$(48,225,274)	$1,224,369
Warrants expired, unexercised	-	-	(511,500)	(48,520)	-	48,520	-	-
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(412,693)	(412,693)
Balance 30 June 2011	38,552,444	$41,490,268	20,803,517	$1,222,488	3,113,998	$6,736,887	$(48,637,967)	$811,676
Share subscriptions	-	212,541	-	-	-	-	-	212,541
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(689,679)	(689,679)
Balance 30 September 2011	38,552,444	$41,702,809	20,803,517	$1,222,488	3,113,998	$6,736,887	$(49,327,646)	$334,538
Shares issued for property	106,290	13,341	-	-	-	-	-	13,341
Subscription shares	-	(212,541)	-	-	-	-	-	(212,541)
Private placements, less share issue costs	20,055,770	1,314,130	18,054,884	60,964	-	-	-	1,375,094
Warrants expired, unexercised	-	-	(350,000)	(63,835)	-	63,835	-	-
Options expired	-	-	-	-	(65,500)	-	-	-
Options cancelled and forfeited	-	-	-	-	(175,833)	-	-	-
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(855,503)	(855,503)
Balance 31 December 2011	58,714,504	$42,817,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,183,149)	$654,929

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Emgold Mining Corporation	Statement 3B
US Dollars

Statement of Changes in Equity for the Year Ended 31 December 2012
	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholder Equity
Balance 01 January 2012	58,714,504	$42,817,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,183,149)	$654,929
Shares issued for property	100,000	10,000	-	-	-	-	-	10,000
Net loss and comprehensive gain for the period	-	-	-	-	-	-	24,437	24,437
Balance 31 March 2012	58,814,504	$42,827,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,158,712)	$689,366
Warrants expired, unexercised	-	-	(3,192,000)	(21,146)		21,146	-	-
Stock based compensation	-	-	-	-	2,700,000	158,172	-	158,172
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(516,751)	(516,751)
Balance 30 June 2012	58,814,504	$42,827,739	35,316,401	$1,198,471	5,572,665	$6,980,040	$(50,675,463)	$330,787
Warrants exercised	70,000	7,000						7,000
Fair value of warrants exercised	-	203	(70,000)	(203)	-	-	-	-
Warrants expired, unexercised	-	-	(112,000)	(4,246)	-	4,246	-	-
Share subscriptions	-	114,289	-	-	-	-	-	114,289
Stock based compensation	-	-	-	-	-	13,413	-	13,413
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(406,122)	(406,122)
Balance 30 September 2012	58,884,504	$42,949,231	35,134,401	$1,194,022	5,572,665	$6,997,699	$(51,081,585)	$59,367
Private placement issuances	6,642,857	452,041	3,321,428	-	-	-	-	452,041
Warrants exercised	1,124,101	112,410	-	-	-	-	-	112,410
Fair value of warrants exercised	-	3,260	(1,124,101)	(3,260)	-	-	-	-
Fair value of warrants re-priced	-	-	-	(424,807)	-	-	-	(424,807)
Share issuance costs	-	(12,450)	-	-	-	-	-	(12,450)
Options expired	-	-	-	-	(603,000)	-	-	-
Warrants expired	-	-	(1,835,944)	(79,606)	-	79,606	-	-
Share subscriptions	-	(114,289)	-	-	-	-	-	(114,289)
Share based compensation	-	-	-	-	-	(42,108)	-	(42,108)
Net income and comprehensive income for the period	-	-	-	-	-	-	522,705	522,705
Balance 31 December 2012	66,651,462	$43,390,203	35,495,784	$686,349	4,969,665	$7,035,197	$(50,558,880)	$552,869

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Emgold Mining Corporation	Statement 4
US Dollars

Consolidated Statement of Cash Flows
	Year Ended	Year Ended
	31 December 2012	31 December 2011
Operating Activities
Loss for the Year	$(375,731)	$(2,338,060)
Items not Affecting Cash
Stock-based compensation	130,701	58,978
Amortization	10,925	14,478
Effect of currency translation	(1,066)	(10,791)
Gain on sale of equipment	(3,850)	(1,000)
Realized / unrealized loss on marketable securities	6,831	49,005
Unrealized (gain) loss on warranty liability	(1,492,098)	379,336
	$(1,724,288)	$(1,848,054)
Net Change in Non-cash Working Capital
Accounts receivable	(5,953)	(65,989)
Prepaid expenses and deposits	8,058	9,226
Accounts payable and accrued liabilities	403,118	(25,037)
Due to/from related parties	256,085	12,905
	$(1,062,980)	$(1,916,949)
Investing Activities
Proceeds from sale of marketable securities	10,240	-
Proceeds from sale of equipment	3,850	1,000
Acquisition of property	(3,056)	-
Purchase of reclamation deposit	(9,500)	-
Resource property expenditures	(419,053)	-
	$(417,519)	$1,000
Financing Activities
Proceeds from share issuances	589,900	1,963,556
Share issuance costs	(12,450)	-
	$577,450	$1,963,556
Net Increase (Decrease) in Cash	(903,049)	47,607
Cash position – beginning of year	965,102	917,495
Cash Position – End of Year	$62,053	$965,102
Supplementary Disclosure
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-
Fair value transfer on warrant expiry	$104,998	$112,355
Fair value transfer on warrant exercise	$3,463	$-
Shares issued for mineral property	$10,000	$13,341

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTCQX.

These consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast significant doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; although the Company has been successful in the past at raising funds, there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

Rounded (‘000’s)	31 December 2012	31 December 2011
Working capital	$(923,000)	$652,000
Accumulated deficit	$(50,559,000)	$(50,183,000)

2)	Basis of preparation – Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS and related IFRS Interpretations Committee (“IFRIC’s”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments (note 3) at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies set out were consistently applied to all the periods presented unless otherwise noted below. The preparation of consolidated financial statements in accordance with IAS 1 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the revision affects both current and future periods.

The functional and reporting currency of the Company is the United States dollar.

3)	Summary of significant accounting policies

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The Company's principal accounting policies are outlined below:

a)	Basis of presentation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

•	Idaho-Maryland Mining Corporation
•	Emgold (US) Corp.
•	Golden Bear Ceramics Company

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition. The Company has no non-controlling interests.

b)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

If the Company's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders' proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

c)	Foreign currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. References to CDN$ represent Canadian dollars. The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates which is United States dollars. Transactions entered into by the Company’s subsidiary in a currency other than the currency of the primary economic environment in which it operates (its "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and depletion which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss.

Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the consolidated statement of loss and comprehensive loss. Non-monetary assets and liabilities are translated using historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined.

d)	Measurement uncertainty

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s key estimates relate to the valuation and estimated useful lives of equipment, the measurement of stock-based compensation, the valuation of warrants, the valuation allowance for deferred tax assets and liabilities, valuation and recoverability of resource properties, and the valuation of shares issued for resource property. Actual results may differ from these estimates.

Depreciation and depletion of property, plant and equipment assets are dependent upon estimates of useful lives and reserve estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amounts taking into account factors such as reserves, economic and market conditions and the useful lives of assets. Provisions for environmental rehabilitations are recognised in the period in which they arise and are stated as the fair value of estimated future costs.

The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. These estimates require the extensive use of judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

e)	Share based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the period that the options are earned. The fair value is recognized as an expense with a corresponding increase in equity. The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

f)	Financial instruments

All financial instruments must be recognized, initially, at fair value on the consolidated statement of financial position. The Company has classified each financial instrument into the following categories: “fair value through profit or loss,” “loans and receivables,” and “other liabilities.” Subsequent measurement of the financial instruments is based on their respective classification. Unrealized gains and losses on held for trading instruments are recognized in earnings. The other categories of financial instruments are recognized at amortized cost using the effective interest method. The Company had made the following classifications:

Financial Asset or Liability	Category
Cash and cash equivalents	Fair value through profit or loss
Marketable securities	Fair value through profit or loss
Amounts receivable and due from related parties	Loans and receivables
Prepaid amounts and deposits	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Warrant liability	Fair value through profit or loss
Due to related parties	Other liabilities

g)	Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current income tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the consolidated statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;
•
are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
•
are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

h)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting year. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised if in the money and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

i)	Comprehensive profit (loss)

Comprehensive profit (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net profit such as unrealized gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to self-sustaining operations. The Company's comprehensive profit (loss) is presented in the Consolidated Statements of Comprehensive Profit (Loss) and the Consolidated Statements of Shareholders' Equity.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

j)	Property, plant and equipment

Plant and equipment assets are depreciated using the straight-line method based on estimated useful lives, which generally range from 1 to 5 years. Land is not depreciated.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized. Directly attributable expenses incurred for major capital projects and site preparation are capitalized until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognized as a provision.

The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate portion of normal overheads.

The costs of day-to-day servicing are recognized in profit or loss as incurred. These costs are more commonly referred to as "maintenance and repairs."

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalized at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings is utilized. Capitalization of borrowing costs ceases when the asset is substantially complete.

The depreciation method, useful life and residual values are assessed annually.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Subsequent costs

The cost of replacing part of an item within property, plant and equipment is recognized when the cost is incurred if it is probable that the future economic benefits will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized as an expense as incurred.

Impairment

The Company's tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

k)	Exploration and evaluation

The Company is currently in the exploration stage with all of its mineral interests. Exploration and evaluation costs include the costs of acquiring licenses, costs incurred to explore and evaluate properties, and the fair value, upon acquisition, of mineral properties acquired in a business combination.

Exploration and evaluation expenditures are expensed in the period they are incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Significant property acquisition costs are capitalized only to the extent that such costs can be directly attributed to an area of interest where it is considered likely to be recoverable by future exploitation or sale. Development costs relating to specific properties are capitalized once management has made a development decision.

From time to time, the Company may acquire or dispose of mineral interests pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded in the period that the payments are made or received. The Company does not accrue costs to maintain mineral interests in good standing.

Restoration provisions

The Company recognizes liabilities for legal obligations associated with the reclamation or rehabilitation of mineral property interests that the Company is required to settle. The Company recognizes the fair value of liabilities for such obligations in the year in which they occur or in the year in which a reasonable estimate of such costs can be made. The obligation is recorded as a liability with a corresponding charge to operations. The Company has determined that it has no material restoration obligations as at 31 December 2012.

l)	Impairment Loss

An impairment loss is reversed if there is an indication that there has been a positive change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

m)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

n)	Environmental

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates is capitalized along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company's estimates are reviewed annually for changes in regulatory requirements, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of reclamation costs, are charged to profit and loss for the period.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

o)	Provisions and decommissioning liabilities

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Decommissioning liabilities include an estimate of the future cost associated with the abandonment and reclamation of property and equipment, discounted to its present value, and capitalized as part of the cost of that asset. The estimated costs are based on the present value of the expenditure expected to be incurred. Changes in the discount rate, estimated timing of decommissioning costs, or cost estimates are dealt with prospectively by recording a change in estimate, and a corresponding adjustment to equipment. The accretion on the decommissioning provision is included in the consolidated statement of comprehensive loss.

Actual expenditures incurred are charged against the decommissioning liability.

p)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

q)	Flow-through shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences. A liability is recognized for the premium on the flow-through shares and is subsequently reversed as the Company incurs qualifying Canadian exploration expenses. When flow-through expenditures are renounced to the investors, a portion of the deferred income tax assets that were not recognized in previous years, due to the recording of a deferred tax asset not recognized, are recognized as a recovery of income taxes in the statement of comprehensive loss.

4)	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

a)	Critical judgments in applying accounting policies

Going concern assumption

These consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast significant doubt upon the soundness of this assumption. Refer to note 1 for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Mineral Properties

The company owns land and surface rights which is part of the Idaho-Maryland property in the amount of $747,219. This land is adjacent to the property which the company leases that expired on February 1, 2013 (see note 16). The company assessed that no impairment was necessary on the land and surface rights that they own as they are still negotiating to extend the lease however if the lease were not extended the land will still be of value as its location is strategic to the operating of the surface mine.

b)	Key sources of estimation uncertainty

Useful life of plant and equipment

As discussed in note 3, the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended 31 December 2012 and 2011.

Decommissioning liability

The estimated costs are reviewed annually by management including changes in the discount rate, estimated timing of decommissioning costs, or cost estimates.

Share based payments and fair value of warrants

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 3. The fair value of stock options granted is measured using the Black-Scholes option valuation model (“BkS”), which was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the highly subjective input assumptions can materially affect the calculated values. The fair value of stock options granted using the BkS do not necessarily provide a reliable measure of the fair value of the Company’s stock option awards. The same model is used by the Company is order to arrive at a fair value for the issuance of warrants.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Exploration and evaluation asset

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

5)	Accounting standards issued but not yet effective

The following accounting standards have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective for the Company; both the effective date and the expected impact are noted, based on the information currently available.

a)	IFRS 7, Financial Instruments: Disclosures

The Standard is effective for annual periods beginning on or after 01 January 2013, with earlier adoption permitted. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

b)	IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after 01 January 2015, with earlier adoption permitted. The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

c)	IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation – Special Purpose Entities,” and is effective for annual periods beginning on or after 01 January 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

d)	IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non – Monetary Contributions by Venturers and is effective for annual periods beginning on or after 01 January 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

e)	IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after 01 January 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

f)	IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out a single IFRS framework for measuring value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after 01 January 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

g)	Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective 01 July 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

h)	IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after 01 January 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

i)	IAS 27 - Separate financial statements

IAS 27, "Separate financial statements" (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after 01 January 2013. The standard does not impact the consolidated financial statements.

j)	IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12.

k)	IAS 32, Financial instruments: Presentation

IAS 32, “Financial Instruments: Presentation” provides further clarity around details relating to the right of set-off and the application of offsetting criteria under certain circumstances. The amendments to IAS 27 are effective for annual periods beginning on or after 01 January 2014. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

l)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit. The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. The Company does not expect the standard to impact its consolidated financial statements.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

6)	Financial instruments and risk management

a)	Financial instrument classification and measurement

Financial instruments of the Company are carried on the Consolidated Statement of Financial Position at amortized cost with the exception of cash, marketable securities and warrant liability, which are carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 December 2012 due to the immediate or short-term maturities of the financial instruments.

The fair value of the Company’s cash and marketable securities are quoted in active markets. The Company classifies the fair value of these transactions according to the following hierarchy:

Level 1 – quoted prices in active markets for identical financial instruments.

Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed using the fair value hierarchy described above and classified as Level 1. The warrant liability has been classified as Level 3.

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, due to/from related parties, marketable securities, deposits, accounts payable and accrued liabilities, and warrant liability. At 31 December 2012, the carrying value of cash, marketable securities, and warrant liability is fair value. Amounts receivable, due to/from related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk, as a 5% shift in foreign exchange rates would result in an impact of $2,700. At 31 December 2012 the Company held currency totalling the following:

Rounded (‘000’s)	31 December 2012	31 December 2011
Canadian dollars	$54,000	$877,000
United States dollars	$8,000	$88,000

g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

7)	Marketable securities

Pursuant to the terms of the Lease and Option to Purchase Agreement, on 13 January 2011, Valterra issued to the Company 50,000 units consisting of one common share and one share purchase warrant per unit. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a five year period. On the date of issue the common shares were valued at $3,268 and the warrants were valued at $1,637 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

Pursuant to an amendment of the Lease and Option to Purchase Agreement, on 08 February 2011, Valterra issued to the Company 600,000 units consisting of one common share and one share purchase warrant per unit. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a two year period. On the date of issue the common shares were valued at $42,870 and the warrants were valued at $18,301 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

As at 31 March 2012, the common shares and warrants of Valterra were revalued at fair market value of $16,627 resulting in an unrealized loss on marketable securities of $1,437. The $2,585 fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: 1.46 year term, 135% volatility, risk free interest rate of 1.01% and a dividend rate of Nil.

During the quarter ended 31 December 2012, the Company liquidated all marketable securities resulting in a realized loss of $6,831. The Company still holds a nominal number of warrants issued from Valterra; their value is not material and has not been included in the records of the Company.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

8)	Property and equipment

	Plant and Field Equipment	Furniture and Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2011	$39,306	$63,668	$80,002	$38,833	$221,809
Disposals	(23,650)	(17,504)	(8,057)	-	(49,211)
Balance at 31 December 2011	$15,656	$46,164	$71,945	$38,833	$172,598
Balance at 01 January 2012	$15,656	$46,164	$71,945	$38,833	$172,598
Additions	3,056	-	-	-	3,056
Balance at 31 December 2012	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2011	$39,253	$53,722	$63,171	$33,008	$189,154
Depreciation for the year	53	3,267	5,334	5,825	14,479
Disposals	(23,650)	(17,504)	(8,057)	-	(49,211)
Balance at 31 December 2011	$15,656	$39,485	$60,448	$38,833	$154,422
Balance at 01 January 2012	$15,656	$39,485	$60,448	$38,833	$154,422
Depreciation for the year	611	3,712	6,602	-	10,925
Balance at 31 December 2012	$16,267	$43,197	$67,050	$38,833	$165,347
Carrying Amounts
At 01 January 2011	$53	$9,946	$16,831	$5,825	$32,655
At 31 December 2011	$-	$6,679	$11,497	$-	$18,176
At 31 December 2012	$2,445	$2,967	$4,895	$-	$10,307

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

9)	Exploration and evaluation assets

Property acquisition costs	Idaho – Maryland	Buckskin Rawhide & Koegel	Stewart Property	Rozan Gold	Total
Balance at 01 January 2011	$747,219	$25,233	$199,667	$115,301	$1,087,420
Acquisitions	-	13,819	-	(66,076)	(52,257)
Balance at 31 December 2011	$747,219	$39,052	$199,667	$49,225	$1,035,163
Acquisitions	-	420,059	9,052	-	429,111
Balance at 31 December 2012	$747,219	$459,111	$208,719	$49,225	$1,464,274

a)	Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“I-M Property”) and surrounding areas in the Grass Valley Mining District, California.

The owners granted to the Company the exclusive right and option to purchase all of the leased property. The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased. Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price. During the year ended 31 December 2010, the Company extended the lease and option agreement from 01 February 2011, for an additional two years to 01 February 2013. Lease payments during the extension period are $30,000 per quarter. In conjunction with the extension, the lessors agreed to defer payments for 2010 totalling $120,000. Under the terms of the deferral, this amount was added to the purchase price of the I-M Property, the first instalment of which becomes due on 01 February 2013. The $120,000 will be subject to interest calculated at 5.25% compounded annually. Provided that payments are kept current, the Company may purchase the property at any time. The purchase price at 01 February 2013, would be $6,154,717.

On 01 February 2013, subsequent to year ended 2012, the Lease Option to Purchase Agreement for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Property expired. The Company is in negotiations with the owners to extend this Agreement. Refer to note 16 for further details.

b)	Buckskin Rawhide Property, Nevada

In November 2009 the Company entered into a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide East mineral claims (46 claims), a gold prospect located near Fallon, Nevada. The Company agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019. During the lease period, the Company could conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, the Company could acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC was required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company. Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property. The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

On 11 April 2011, the Company announced it had staked six additional claims, increasing the size of the Buckskin Rawhide East Property to 52 claims.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

On 24 January 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the Year. In 2012, consideration in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) was paid, as per the Agreement, upon TSX-Venture Exchange approval.

On 14 and 19 November 2012, the Company announced a series of transactions involving its Buckskin Rawhide East Property in Nevada. The Company announced it had signed an Option Agreement to complete an early buyout of all underlying property rights, including royalty rights, for its Buckskin Rawhide East Property. The Option provides that Emgold will pay two arm’s length parties (Nevada Sunrise LLC and the Castagne) an aggregate of $510,000 to allow the Company to consolidate a 100% interest in the 52 unpatented mineral claims, totalling 835 acres, that make up Buckskin Rawhide East Property. The Company also announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CDN$1.0 million, part of which would be used to fund the above transaction. Also pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold. the Company will subsequently lease the property to RMC. This transaction is occurring in a number of steps.

On 28 December 2012, the Company announced the first step of the above transaction. The first tranche of the private placement was closed for proceeds totalling CDN$465,000. A total of $400,000 from this tranche of the financing was used to acquire a 100% interest in 6 unpatented mining claims and a 75% interest in 40 unpatented mineral claims, including royalty interests, from one of the underlying property owners mentioned above.

On 01 February 2013, Emgold announced the closing of the second step of the above transaction, which included a second private placement, for proceeds of CDN$285,000. The Company is currently working on the third step of the transaction, which will involve the acquisition of the remaining 25% of 40 unpatented mineral claims that make up part of the Buckskin Rawhide East Property. As part of this step, the remaining CDN$250,000 private placement will be completed with RMC, of which $110,000 will be used to acquire the 25% interest.

The fourth and final step with RMC will involve completion of a Lease Agreement. RMC has agreed to lease the Buckskin Rawhide East Property from Emgold based on the following terms:

1.	The Lease Term is 20 years.
2.	Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
3.	During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
4.	RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
5.	RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
6.	RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce

8.
After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

The Company has met all commitments on this property as of the year ended 31 December 2012.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

c)	Koegel Rawhide , Nevada

On 13 February, 2013, the Company announced it had signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Claims in Mineral County, Nevada. The RHT and GEL claims “Koegel Rawhide Property” comprise 19 unpatented lode mining claims totalling 380 acres. Pursuant to the lease agreement, advance royalty payment will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the Year. In 2012, consideration payable in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) were paid, as per the Agreement, upon TSX-Venture Exchange Approval.

On 15 February 2012, the Company announced it has staked an additional 17 unpatented claims to expand this property to 36 unpatented mineral claims totalling 720 acres.

The Company has met all commitments on this property as of the year ended 31 December 2012.

d)	Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia. The Company holds a 100% interest in the property, subject to a 3.0% NSR. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended 31 December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”). The Agreement called for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

In January 2012, after failing to meet its work commitments on the Rozan Gold Property, Valterra announced that it has elected to terminate the Agreement with the Company and the property was returned to Emgold.

e)	Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia. The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%. The Company has staked 21 claims contiguous to the Stewart Property located in south-eastern British Columbia.

23 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

f)	Exploration and evaluation expenditures

	For the Year Ended 31 December 2012	For the Year Ended 31 December 2011	Cumulative Total of 31 December 2012
Idaho – Maryland Property, California
Geological & geochemical	$279,912	$309,385	$4,977,460
Land lease and taxes	167,244	153,954	1,827,350
Mine planning	77,168	298,995	4,819,000
Transportation	9,330	-	137,580
Community relations	2,380	-	82,941
Assay and analysis	1,023	-	101,163
Site activities	827	-	1,673,217
Drilling	-	-	1,039,920
Consulting	-	-	209,713
Stock-based compensation	42,200	13,166	642,144
Incurred during the year	$580,084	$775,500	$15,510,488
Buckskin Rawhide and Koegel Properties, Nevada
Geological & geochemical	-	26,890	28,165
Site activities	-	1,206	5,116
Incurred during the year	$-	$28,096	$33,281
Rozan Gold Property, BC
Drilling	221,721	-	285,771
Assays and analysis	63,052	-	74,855
Geological & geochemical	33,082	-	156,470
Site activities	175	-	22,219
Transportation	64	-	12,418
Stock-based compensation	-	-	16,055
Trenching	-	-	4,666
Assistance and recovery	-	-	(7,322)
Incurred during the year	$318,094	$-	$565,132
Stewart Property, BC
Drilling	227,913	321,087	1,079,056
Geological & geochemical	53,406	101,844	376,399
Assays and analysis	3,036	60,555	159,748
Claim fees	2,332	-	2,332
Transportation	1,796	10,223	57,857
Site activities	668	9,835	32,013
Stock-based compensation	-	-	16,055
Trenching	-	-	19,318
Assistance and recovery	-	-	(29,692)
Incurred during the year	$289,151	$503,544	$1,713,086
Total Exploration Expenditures	$1,187,329	$1,307,140	$17,821,987

24 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

10)	Share capital

a)	Authorized

Unlimited - Number of common shares without par value

Unlimited -Number of preference shares without par value

b)	Common shares, issued and fully paid

In December 2012 the Company closed the first tranche of a private placement, issuing 6,642,857 Units at CDN$0.07 per Unit for gross proceeds of CDN$465,000. Each Unit consists of one common share of the Company and one half common share purchase warrant. Each full warrant entitles the holder to purchase, for a period of 24 months, one additional common share at a price of CDN$0.12 per share. No finder’s fees were payable in connection with this part of the financing. The share issued, along with any shares issued upon the exercise of warrants, will be subject to a four month and one day hold period, expiring 29 April 2013.

In December 2011 the Company completed a non-brokered private placement of flow-through units for gross proceeds of $767,750. A total of 5,905,769 units were issued at a price of CDN$0.13 per unit. Each unit consists of one “flow-through” common share of the Company and one half of one common share purchase warrant. Each warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of CDN$0.20 per share. The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $117,359. A $NIL flow-through premium related to this private placement.

Finder’s fees of CDN$49,920 and 383,999 finder’s warrants were awarded in relation to the flow-through financing. The finder’s warrants entitle the holder to purchase, for a period of 18 months, one additional common share of the Company - 269,230 are exercisable at a price of CDN$0.15 and 114,769 are exercisable at a price of CDN$0.20. The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 1.5 years. The total value ascribed to the finder's warrants was $18,514. The Company has filed the renunciation of flow-expenditures as required by the Canadian tax authorities.

The Shares issued in connection with these non-brokered private placements, including any issued on the exercise of the warrants, will be subject to a minimum hold period of four months.

25 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the year is summarized as follows:

Stock option activity	31 December 2012	Weighted average exercise price	31 December 2011	Weighted average exercise price
Balance – beginning of year	2,872,665	$0.23	3,113,998	$1.37
Granted	2,700,000	0.15	-	-
Expired	(603,000)	0.175	(65,500)	0.175
Cancelled and forfeited	-	-	(175,833)	0.21
Balance – end of year	4,969,665	$0.19	2,872,665	$0.23

Details of stock options outstanding as at 31 December 2012 are as follows:

Expiry Date	Exercise Price (CDN$)	31 December 2012	31 December 2011
11 December 2012	$0.175		600,000
12 May 2013	$0.175	97,500	97,500
19 November 2013	$0.175	141,500	143,500
12 July 2014	$0.175	64,000	65,000
17 March 2015	$0.25	466,665	466,665
08 December 2015	$0.25	1,500,000	1,500,000
01 May 2017	$0.15	700,000	-
07 May 2017	$0.15	1,800,000	-
22 May 2017	$0.15	200,000	-
		4,969,665	2,872,665

The outstanding options have a weighted-average exercise price of $0.19 (31 December 2011 - $0.23) and the weighted-average remaining life of the options is 2.51 years (31 Dec 2011 – 2.94) years. As at 31 December 2012, a total of 4,736,332 (31 December 2011 – 2,872,665) of these outstanding options had vested. As at 31 December 2012, none (31 December 2011 – none) of the outstanding options were in the money.

During the year ended 31 December 2011, a total of 405,700 incentive stock options granted to directors, officers, employees and consultants of the Company with exercise prices ranging from CDN$1.00 to CDN$10.00 were re-priced to $0.175 per share. The expiry dates remained unchanged.

26 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

d)	Warrants

Warrant activity during the year is summarized as follows:

Warrant Activity	30 December 2012 (i)	Weighted Average exercise price	31 December 2011(i)	Weighted Average exercise price
Balance – beginning of year	38,508,401	$0.27	21,315,017	$0.35
Issued	3,321,428	0.12	18,054,884	0.16
Exercised	(1,194,101)	0.10	-	-
Expired	(5,139,944)	0.33	(861,500)	1.60
Balance – end of year	35,495,784	$0.25	38,508,401	$0.27
(i)	The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.

Issued	Expiry	Exercise Price	31 December 2012	31 December 2011
06 April 2010	06 April 2012	$0.35	-	1,600,000
06 April 2010	06 April 2012	0.25	-	80,000
06 April 2010	23 April 2012	0.35	-	1,400,000
06 April 2010	23 April 2012	0.25	-	112,000
09 September 2010	09 September 2015	0.35	2,813,575	2,813,575
23 September 2010	23 September 2012	0.35	-	5,315,856
23 September 2010	23 September 2013(ii)	0.35	735,714
23 September 2010	23 September 2013(i)	0.15(iii)	3,344,041	-
14 October 2010	14 October 2012	0.35	-	7,836,633
14 October 2010	14 October 2013(i)	0.15(iii)	7,226,142	-
21 December 2010	21 December 2012	0.30(iii)	-	1,136,363
21 December 2010	21 December 2012	0.22(iii)	-	159,090
22 June 2011	22 June 2013	0.25(iii)	2,235,577	2,235,577
22 June 2011	23 June 2013	0.15(iii)	269,230	269,230
28 June 2011	28 June 2013	0.20(iii)	717,308	717,308
28 June 2011	28 June 2013	0.20(iii)	114,769	114,769
18 November 2011	18 November 2013	0.15(iii)	12,156,000	12,156,000
22 December 2011	22 December 2013	0.15(iii)	2,530,000	2,530,000
22 December 2011	22 December 2013	0.15(iii)	32,000	32,000
28 December 2012	28 December 2014	0.15(iii)	3,321,428	-
			35,495,784	38,508,401

(i)
The Company completed a re-pricing and extension of the expiry date of certain existing common share purchase warrants (“warrants”). A total of 11,764,284 warrants, the original exercise price of which was US$0.35, have been re-priced at CDN$0.15 per share and been given a 12 month extension. These re-priced warrants were also able to elect an early conversion option whereby they could convert their warrants to shares at CDN$0.10 per share, if exercised by 31 August 2012. A total of 1,194,101 warrants were exercised at CDN$0.10. No other warrants have been exercised subsequent to the re-price.

(ii)	These warrants were part of the extension as noted above, but were not re-priced.
(iii)	The exercise prices of these warrants are stated in Canadian funds.

27 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the consolidated statement of comprehensive loss as they arise. The Company has issued such share purchase warrants. As a result, these share purchase warrants must be accounted for as a liability. As at 31 December 2012, the Company recorded a warrant liability in the amount of $30,411 (31 December 2011 - $1,079,253). The warrants were valued upon issuance and subsequently revalued on 31 December 2012 using the Black-Scholes option pricing model, with the following assumptions: weighted average risk free rate of 1.13%, volatility factors of 50% - 70% and an expected life of 6 months – 24 months. An unrealized gain on warrant liability of $1,492,098 has been recorded in the consolidated statement of loss and comprehensive loss for the year ended 31 December 2012.

Movement related to the warrant liability is as follows:

	31 December 2012		31 December 2011
Warrant Liability	Number of Warrants(i)	Fair Value	Number of Warrants(i)	Fair Value
Balance – beginning of year	19,350,337	$1,079,253	1,295,453	$111,458
Issued	3,321,428	18,449	18,054,884	588,459
Warrants re-priced	11,764,284	153,075	-	-
Expired	(1,295,453)	-	-	-
Fair value of warrants exercised	(1,194,101)	(3,463)	-	-
Fair market value adjustment (gain)/loss	-	(1,492,098)	-	379,336
Reclassification of warrant liability from warrant reserve	-	275,195	-	-
Balance – end of year	31,946,495	$30,411	19,350,337	$1,079,253

(i)	Number of warrants priced in the Canadian Dollar

28 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

e)	Stock-based compensation

For the years ended 31 December 2012 and 31 December 2011, the Company issued stock options to its directors, officers, employees, and consultants and recognized stock-based compensation as follows:

	31 December 2012	31 December 2011
Total options granted	2,700,000	405,700	(i)
Average exercise price	$0.15	$0.175
Estimated fair value of compensation	$130,701	$58,797
Estimated fair value per option	$0.05	$0.19

The fair value of the stock-based compensation of options to be recognized in the accounts has been estimated using the Black-Scholes Model with the following weighted-average assumptions:

	31 December 2012	31 December 2011
Risk free interest rate	1.20% - 1.60%	1.68%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	112%	101%
Expected option life in years	5	2.18
Expected maturity rate	70-100%	70-100%

Stock-based compensation for the options that vested during the year is as follows:

	31 December 2012	31 December 2011
Number of options vested	2,466,667	-
Compensation recognized	$130,701	$58,978

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

29 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

11)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)	Remuneration or fees(ii)	Share-based awards
CEO and President - management fees	2012	$185,000	$40,598
	2011	185,000	-
A company of which the CFO is a director (iii) – management fees	2012	12,095	-
	2011	-	-
A company of which the CFO is a director (iii) – accounting	2012	4,089	-
	2011	-	-
759924 Ontario Ltd. (iv) – consulting fees	2012	24,400	10,826
	2011	42,634	-
Quorum Management	2012	139,250	-
	2011	186,109	-
Directors	2012	-	40,580
	2011	-	-
i)	For the year ended 31 December 2012 and 2011.
ii)	Amounts disclosed were paid or accrued to the related party.
iii)	A company of which the CFO, Grant T. Smith, is a director.
iv)	A company of which a director, Kenneth Yurichuk, is a director.

At 31 December 2012, fees of $462,767 (2011 – $244,033) payable to David Watkinson; fees of $14,022 (2011 – $Nil) payable to Clearline; fees of $27,286 (2011 – $7,997) payable to 759924 Ontario Ltd.; and fees of $Nil (2011 – $28,531) refundable from Quorum Management and Administrative Services Inc. were included in accounts payable or due to related parties. Also, amounts of $12,756 (2011 – $40,033) are receivable from Stephen Wilkinson at the year-end date.

During the year the Company received services from Quorum Management and Administrative Services Inc. (“Quorum”); refer to note 15 for further details.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

30 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

12)	Segmented disclosure

The Company operates in one operating segment, which is the acquisition, exploration, and development of mineral property interest. The following table provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Rounded to 000’s	Canada	United States	Total
31 December 2012
Current assets	$157,000	$25,000	$182,000
Long-term Assets
Property and equipment	-	10,000	10,000
Resource properties acquisition costs	717,000	747,000	1,464,000
Other	18,000	3,000	21,000
Liabilities
Current liabilities	(513,000)	(582,000)	(1,095,000)
Warrant liability	$(30,000)	$-	$(30,000)
31 December 2011
Current assets	$1,069,000	$47,000	$1,116,000
Long-term Assets
Property and equipment	-	18,000	18,000
Resource properties acquisition costs	288,000	747,000	1,035,000
Other	26,000	3,000	29,000
Liabilities
Current liabilities	(107,000)	(357,000)	(464,000)
Warrant liability	$(1,079,000)	$-	$(1,079,000)

13)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the year ended 31 December 2012.

31 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

14)	Deferred taxes

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended 31 December 2012 and 2011:

	31 December 2012	31 December 2011
Loss before income taxes	$(375,731)	$(2,338,060)
Statutory income tax rate	25.00%	26.50%
Expected tax recovery	(93,933)	(619,586)
Differences resulting from:
Non-deductible items	33,272	411,586
Change in estimates	(234,880)	-
Share issuance costs	(3,113)	-
Change in fair value of warrant liability	(110,814)	277,000
Change in enacted tax rate	249,003	(42,300)
Differences in foreign exchange rates	-	673,700
Foreign tax rate difference	(64,841)	197,600
Change in deferred tax asset not recognized	225,306	(898,000)
Provision for income taxes	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred tax assets at 31 December 2012 and 2011 are comprised of the following:

	31 December 2012	31 December 2011
Fixed assets	$56,311	$64,891
Mineral properties	6,799,599	7,141,606
Financial instruments	10,095	-
Financing costs	79,579	106,689
Capital losses	4,934	45,129
Non-capital losses	8,594,955	8,010,955
Investment tax credits	73,344	24,242
	15,618,817	15,393,512
Deferred tax asset not recognized	15,618,817	15,393,512
Net deferred tax asset (liability)	$-	$-

32 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The Company has non-capital loss carryforwards of approximately $10,487,095 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Year of Expiry	Taxable Loss
2014	$983,024
2015	1,727,884
2026	1,569,577
2027	1,852,381
2028	1,170,217
2029	1,128,429
2030	728,100
2031	801,494
2032	525,988
Total	$10,487,095

In addition, the Company has capital losses of approximately $39,471, which may be carried forward indefinitely to reduce future capital gains.

The Company has net operating loss carryforwards of approximately $17,605,344 which may be carried forward to apply against future year income tax for US tax purposes, as follows:

Year of Expiry	EMU	IM	GB	Total
2017	$-	$966,432	$-	$966,432
2018	-	419,779	-	419,779
2019	-	363,828	-	363,828
2020	1,774	266,513	-	268,287
2021	1,173	153,755	-	154,928
2022	23,703	289,940	-	313,643
2023	25,932	228,989	-	254,921
2024	1,086,121	546,964	887	1,633,972
2025	137,391	918,706	113,114	1,169,211
2026	88,741	975,106	355,087	1,418,934
2027	70,479	1,371,071	510,174	1,951,724
2028	25,444	1,973,795	480,772	2,480,011
2029	18,319	1,316,443	513,341	1,848,103
2030	10,269	1,690,173	540,137	2,240,579
2031	8,653	(203,759)	505,384	310,278
2032	3,935	1,326,141	480,638	1,810,714
Total	$1,501,934	$12,603,876	$3,499,534	$17,605,344

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which that Company can utilize such deferred tax assets.

33 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

15)	Contingent liability

During the year the Company received services from Quorum Management and Administrative Services Inc. (“Quorum”). Quorum is a private company held jointly by the Company and other public companies, created to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. In April 2012, the partners of Quorum made the decision to wind up its administrative operations effective 31 August 2012. Management is aware of the possibility that there may be a future cost associated with the conclusion of this agreement. At the year ended 31 December 2012 and at the date of this report, the Company is unable to make a reliable estimate of the cost or likelihood of them being incurred. Accordingly, no provision has been made in these consolidated financial statements.

16)	Subsequent events

Subsequent to the 31 December 2012 year end, the Company’s current extension of the Lease and Option to Purchase Agreement (the “BET Agreement”) expired on 01 February 2013. The BET Agreement, signed in 2002, originally had a five year term. It has been extended three times to date, in two year increments, with the last extension taking effect on 01 February 2011. The Company is currently in discussions with the BET Trust to extend and/or negotiate a new agreement, which would cover the lease and option to purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Project. Refer to note 9 of these consolidated financial statements.

On 01 February 2013, the Company announced that it closed a previously reported private placement for gross proceeds of CDN $285,000. The private placement involved the issuance of 5,700,000 units ("Units") to RMC at a price of CDN$0.05 per Unit. Each Unit consists of one common share (a "Share") of the Company and one half of one non-transferable share purchase warrant. Each full warrant entitles RMC to purchase, for a period of 24 months, one additional Share at a price of CDN$0.12. The Shares are subject to a minimum hold period of four months plus one day, expiring 02 June 2013. No finder’s fees were paid as part of this private placement. Refer to note 9 of these consolidated financial statements.

34 | Page

Emgold Mining Corporation
(An Exploration Stage Company)

 Consolidated Financial Statements
(expressed in United States Dollars)
December 31, 2011 and 2010

Independent Auditors' Report

To the Shareholders of
Emgold Mining Corporation

Report on the Consolidated Financial Statements
We have audited the accompanying financial statements of Emgold Mining Corporation, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emgold Mining Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes uncertainty about the Company's ability to continue as a going concern.

Signed: "MSCM LLP"

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 19, 2012

2

Emgold Mining Corporation
(An Exploration Stage Company)

Consolidated Statements of Financial Position
(expressed in United States Dollars)

	December 31, 2011	December 31, 2010	January 1, 2010

Assets
Current assets
Cash and cash equivalents	$965,102	$917,495	$3,955
Accounts receivable	79,225	13,236	6,852
Due from related party (note 11)	28,531	124,605	-
Prepaid expenses and deposits	42,966	17,929	21,388
	1,115,824	1,073,265	32,195
Other assets	11,932	13,943	7,660
Marketable securities (note 4)	17,071	-	-
Property and equipment (note 5)	18,176	32,655	28,807
Mineral property interests (note 6)	1,035,163	1,087,420	1,067,707
	$2,198,166	$2,207,283	$1,136,369

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$303,019	$290,114	$1,149,405
Due to related party (note 11)	160,965	247,813	757,022
Finance lease obligation (note 7)		7,585	5,976
	463,984	545,512	1,912,403
Finance lease obligation (note 7)		4,737	13,306
Convertible preference shares (note 8)		-	754,940
Warrant liability (note 9(c))	1,079,253	111,458	-
	1,543,237	661,707	2,680,649

Equity (deficiency)
Share capital (note 9(a))	42,817,739	41,490,268	38,891,718
Warrants (note 9(c))	1,219,617	1,271,008	112,355
Contributed surplus (note 9(b))	6,800,722	6,629,389	6,223,649
Deficit	(50,183,149)	(47,845,089)	(46,772,002)
	654,929	1,545,576	(1,544,280)
	$2,198,166	$2,207,283	$1,136,369
______________
Nature of Operations and Going Concern (note 1)
Subsequent Events (note 17)

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board

Signed: "David Watkinson"	Signed: "Ken Yurichuk"

Director	Director

3

Emgold Mining Corporation
(An Exploration Stage Company)

Consolidated Statements of Loss and Comprehensive Loss
 for the years ended December 31,
(expressed in United States Dollars)

	December 31,	December 31,
	2011	2010
Expenses
Exploration and evaluation costs (note 16)	$1,307,140	$670,491
Salaries and benefits	213,358	178,913
Legal, accounting and audit	175,381	99,012
Office and administration	90,011	168,903
Shareholder communications	62,202	82,272
Unrealized loss on marketable securities (note 4)	49,005	-
Stock-based compensation (note 9(b))	45,812	300,647
Management and consulting fees	42,634	68,763
Depreciation	14,478	14,214
Travel	-	1,179
Finance expense	-	32,413
Gain on settlement of debt	-	(77,197)
Gain on settlement of preference shares (note 8)	-	(189,669)
Interest income	-	(261)
Recovery of bad debt expense	-	(305,432)
Gain on sale of property and equipment	(1,000)	(48,788)
Foreign exchange (gain) loss	(40,297)	57,480
Unrealized loss on warrant liability (note 9(c))	379,336	20,147
	2,338,060	1,073,087
Loss before provision for income taxes	(2,338,060)	(1,073,087)
Provision for income taxes	-	-
Net loss and comprehensive loss for the year	$(2,338,060)	$(1,073,087)
Net loss per share - basic and diluted	$(0.06)	$(0.05)
Weighted average number of common shares outstanding	40,189,279	23,453,214

The accompanying notes are an integral part of the consolidated financial statements.

4

Emgold Mining Corporation
(An Exploration Stage Company)

Consolidated Statements of Changes in Shareholders' Equity
(expressed in United States Dollars)

	Share Capital without par value (note 9)			Contributed		Total Shareholder Equity
	Shares	Amount	Warrants	Surplus	Deficit	(Deficiency)

Balance, January 1, 2010	16,894,310	$38,891,718	$112,355	$6,223,649	$(46,772,002)	$(1,544,280)
Shares issued for property acquisition	68,856	18,306	-	-	-	18,306
Shares issued on settlement of debt	608,135	73,886	-	-	-	73,886
Shares and warrants issued for settlement of
dividends on preference shares	3,208,418	517,151	479,587	-	-	996,738
Private placements, less share issuance costs	17,772,725	1,989,207	679,066	-	-	2,668,273
Stock-based compensation	-	-	-	405,740	-	405,740
Net loss and comprehensive loss for the year	-	-	-	-	(1,073,087)	(1,073,087)

Balance, December 31, 2010	38,552,444	$41,490,268	$1,271,008	$6,629,389	$(47,845,089)	$1,545,576
Shares issued for property acquisitions	106,290	13,341	-	-	-	13,341
Private placements, less share issue costs	20,055,770	1,314,130	60,964	-	-	1,375,094
Warrants expired, unexercised	-	-	(112,355)	112,355	-	-
Stock-based compensation	-	-	-	58,978	-	58,978
Net loss and comprehensive loss for the year	-	-	-	-	(2,338,060)	(2,338,060)

Balance, December 31, 2011	58,714,504	$42,817,739	$1,219,617	$6,800,722	$(50,183,149)	$654,929

The accompanying notes are an integral part of the consolidated financial statements.

5

Emgold Mining Corporation
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
for the years ended December 31,
(expressed in United States Dollars)

	December 31, 2011	December 31, 2010
Cash flow from operating activities
Net loss and comprehensive loss for the year	$(2,338,060)	$(1,073,087)
Items not affecting cash
Depreciation	14,478	14,214
Gain on sale of property and equipment	(1,000)	(48,788)
Decrease in provision for doubtful accounts		(305,432)
Effect of currency translation	(10,791)	10,241
Gain on settlement of debt	-	(77,197)
Stock-based compensation	58,978	405,740
Unrealized loss on marketable securities	49,005	-
Unrealized loss on warrant liability	379,336	20,147
Gain on settlement of of convertible preference shares	-	(189,669)
Changes in non-cash operating working capital
Accounts receivable	(65,989)	(6,384)
Due to/from related parties	9,226	(328,382)
Prepaid expenses and deposits	(25,037)	3,459
Accounts payable and accrued liabilities	12,905	(292,449)
	(1,916,949)	(1,867,587)
Cash flow from investing activities
Proceeds from sale of equipment	1,000	48,789
Finance lease payments	-	(6,960)
Mineral property acquisition	-	(18,099)
Equipment additions	-	(19,803)
	1,000	3,927
Cash flow from financing activities
Share subscriptions, net of issuance costs	1,963,556	2,777,200
Increase in cash	47,607	913,540
Cash and cash equivalents, beginning of year	917,495	3,955
Cash and cash equivalents, end of year	$965,102	$917,495

The accompanying notes are an integral part of the consolidated financial statements.

6

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

1.	Nature of Operations and Going Concern

Emgold Mining Corporation (“the Company”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1400-570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The consolidated financial statements were approved by the Board of Directors on April 19, 2012.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests. The Company’s ability to continue as a going concern is dependent upon the continuing financial support of related parties and shareholders or obtaining other financing to continue exploration and/or development of its mineral property interests and to meet its administrative overhead costs. The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock may make it difficult to obtain additional funding by private placements of shares. While the Company is making its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other forms of equity financing, there is no assurance that any such activity will generate funds that will be available for operations. These consolidated financial statements do not reflect any adjustments to the carrying value of assets and liabilities that would be necessary if the Company was unable to continue as a going concern. Changes in future conditions could require material write-downs of the carrying values of mineral properties property interests.

2.	Summary of Significant Accounting Policies

(a)	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented. They also have been applied in the preparation of an opening IFRS statement of financial position as at January 1, 2010, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"). The impact of the transition from Canadian GAAP to IFRS is explained in note 15.

7

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(b)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, with the exception of financial instruments classified as at fair value through profit or loss and available-for-sale which are measured at fair value.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company. All inter-company transactions are eliminated on consolidation.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition. Cash and cash equivalents are recorded at fair value and changes in fair value are reflected in the consolidated statements of loss and comprehensive loss. The Company had $Nil cash equivalents as at December 31, 2011 and 2010.

(d)	Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments (“HTM”), or available-for-sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequent to initial recognition. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. A financial asset is derecognized when its contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

Financial assets at FVTPL

A financial asset is classified as FVTPL when the financial asset is held-for-trading or it is designated upon initial recognition as an FVTPL. A financial asset is classified as held-for- trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of loss and comprehensive loss. Transaction costs are expensed as incurred. The Company has classified cash and cash equivalents and marketable securities as FVTPL.

8

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(d)	Financial instruments - continued

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the depreciation process. The Company has classified accounts receivable and due from related party as loans and receivables.

AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets. They are carried at fair value with changes in fair value generally recognized in other comprehensive loss and accumulated in the AFS reserve. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss. Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve. On sale, the cumulative gain or loss recognized in other comprehensive income is reclassified from accumulated other comprehensive income. The Company has not designated any of its financial assets as AFS.

Impairment of financial assets

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective rate.

9

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(d)	Financial instruments - continued

Impairment of financial assets - continued

The carrying amount of all financial assets, excluding accounts receivable, is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of loss and comprehensive loss. A provision for impairment is made in relation to accounts receivable, and an impairment loss is recognized in the consolidated statement of loss and comprehensive loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms. With the exception of AFS equity instruments, if in a subsequent period the amount of impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the consolidated statement of loss and comprehensive loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized.

Effective interest method

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or liability, or where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

Financial liabilities

Financial liabilities are classified as financial liabilities as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payables and accrued liabilities and due to related party.

Financial liabilities are classified as FVTPL if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) unless they are designated as effective hedging instruments. Gains or losses on liabilities classified as FVTPL are recognized in the consolidated statement of loss and comprehensive loss. The Company’s financial liabilities classified as FVTPL include the warrant liability.

10

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(d)	Financial instruments - continued

Financial instruments carried at fair value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 -
valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 -	valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of December 31, 2011 the fair values of cash and cash equivalents and the marketable securities consisting of common shares (valued using quoted prices (unadjusted) from an active market) have been measured using level 1 inputs. Marketable securities consisting of common share purchase warrants and the warrant liability, both instruments having their fair value determined using the Black-Scholes model, have been measured using level 3 inputs.

(e)	Property and equipment

Equipment is recorded at cost and depreciation begins when the asset is put into service. depreciation is recorded on a straight-line basis over five years for plant and field equipment, office furniture and equipment, research equipment and vehicles and over three years for computer hardware and software, and over the term of the lease for leasehold improvements.

(f)	Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is determined to be impaired. These costs are amortized on a units-of-production basis following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is determined to be impaired.

Mineral property acquisition costs include cash costs and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title. Property title may be subject to unregistered prior agreements and regulatory requirements. Administrative, property investigation, and exploration and evaluation expenditures are expensed in the period incurred.

11

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(g)	Exploration and evaluation costs

Exploration and development expenditures are expensed until the Company has determined that the property is economically viable and a production decision is made.

(h)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. In addition, long-lived assets that are not amortized are subject to an annual impairment assessment.

(i)	Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and royalty payments received are in excess of costs incurred and then are credited to the statement of loss.

(j)	Translation of foreign currencies

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. References to Cdn$ represent Canadian dollars. The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates which is United States dollars. Transactions entered into by the Company’s subsidiary in a currency other than the currency of the primary economic environment in which it operates (its "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and depreciation which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in consolidated statement of loss and comprehensive loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

12

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(k)	Flow-through common shares

Flow-through shares are a unique Canadian tax incentive. They are the subject of specific guidance under US GAAP, but there is no equivalent IFRS guidance. Therefore, the Company has adopted a policy whereby flow-through proceeds are allocated between the offering of the common shares and the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and is then derecognized in the period of renunciation. The recognition of a deferred income tax liability upon renunciation of the flow-through expenditures is recorded as income tax expense in the period of renunciation.

(l)	Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

13

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(m)	Provisions and contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to passage of time is recognized as interest expense.

When a contingency substantiated by confirming events can be reliably measured and is probable to result in an economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will probably not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

(n)	Loss per common share

Basic loss per share is computed by dividing the net loss applicable by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed by dividing the net loss by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of options and warrants outstanding for the reporting period, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of options and warrants that are used to purchase common shares at the average market price during the reporting period. As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

(o)	Share-based payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the consolidated financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company’s estimate of shares that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and adjusted to actual. Any consideration paid by directors, officers, employees and consultants on exercise of equity-settled share-based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

14

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(o)	Share-based payments - continued

Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

(p)	Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(q)	Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)	the recoverability of costs incurred to purchase mineral property interests;

(ii)	the inputs used in accounting for share based payment transactions and in valuation of warrants included in marketable securities and warrant liability; and

(iii)	management assumption of no material provisions or obligations, based on the facts and circumstances that existed during the period.

15

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

3.	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRS that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2015. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

16

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

3.	Accounting Standards Issued But Not Yet Effective - continued

IFRS 7 Financial Instruments: disclosures (“IFRS 7”). The Accounting Standards Board ["AcSB"] approved the incorporation of the IASB's amendments to IFRS 7 Financial Instruments: Disclosures and the related amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards into Part I of the Handbook. These amendments were made to Part I in January 2011 and are effective for annual periods beginning on or after July 1, 2011. Earlier application is permitted. The amendments relate to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity's financial position. The Company is currently evaluating the impact of IFRS 7 on its consolidated financial statements

4.	Marketable Securities

Pursuant to the terms of the Lease and Option to Purchase Agreement (note 6), on January 31, 2011, Valterra issued to the Company 50,000 units consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a five year period. On the date of issue the common shares were valued at $3,268 and the warrants were valued at $1,637 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

Pursuant to an amendment of the Lease and Option to Purchase Agreement (note 6), on February 11, 2011, Valterra issued to the Company 600,000 units consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a two year period. On the date of issue the common shares were valued at $42,870 and the warrants were valued at $18,301 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

As at December 31, 2011, the common shares and warrants of Valterra were revalued at fair market value of $17,071 resulting in an unrealized loss on marketable securities of $49,005. The fair value of the warrants ($3,304) was determined using the Black-Scholes option pricing model with the following weighted average assumptions: 1.46 year term, 135% volatility, risk free interest rate of 1.01% and a dividend rate of Nil.

17

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

5.	Property and Equipment

December 31, 2011
	Value	Net Book Cost	Accumulated Depreciation

Plant and field equipment	$15,656	$15,656	$-
Office furniture and equipment	46,164	39,485	6,679
Computer hardware and software	71,945	60,448	11,497
Vehicle - held under capital lease	38,833	38,833	-
	$172,598	$154,422	$18,176

December 31, 2010
	Value	Net Book Cost	Accumulated Depreciation
Plant and field equipment	$39,306	$39,253	$53
Office furniture and equipment	63,668	53,722	9,946
Computer hardware and software	80,002	63,171	16,831
Vehicle - held under capital lease	38,833	33,008	5,825
	$221,809	$189,154	$32,655

6.	Mineral Property Interests

	December 31,	December 31,
	2011	2010

Mineral property acquisition costs
Idaho-Maryland Property, California	$747,219	$747,219
Buckskin Rawhide Property, Nevada	39,052	25,233
Stewart Property, British Columbia	199,667	199,667
Rozan Gold Property, British Columbia	49,225	115,301

	$1,035,163	$1,087,420

18

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

6.	Mineral Property Interests - continued

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“I-M Property”) and surrounding areas in the Grass Valley Mining District, California.

The owners granted to the Company the exclusive right and option to purchase all of the leased property. The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased. Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price. During the year ended December 31, 2010, the Company extended the lease and option agreement from February 1, 2011, for an additional two years to February 1, 2013. Lease payments during the extension period will be $30,000 per quarter. In conjunction with the extension, the lessors agreed to defer payments for 2010 totaling $120,000. Under the terms of the deferral, this amount will now be added to the purchase price of the I-M Property, the first installment of which becomes due on February 1, 2013. The $120,000 will be subject to interest calculated at 5.25% compounded annually.

Provided that payments are kept current, the Company may purchase the property at any time. The purchase price at February 1, 2013, would be $6,154,717, and is being increased by 3% each lease-year. In April 2004, the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party, in addition to the purchase of mining rights from another non-related party on other claims for a total of $589,276 in mineral property acquisition costs.

In 2009, the Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property". Under the terms of the agreement, the Company agreed to a one-time share issuance of 280,823 common shares at a market price of Cdn$0.55 per share on the date of filing to the seller for the purchase of the Whisper Property. No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

19

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

6.	Mineral Property Interests - continued

Buckskin Rawhide Property, Nevada

In January 2010 the Company completed a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada. The Company has agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019. During the lease period, the Company may conduct exploration and, if warranted, complete a NI 43 101 compliant feasibility study. On completion of the feasibility study, the Company may acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC is required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company. Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property. The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia. The Company holds a 100% interest in the property, subject to a 3.0% NSR. The Company has the right to purchase 66% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended December 31, 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”). The Agreement calls for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and 5-year warrants to be made by Valterra to the Company during the lease as follows:

			5 Year
Period	CDN$	Shares	Warrants
Signing	Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

The price of the warrants will be equal to the price of the common shares at the time of issuance.

On January 31, 2011 the Company received the Year 1 share payment of 50,000 common shares and a warrant certificate representing 50,000 warrants of Valterra Resource Corporation.

20

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

6.	Mineral Property Interests - continued

Rozan Gold Property, British Columbia - continued

On February 8, 2011 the Company signed an amendment agreement to the Agreement whereby the Company agreed to accept securities of Valterra in satisfaction of the $30,000 cash payment due on the effective date of the agreement. Subsequent to this agreement, the Company received 600,000 Units of Valterra at a deemed price of $0.05 per Unit, each Unit comprising one common share of Valterra and one warrant, each such warrant exercisable to acquire one additional share at an exercise price of $0.10 per Share for a period of 24 months from the date of issue.

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR. Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by year 5, subject to results obtained from exploration and development work.

Under the agreement with Valterra, should the Company elect to acquire two thirds of the NSR currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000. The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra. Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000. The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party. Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

In January 2012, after failing to meet its work commitments on the Rozan Gold Property, Valterra announced that it has elected to terminate the Agreement with the Company.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia. The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33%. The Company has staked six claims contiguous to the Stewart Property located in south-eastern British Columbia.

21

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

7.	Finance Lease Obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%. In December, 2011 the Company exercised the buy-out by paying $5,474.

8.	Convertible Preference Shares

The 394,843 Class A Convertible Preference Shares were issued in fiscal 2003 in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties. In conjunction with the share consolidation discussed in note 9(a), the Company also amended the conversion ratio of the Class A Convertible Preference Shares. The Class A Convertible Preference Shares were voting, with no fixed term and ranked in priority to the Company’s common shares and were entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares were redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but were redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital. The Class A Convertible Preference Shares were convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares. The Preference Shares also had attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company had on hand at the time, gold having an aggregate value of not less than the redemption amount. This was at the Company’s option.

22

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

8.	Convertible Preference Shares - continued

During the year ended December 31, 2010, the holders of the Convertible Preference Shares agreed to convert all of the Series A Preference Shares and related accrued interest and dividends into common shares of the Company in return for the receipt of 2,813,575 units of the Company. Each unit comprised one common share and one purchase warrant. Each share purchase warrant was exercisable at a price of $0.35, with an expiry date of September 9, 2015. The fair value of the 2,813,575 shares issued as part of the units total and the 394,843 shares issued upon conversion of debt totaled $589,725. The warrants were valued at $479,587 using a Black-Scholes method and the following assumptions: a volatility of 170.6%, an expected life of five years, no dividend and a discount rate of 2.56. The total gain arising was $189,669 which has been recorded in the statements of loss and comprehensive loss for the year ended December 31, 2010.

9.	Share Capital

  Authorized
Unlimited	Number of common shares without par value
Unlimited	Number of preference shares without par value

(a)	Common shares, issued and fully paid

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 168,972,873 pre-consolidation common shares were issued, on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 post-consolidation common shares. In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 394,843 Class A preference shares, after consolidation. The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009. All periods presented have been retroactively adjusted to reflect this reverse split.

23

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(a)	Common shares, issued and fully paid - continued

Financing

December 31, 2011

In November, 2011 the Company completed the first tranche of a non-brokered private placement which comprised 11,620,000 units at a price of Cdn$0.10 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase, for a period of 24 months, one additional share at a price of Cdn$0.15. The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $392,614.

Finder’s fees of Cdn$53,600 and 536,000 finder’s warrants were awarded in relation to the first tranche of the financing. Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of Cdn$0.15. The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years. The total value ascribed to the finder's warrants was $40,845.

In December, 2011 the Company completed the second tranche of a non-brokered private placement which comprised 2,530,000 units at a price of Cdn$0.10 per unit. Each unit consists of one common share of the Company and one non-transferable purchase warrant (a “Warrant”). Each warrant entitles the holder to purchase, for a period of 24 months, one additional share. The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 102% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $78,847.

Finder’s fees of Cdn$3,200 and 32,000 finder’s warrants were awarded in relation to the second tranche of the financing. Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of Cdn$0.15. The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years. The total value ascribed to the finder's warrants warrants was $1,605.

24

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(a)	Common shares, issued and fully paid - continued

Financing - continued

December 31, 2011 - continued

In December, 2011 the Company completed a non-brokered private placement of flow-through units for gross proceeds of $767,750. A total of 5,905,769 units were issued at a price of Cdn$0.13 per unit. Each unit consists of one “flow-through” common share of the Company and one half of one common share purchase warrant. Each warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.20 per share. The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $117,359. A $NIL flow-through premium related to this private placement.

Finder’s fees of Cdn$49,920 and 383,999 finder’s warrants were awarded in relation to the flow-through financing. 269,230 of the finder’s warrants entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.15 and 114,769 at a price of Cdn$0.20 for a period of 18 months. The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 1.5 years. The total value ascribed to the finder's warrants was $18,514.

The Shares issued in connection with these non-brokered private placements, including any issued on the exercise of the warrants, will be subject to a minimum hold period of four months.

December 31, 2010

In April, 2010 the Company completed a non-brokered private placement raising gross proceeds of $750,000. A total of 3,000,000 units were issued at a price of $0.25 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35. The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months. Finder's fees of $76,797 and 192,000 finder’s warrants were awarded in relation to the first tranche of the financing. The finder’s warrants have the same terms as the warrants included in the units sold to purchasers except for an exercise price of $0.25. The finder's warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.78%, volatility factors of 89% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $198,869.

25

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(a)	Common shares, issued and fully paid - continued

Financing - continued

December 31, 2010 - continued

On September 24, 2010, the Company completed a first tranche of a private placement, which comprised 5,203,856 units at a price of $0.14, comprising one common share and one warrant, exercisable for $0.35 for a period of 24 months. Finder's fees of $15,680 and 112,000 finder’s warrants were awarded in relation to the first tranche of the financing. The finder’s warrants have the same terms as the warrants included in the units sold to purchasers. The finder’s warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 94% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $149,353.

On October 14, 2010, the Company closed the second and final tranche of the non-brokered private placement, of 7,296,142 units. Finder's fees of $75,673 and 540,491 finder's warrants were paid in relation to the second tranche of the financing. Each finder's warrant entitles its holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35. In total, 12,499,998 units were issued at the price of $0.14 per unit to raise gross proceeds of approximately $1,750,000. The shares, the warrants, the finder’s warrants and any common shares issued on exercise of the warrants or the finder's warrants were subject to a minimum hold period of four months. The finder’s warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 92% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $319,133.

On December 22, 2010 the Company completed a non-brokered private placement financing of 2,272,727 flow-through units at a price of Cdn$0.22 per unit for gross proceeds of Cdn$500,000. Each unit consists of one flow-through common share and one-half of one transferable non-flow-through share purchase warrant, totaling 1,136,363 warrants. Each warrant is exercisable for a period of two years from the date of issue at a price of Cdn$0.30 per share. The proceeds will be used for exploration projects in British Columbia. Finder's fees of Cdn$35,000 and 159,090 finder's warrants were awarded in relation to the financing. Each finder's warrant entitles its holder to purchase, for a period of 2 years, one additional common share of the Company at a price of US$0.30. The Finder's Warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.38%, volatility factors of 99% and an expected life of 2 years. The total value ascribed to the finder's warrants and share purchase warrants was $103,022.

A finder’s fee of Cdn$35,000 was paid in association with this financing. In addition, the Company has issued 159,090 warrants to the finder, which will entitle the finder to acquire the number of common shares of the Company at a price of Cdn$0.23 per share at any time, subject to a hold period, and from time to time, on or before December 21, 2012.

26

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(b)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

		Weighted Average
	Number of	Exercise
	Options	Price (Cdn$)

Outstanding, December 31, 2009	1,288,250	$3.85
Granted	2,078,998	$0.25
Cancelled and forfeited	(243,250)	$5.55
Expired	(10,000)	$3.60

Balance, December 31, 2010	3,113,998	$1.37
Expired	(65,500)	$0.175
Cancelled and forfeited	(175,833)	$0.210

Balance, December 31, 2011	2,872,665	$0.23

The following table summarizes information about the stock options outstanding at December 31, 2011:

	Number Outstanding	Weighted Average
Exercise	and Exercisable	Remaining
Price (Cdn$)	December 31, 2011	Contractual Life

$0.175	600,000	0.95 years
$0.175	97,500	1.36 years
$0.175	143,500	1.89 years
$0.175	65,000	2.53 years
$0.25	466,665	3.21 years
$0.25	1,500,000	3.94 years
	2,872,665	2.94 years

For the year ended December 31, 2011, a total of 405,700 incentive stock options granted to directors, officers, employees and consultants of the the Company with exercise prices ranging from Cdn$1.00 to Cdn$10.00 were repriced to $0.175 per share. The expiry dates, ranging from October 12, 2011 to July 12, 2014, remain unchanged.

27

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(b)	Stock options - continued

For the year ended December 31, 2011, the Company incurred stock-based compensation expense, related to the re-pricing noted above, of $58,979 (December 31, 2010 - $405,739) of which $13,166 (December 31, 2010 - $105,092) is classified within exploration and evaluation costs.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option valuation model with weighted average assumptions as follows:

	December 31,	December 31
	2011	2010
Risk‑free interest rate	1.68%	2.2%
Expected life in years	2.18 years	3.8 years
Expected volatility	101%	112.3%
Weighted average fair value per option granted	$0.19	$0.18

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can impact the fair value estimate.

28

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(c)	Warrants

As at December 31, 2011, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,600,000	$ 0.35	April 6, 2012
80,000	$ 0.25	April 6, 2012
1,400,000	$ 0.35	April 23, 2012
112,000	$ 0.25	April 23, 2012
5,315,856	$ 0.35	September 30, 2012
2,813,575	$ 0.35	September 9, 2015
7,836,633	$ 0.35	October 4, 2012
1,136,363	Cdn$ 0.30	December 21, 2012
159,090	Cdn$ 0.22	December 21, 2012
11,620,000	Cdn$ 0.15	November 21, 2013
536,000	Cdn$ 0.15	November 21, 2013
2,530,000	Cdn$ 0.15	December 21, 2013
32,000	Cdn$ 0.15	December 21, 2013
2,235,577	Cdn$ 0.25	June 22, 2013
269,230	Cdn$ 0.15	June 23, 2013
717,308	Cdn$ 0.20	June 28, 2013
114,769	Cdn$ 0.20	June 28, 2013
38,508,401

29

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(c)	Warrants - continued

The following table summarizes warrant transactions for the years ended December 31, 2011 and 2010:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	861,500	$1.12
Issued	20,453,517	$0.35
Balance, December 31, 2010	21,315,017	$0.35
Issued	18,054,884	$0.16
Expired	(861,500)	$1.60
Balance, December 31, 2011	38,508,401	$0.27

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company's functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the consolidated statement of operations and comprehensive loss as they arise. The Company has issued share purchase warrants (see note 9(a)) whereby the exercise price is denominated in $Cdn. As a result these share purchase warrants must be accounted for as a liability. As at December 31, 2011 the Company recorded a warrant liability in the amount of $1,079,253 (December 31, 2010 - $111,458). The warrants were valued upon issuance (see note 9(a)) and subsequently revalued on December 31, 2011 using a Black-Scholes option pricing model, using the following assumptions: weighted average risk free interest rate of 0.92%, volatility factors of 104% and an expected life of 1.78 years. An unrealized loss on warrant liability of $379,336 has been recorded on the consolidated statements of loss and comprehensive loss for the year ending December 31, 2011.

30

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

10.	Income Taxes

(a)	Income tax recovery

The following table shows the components of the current and deferred tax expense.

	December 31,	December 31,
	2011	2010
Loss before recovery of income taxes	$(2,338,100)	$(1,080,200)
Expected income tax recovery	$(619,600)	$(307,900)
Non‑deductible amounts	411,600	90,700
Differences in foreign tax rates	197,600	(90,900)
Expiry of tax losses and other	277,000	400,300
Effect of changes in rates on future tax	(42,300)	10,700
Differences in foreign exchange rates	673,700	(370,400)
Change in valuation allowance	(898,000)	267,500
Net deferred income tax assets	$-	$-

(b)	Unrecognized deferred tax assets

Deferred income taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred income tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2011	2010
Future Income Tax Assets
Non‑capital losses	26,365,100	$25,236,600
Mineral property interests and research costs representing
excess of tax basis over carrying value	24,990,600	25,726,600
Deductible temporary differences	980,900	999,100
Valuation allowance	(52,336,600)	(51,962,300)
Net deferred income tax liabilities	$-	$-

31

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

10.	Income Taxes - continued

(b)	Unrecognized deferred tax assets - continued

Expiry Date	U.S. Tax			Expiry Date	Canadian Tax (Cdn)
2012	$966,432			2014	$978,036
2018	419,779	2025	1,169,211	2015	1,719,117
2019	363,828	2026	1,418,934	2026	1,561,613
2020	269,174	2027	1,951,724	2027	1,842,982
2021	154,928	2028	2,480,011	2028	1,164,279
2022	313,643	2029	1,848,103	2029	1,122,703
2023	254,921	2030	2,240,579	2030	724,406
2024	1,633,085	2031	310,277	2031	818,202
			$11,418,839		$9,931,338

32

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

11.	Related Party Transactions and Balances

	December 31,	December 31,
	2011	2010

Balance receivable from
Quorum Management (a)	$28,531	$124,605
Balances payable to
Directors and officers	$160,965	$247,813

Related party transactions reflected in these consolidated financial statements are as follows:

(a)
In the year ended December 31, 2011, $186,109 (2010 - $136,396) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. Currently, the Company has a one/third interest in Quorum. The Company advanced three months of funds to Quorum for future services. Quorum held this advance as a deposit for each shareholder company as working capital. As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum at that time and its corresponding ability to continue to provide services to the Company. Consequently, a provision of $321,839 was recorded. Since the allowance was recorded, Quorum has continued to provide services. A recovery of $77,045 was recorded in 2009. At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a credit in the consolidated statement of loss and comprehensive loss. A distribution of income from Quorum in the twelve months ended December 31, 2011 resulted in a credit to Emgold in the amount of $43,803.

(b)	Consulting fees of $42,634 (2010 – $47,988) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director.

(c)	Consulting fees of $Nil (2010 – $20,775) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director.

(d)	Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. Transactions with related parties are recorded at normal commercial terms.

33

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

12.	Supplementary Cash Flow Information - Non-Cash Transactions

	December 31,	December 31,
	2011	2010
Financing and investing activities
Shares issued for mineral property interests	$-	$7,134
Shares issued for settlement of debt	$-	$73,886
Shares issued for conversion of accrued dividends
on preference shares	$-	$517,151
Warrants issued for conversion of accrued dividends
on preference shares	$-	$479,587
Shares issued on conversion of preference shares	$-	$72,574
Stock‑based compensation	$58,978	$102,961
Finders' warrants	$60,964	$287,891

13.	Management of Capital

The Company defines capital as its shareholders' equity. The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Buckskin Rawhide and Stewart properties.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner. The Company currently does not use other sources of financing that require fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions. The Company currently does not have sufficient funds to complete its permitting activities, and will need to rely on equity financing's, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year. Additional information relating to management of capital is disclosed in note 1.

34

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

14.	Financial Instruments and Risk Management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the statement of financial position date under its financial instruments is summarized as follows:

December 31,
2011
Accounts and other receivables
Currently due	$79,225
Past due by 90 days or less not impaired	-
Past due by greater than 90 days not impaired	-
79,225
Cash	965,102
$1,044,327

Substantially all of the Company’s cash and cash equivalents are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are its receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. As at December 21, 2011 the Company did not hold any cash equivalents. The Company’s maximum exposure to credit risk as at December 31, 2011, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 13, in normal circumstances. Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance. Further to this the Company is committed to spend $Cdn767,750 on Canadian qualifying exploration expenditures by December 31, 2012. Further information regarding liquidity risk is set out in note 1.

35

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

14.	Financial Instruments and Risk Management - continued

Liquidity risk - continued

The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2011, are summarized as follows:

December 31,
2011
Accounts payable and accrued liabilities with contractual maturities ‑
Within 90 days or less	$303,019
Due to related parties with contractual maturities
Within 90 days or less	160,965
$463,984

●	Interest rate risk The Company has no significant exposure at December 31, 2011, to interest rate risk through its financial instruments.

●
Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity price risk is remote since the Company is not a producing entity. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

The Company’s marketable securities consist of equity investments in one publicly listed entity. Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are “reasonably possible” over a twelve month period:

(i)	A variance of 100% in the market value of the Company’s marketable securities would affect loss and comprehensive loss by $17,071.

●
Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar. The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars. The currency risk of the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

36

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

14.	Financial Instruments and Risk Management - continued

●
Currency risk - continued

The Company has not hedged its exposure to currency fluctuations. At December 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents.

December 31,
2011
Canadian dollars
Cash	$876,830
Accounts payable and accrued liabilities	$(165,393)

Based on the above net exposures at December 31, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $71,144 in the Company’s consolidated statement of loss and comprehensive loss.

15.	IFRS Transition

As stated under Significant Accounting Policies (note 2), these consolidated financial statements prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB. The policies set out in the Significant Accounting Policies section have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010 (the Company’s date of transition).

The Company has followed the recommendations in IFRS-1 First-time adoption of IFRS, in preparing its transitional statements.

(a)
IFRS Exemptions and Choices

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS consolidated statement of financial position as at January 1, 2010, the Company’s "Transition Date":

●	To apply IFRS 2 Share based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

●	To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

37

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

15.	IFRS Transition - continued

(a)	IFRS Exemptions and Choices - continued

●
Cumulative currency translation adjustment - IFRS 1 does not require a first-time adopter to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative currency translation adjustments that existed on the IFRS transition date. The Company has elected to report only those cumulative currency translation adjustments arising after January 1, 2010. All currency translation adjustments arising prior to January 1, 2010 are reflected in retained earnings in the January 1, 2010 consolidated statement of financial position, and will not be included in the gain or loss on subsequent disposals of foreign operations.

In preparing its opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the additional notes that accompany the tables.

Mandatory exceptions to retrospective application

Estimates: Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.

(b)
Reconciliation from Canadian GAAP to IFRS

Recognition and measurement differences exist between Canadian GAAP and IFRS in certain areas. To illustrate the effects of these differences, certain financial statements previously reported under Canadian GAAP have been reconciled to the equivalent IFRS statements, and reconciling differences explained. The adoption of IFRS has had no material impact on the cash flows of the Company, and as such, no reconciliation of prior period cash flow statements has been presented.

38

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

15.	IFRS Transition - continued

(b)	Reconciliation from Canadian GAAP to IFRS - continued Reconciliation of equity:

	January 1, 2010
	Canadian GAAP	Adjustments	IFRS

Assets
Current assets	$32,195	$-	$-
Property and equipment, mineral property
interest and other non‑current assets	1,104,174	-	-
Total assets	$1,136,369	$-	$1,136,369

Liabilities
Total current liabilities	$1,912,403	$-	$1,912,403
Long‑term finance lease obligations	13,306	-	13,306
Convertible preference shares (i)	727,674	27,266	754,940
Total liabilities	2,653,383	27,266	2,680,649

Shareholders' deficiency
Share capital (i and ii)	38,792,139	99,579	38,891,718
Equity component of convertible
preference shares (i)	90,902	(90,902)	-
Warrants	112,355	-	112,355
Contributed surplus	6,223,649	-	6,223,649
Accumulated comprehensive loss (iii)	(577,456)	577,456	-
Deficit (i, ii, iii)	(46,158,603)	(613,399)	(46,772,002)
	(1,517,014)	(27,266)	(1,544,280)
Total liabilities and shareholders' deficiency	$1,136,369	$-	$1,136,369

39

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

15.	IFRS Transition - continued

(b)	Reconciliation from Canadian GAAP to IFRS - continued Reconciliation of equity:

	December 31, 2010
	Canadian
	GAAP	Adjustments	IFRS

Assets
Current assets	$1,115,417	-	$1,115,417
Property and equipment, mineral property
interest and other non‑current assets	1,134,018	-	1,134,018
Total assets	$2,249,435	-	$2,249,435

Liabilities
Total current liabilities	$587,664	-	$587,664
Long‑term finance lease obligations	4,737	-	4,737
Warrant liability (iv)	-	111,458	111,458
Total liabilities	592,401	111,458	703,859
Share capital (i)	41,463,263	27,005	41,490,268
Warrants (iv)	1,362,319	(91,311)	1,271,008
Contributed surplus (i)	6,647,717	(18,328)	6,629,389
Accumulated comprehensive loss (iii)	(577,456)	577,456	-
Deficit (i, ii, iii, iv)	(47,238,809)	(606,280)	(47,845,089)
	1,657,034	(111,458)	1,545,576
Total liabilities and shareholders' equity	$2,249,435	-	$2,249,435

40

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

15.	IFRS Transition - continued

(b)	Reconciliation from Canadian GAAP to IFRS - continued Reconciliation of loss and comprehensive loss

December 31,
2010

Loss under Canadian GAAP	$1,080,206
Accretion of debt component of preference
shares (i)	(4,471)
Foreign exchange on debt component of
preference shares (i)	11,005
Change in fair value of warrant liability (iv)	20,147
Gain on preference shares (i)	(33,800)
Loss and comprehensive loss under IFRS	$1,073,087

(i)
The convertible preference shares (note 8) were treated as a compound financial instrument with debt and equity components under Canadian GAAP. Under IFRS these convertible preference shares are classified as a liability. The change in treatment reflects the IAS 32 requirement that when a derivative financial instrument gives one party a choice over how it is settled (e.g. the issuer or the holder can choose settlement net in cash or by exchanging shares for cash), it is a financial asset or a financial liability unless all of the settlement alternatives would result in it being an equity instrument.

The effects of this transitional change, as at January 1, 2010, resulted in an increase in the convertible preference shares liability of $27,266 (December 31, 2010 - $Nil), a decrease in the equity component of convertible preference shares of $90,902 (December 31, 2010 - $Nil) a decrease of share capital in the amount of $Nil (December 31, 2010 - decrease of $72,574), a decrease in contributed surplus in the amount of $Nil (December 31, 2010 - decrease of $18,328) and a decrease in the deficit of $63,636 (March 31, 2010 -$65,951) (December 31, 2010 - $90,902).

The effects of this transitional change, for the year end December 31, 2010, resulted in a reduction of accretion on debt portion of convertible preference shares in the amount of $4,471 an increase in foreign exchange loss of $11,005 and an increase in the gain on settlement of preferred shares of $33,800.

41

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

15.	IFRS Transition - continued

(b)	Reconciliation from Canadian GAAP to IFRS - continued

(ii)
Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 required the recognition of the foregone tax benefit on the date the Company renounced the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS the Company has adopted a policy to allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income on a pro-rata basis based on the corresponding eligible expenditures that have been incurred.

Further, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the statement of net loss and comprehensive loss.

The effects of this transitional change resulted in an increase in share capital and deficit of $99,579 as at January 1, 2010 and December 31, 2010. There was no calculated premium on the December 22, 2010 flow-through financing.

(iii)
Cumulative currency translation adjustment - IFRS 1 does not require a first-time adopter to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative currency translation adjustments that existed on the IFRS transition date. The Company has elected to report only those cumulative currency translation adjustments arising after January 1, 2010. All currency translation adjustments arising prior to January 1, 2010 are reflected in retained earnings in the January 1, 2010 statement of financial position, and will not be included in the gain or loss on subsequent disposals of foreign operations.

The effects of this transitional change resulted in a decrease in other accumulated comprehensive loss and an increase in deficit of $577,456 as at January 1, 2010 and December 31, 2010.

(iv)
The Company issued certain warrants with Cdn$ dollar exercise prices in connection with private placement financing in fiscal 2010. These warrants entitle the holder to acquire a fixed number of common shares for a fixed Cdn dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of income as they arise. The Company has recorded these changes in other gains and losses. Under Canadian GAAP, these warrants were classified as equity and changes in fair value were not recognized.

42

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

16.	Exploration and Evaluation Costs

			Cumulative
			Total of
	Year ended December 31,		December 31,
	2011	2010	2011
Idaho ‑ Maryland Property, California
Exploration cost
Assay and analysis	$-	$-	$100,140
Community relations	-	-	80,561
Drilling	-	-	1,039,920
Geological and geochemical	309,385	316,223	4,697,548
Land lease and taxes	153,954	177,695	1,660,106
Consulting	-	-	209,713
Mine planning	298,995	71,646	4,741,833
Site activities	-	-	1,672,390
Stock‑based compensation	13,166	105,093	599,943
Transportation	-	-	128,250
Incurred during the year	775,500	670,657	14,930,404
Buckskin Rawhide Property, Nevada
Exploration cost
Geological and geochemical	26,890	1,275	28,165
Site activities	1,206	3,910	5,116
Incurred during the year	28,096	5,185	33,281
Rozan Gold Property, British Columbia
Exploration costs
Assay and analysis	-	-	11,803
Geological and geochemical	-	1,076	123,388
Drilling	-	-	64,050
Site‑activities	-	256	22,044
Stock‑based compensation	-	-	16,055
Trenching	-	-	4,666
Transportation	-	-	12,354
Assistance and recovery	-	(2,529)	(7,322)
Incurred during the year	-	(1,197)	247,038

43

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

16.	Exploration and Evaluation Costs - continued

Stewart Property, British Columbia
Exploration cost
Assay and analysis	60,555	-	156,712
Drilling	321,087	-	851,143
Geological and geochemical	101,844	431	322,992
Site‑activities	9,835	35	31,346
Stock‑based compensation	-	-	16,055
Trenching	-	-	19,318
Transportation	10,223	-	56,061
Assistance and recovery	-	(4,620)	(29,692)

Incurred during the year	503,544	(4,154)	1,423,935

Total exploration costs	$1,307,140	$670,491	$16,634,658

17.	Subsequent events

In February 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, “Buckskin Rawhide West”, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2012 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018.

This acquisition expands the Company’s Buckskin Rawhide gold-silver property (the Property”) to 73 unpatented mining claims totaling 1,460 acres. Forty-six of these claims are under a lease and option to purchase agreement with Nevada Sunrise, LLC and the remaining six claims were staked by Emgold. The Property now consists of two non-contiguous claim blocks; Buckskin Rawhide and Buckskin Rawhide West.

44

Emgold Mining Corporation

(An Exploration Stage Company)

Consolidated Financial Statements

For the Years Ended 31 December 2012 and 2011

Stated in United States Dollars

Management’s Responsibility		i
Independent Auditors’ Report		ii
Consolidated Statement of Financial Position		1
Consolidated Statement of Comprehensive Loss		2
Consolidated Statement of Changes in Equity		3
Consolidated Statement of Cash Flows		5
Notes to Consolidated Financial Statements
1)	Nature of operations and going concern	6
2)	Basis of preparation – Statement of Compliance	6
3)	Summary of significant accounting policies	7
4)	Critical judgments in applying accounting policies	14
5)	Accounting standards issued but not yet effective	16
6)	Financial instruments and risk management	18
7)	Marketable securities	19
8)	Property and equipment	20
9)	Exploration and evaluation assets	21
10)	Share capital	25
11)	Related party transactions	30
12)	Segmented disclosure	31
13)	Capital disclosures	31
14)	Deferred taxes	32
15)	Contingent liability	34
16)	Subsequent events	34

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying Consolidated Financial Statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee has the responsibility of meeting with management, and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of Emgold’s external auditors.

We draw attention to Note 1 in the consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

MNP LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

30 April 2013

“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO

i | Page

Independent Auditors’ Report

To the Shareholders of Emgold Mining Corporation:

We have audited the accompanying consolidated financial statements of Emgold Mining Corporation and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2012 and the consolidated statements of comprehensive loss, changes in equity, and cash flows for the year then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emgold Mining Corporation and its subsidiaries as at December 31, 2012, and the results of their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the IASB.

Emphasis of Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter
The financial statements of Emgold Mining Corporation for the year ended December 31, 2011, were audited by another auditor who expressed an unqualified (unmodified) opinion on those statements on April 19, 2012.

April 30, 2013 Vancouver, British Columbia	Chartered Accountants

ii | Page

Emgold Mining Corporation	Statement 1
US Dollars

Consolidated Statement of Financial Position
		As at
	Note	31 December 2012	31 December 2011
Assets
Current Assets
Cash and cash equivalents		$62,053	$965,102
Amounts receivable		85,178	79,225
Due from related parties	(11)	-	28,531
Prepaid amounts and deposits		34,908	42,966
		182,139	1,115,824
Non-current Assets
Reclamation bonds		21,216	11,932
Marketable securities	(7)	-	17,071
Property and equipment	(8)	10,307	18,176
Exploration and evaluation assets	(9)	1,464,274	1,035,163
		$1,677,936	$2,198,166
Liabilities
Current Liabilities
Accounts payable and accrued liabilities		$706,137	$303,019
Due to related parties	(11)	388,519	160,965
Warrant liability – current portion	(10)	10,815	-
		1,105,471	463,984
Non-current Liabilities
Warrant liability	(10)	19,596	1,079,253
		1,125,067	1,543,237
Equity
Share capital	(10)	43,390,203	42,817,739
Share purchase warrants	(10)	686,349	1,219,617
Contributed surplus	(10)	7,035,197	6,800,722
Deficit		(50,558,880)	(50,183,149)
		552,869	654,929
		$1,677,936	$2,198,166

Nature of operations and going concern	(1)	Capital disclosures	(13)
Basis of preparation - Statement of Compliance	(2)	Income taxes	(14)
Related parties	(11)	Contingent liability	(15)
Segmented disclosure	(12)	Subsequent events	(16)

The consolidated financial statements were approved by the Board of Directors on 30 April 2013 and were signed on its behalf by:

“David Watkinson”	“Andrew MacRitchie”
David Watkinson, Director	Andrew MacRitchie, Director

1 | Page

Emgold Mining Corporation	Statement 2
US Dollars

Consolidated Statement of Comprehensive Loss
		Year ended	Year ended
	Note	31 December 2012	31 December 2011
Expenses
Exploration and evaluation
Resource property expense	(9)	$1,145,129	$1,293,974
Stock-based compensation	(10)	42,200	13,166

General and administrative
Salaries and benefits		159,679	213,358
Shareholder communications		128,043	62,202
Office and administration		110,071	90,011
Stock-based compensation	(10)	88,501	45,812
Management and consulting fees		99,047	42,634
Professional fees		85,659	175,381
Insurance		17,244	-
Amortization		10,925	14,478
Listing and filing fees		3,025	-
Travel		1,688	-
Banking costs		1,088	-

Other (income) loss
Realized (gain) on sale of marketable securities		(3,311)	-
Gain on sale of equipment		(3,850)	(1,000)
Foreign exchange (gain)		(17,309)	(40,297)
Unrealized (gain) loss on warranty liability		(1,492,098)	379,336
Unrealized loss (gain) on marketable securities		-	49,005
Net Loss and Comprehensive Loss		$(375,731)	$(2,338,060)
Net Loss per Common Share – Basic and Diluted		$(0.01)	$(0.06)
Weighted Average Number of Shares Outstanding		59,089,573	40,189,279

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Emgold Mining Corporation	Statement 3A
US Dollars

Consolidated Statement of Changes in Equity for the Year Ended 31 December 2011
	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance 01 January 2011	38,552,444	$41,490,268	21,315,017	$1,271,008	3,113,998	$6,629,389	$(47,845,089)	$1,545,576
Stock based compensation	-	-	-	-	-	58,978	-	58,978
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(380,185)	(380,185)
Balance 31 March 2011	38,552,444	$41,490,268	21,315,017	$1,271,008	3,113,998	$6,688,367	$(48,225,274)	$1,224,369
Warrants expired, unexercised	-	-	(511,500)	(48,520)	-	48,520	-	-
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(412,693)	(412,693)
Balance 30 June 2011	38,552,444	$41,490,268	20,803,517	$1,222,488	3,113,998	$6,736,887	$(48,637,967)	$811,676
Share subscriptions	-	212,541	-	-	-	-	-	212,541
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(689,679)	(689,679)
Balance 30 September 2011	38,552,444	$41,702,809	20,803,517	$1,222,488	3,113,998	$6,736,887	$(49,327,646)	$334,538
Shares issued for property	106,290	13,341	-	-	-	-	-	13,341
Subscription shares	-	(212,541)	-	-	-	-	-	(212,541)
Private placements, less share issue costs	20,055,770	1,314,130	18,054,884	60,964	-	-	-	1,375,094
Warrants expired, unexercised	-	-	(350,000)	(63,835)	-	63,835	-	-
Options expired	-	-	-	-	(65,500)	-	-	-
Options cancelled and forfeited	-	-	-	-	(175,833)	-	-	-
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(855,503)	(855,503)
Balance 31 December 2011	58,714,504	$42,817,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,183,149)	$654,929

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Emgold Mining Corporation	Statement 3B
US Dollars

Statement of Changes in Equity for the Year Ended 31 December 2012
	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholder Equity
Balance 01 January 2012	58,714,504	$42,817,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,183,149)	$654,929
Shares issued for property	100,000	10,000	-	-	-	-	-	10,000
">Net loss and comprehensive gain for the period	-	-	-	-	-	-	24,437	24,437
Balance 31 March 2012	58,814,504	$42,827,739	38,508,401	$1,219,617	2,872,665	$6,800,722	$(50,158,712)	$689,366
Warrants expired, unexercised	-	-	(3,192,000)	(21,146)		21,146	-	-
Stock based compensation	-	-	-	-	2,700,000	158,172	-	158,172
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(516,751)	(516,751)
Balance 30 June 2012	58,814,504	$42,827,739	35,316,401	$1,198,471	5,572,665	$6,980,040	$(50,675,463)	$330,787
Warrants exercised	70,000	7,000						7,000
Fair value of warrants exercised	-	203	(70,000)	(203)	-	-	-	-
Warrants expired, unexercised	-	-	(112,000)	(4,246)	-	4,246	-	-
Share subscriptions	-	114,289	-	-	-	-	-	114,289
Stock based compensation	-	-	-	-	-	13,413	-	13,413
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(406,122)	(406,122)
Balance 30 September 2012	58,884,504	$42,949,231	35,134,401	$1,194,022	5,572,665	$6,997,699	$(51,081,585)	$59,367
Private placement issuances	6,642,857	452,041	3,321,428	-	-	-	-	452,041
Warrants exercised	1,124,101	112,410	-	-	-	-	-	112,410
Fair value of warrants exercised	-	3,260	(1,124,101)	(3,260)	-	-	-	-
Fair value of warrants re-priced	-	-	-	(424,807)	-	-	-	(424,807)
Share issuance costs	-	(12,450)	-	-	-	-	-	(12,450)
Options expired	-	-	-	-	(603,000)	-	-	-
Warrants expired	-	-	(1,835,944)	(79,606)	-	79,606	-	-
Share subscriptions	-	(114,289)	-	-	-	-	-	(114,289)
Share based compensation	-	-	-	-	-	(42,108)	-	(42,108)
Net income and comprehensive income for the period	-	-	-	-	-	-	522,705	522,705
Balance 31 December 2012	66,651,462	$43,390,203	35,495,784	$686,349	4,969,665	$7,035,197	$(50,558,880)	$552,869

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Emgold Mining Corporation	Statement 4
US Dollars

Consolidated Statement of Cash Flows
	Year Ended	Year Ended
	31 December 2012	31 December 2011
Operating Activities
Loss for the Year	$(375,731)	$(2,338,060)
Items not Affecting Cash
Stock-based compensation	130,701	58,978
Amortization	10,925	14,478
Effect of currency translation	(1,066)	(10,791)
Gain on sale of equipment	(3,850)	(1,000)
Realized / unrealized loss on marketable securities	6,831	49,005
Unrealized (gain) loss on warranty liability	(1,492,098)	379,336
	$(1,724,288)	$(1,848,054)
Net Change in Non-cash Working Capital
Accounts receivable	(5,953)	(65,989)
Prepaid expenses and deposits	8,058	9,226
Accounts payable and accrued liabilities	403,118	(25,037)
Due to/from related parties	256,085	12,905
	$(1,062,980)	$(1,916,949)
Investing Activities
Proceeds from sale of marketable securities	10,240	-
Proceeds from sale of equipment	3,850	1,000
Acquisition of property	(3,056)	-
Purchase of reclamation deposit	(9,500)	-
Resource property expenditures	(419,053)	-
	$(417,519)	$1,000
Financing Activities
Proceeds from share issuances	589,900	1,963,556
Share issuance costs	(12,450)	-
	$577,450	$1,963,556
Net Increase (Decrease) in Cash	(903,049)	47,607
Cash position – beginning of year	965,102	917,495
Cash Position – End of Year	$62,053	$965,102
Supplementary Disclosure
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-
Fair value transfer on warrant expiry	$104,998	$112,355
Fair value transfer on warrant exercise	$3,463	$-
Shares issued for mineral property	$10,000	$13,341

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTCQX.

These consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast significant doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; although the Company has been successful in the past at raising funds, there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

Rounded (‘000’s)	31 December 2012	31 December 2011
Working capital	$(923,000)	$652,000
Accumulated deficit	$(50,559,000)	$(50,183,000)

2)	Basis of preparation – Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS and related IFRS Interpretations Committee (“IFRIC’s”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments (note 3) at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies set out were consistently applied to all the periods presented unless otherwise noted below. The preparation of consolidated financial statements in accordance with IAS 1 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

6 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the revision affects both current and future periods.

The functional and reporting currency of the Company is the United States dollar.

3)	Summary of significant accounting policies

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The Company's principal accounting policies are outlined below:

a)	Basis of presentation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

•	Idaho-Maryland Mining Corporation
•	Emgold (US) Corp.
•	Golden Bear Ceramics Company

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition. The Company has no non-controlling interests.

b)	Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised.

7 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

If the Company's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders' proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

c)	Foreign currency

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. References to CDN$ represent Canadian dollars. The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates which is United States dollars. Transactions entered into by the Company’s subsidiary in a currency other than the currency of the primary economic environment in which it operates (its "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and depletion which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss.

Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in the consolidated statement of loss and comprehensive loss. Non-monetary assets and liabilities are translated using historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined.

d)	Measurement uncertainty

The preparation of these consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company’s key estimates relate to the valuation and estimated useful lives of equipment, the measurement of stock-based compensation, the valuation of warrants, the valuation allowance for deferred tax assets and liabilities, valuation and recoverability of resource properties, and the valuation of shares issued for resource property. Actual results may differ from these estimates.

Depreciation and depletion of property, plant and equipment assets are dependent upon estimates of useful lives and reserve estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amounts taking into account factors such as reserves, economic and market conditions and the useful lives of assets. Provisions for environmental rehabilitations are recognised in the period in which they arise and are stated as the fair value of estimated future costs.

The Company bases its estimates and assumptions on current facts, historical experience, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. These estimates require the extensive use of judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

8 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

e)	Share based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted.

The fair value of the options is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the period that the options are earned. The fair value is recognized as an expense with a corresponding increase in equity. The amount recognized as expense is adjusted to reflect the number of share options expected to vest.

f)	Financial instruments

All financial instruments must be recognized, initially, at fair value on the consolidated statement of financial position. The Company has classified each financial instrument into the following categories: “fair value through profit or loss,” “loans and receivables,” and “other liabilities.” Subsequent measurement of the financial instruments is based on their respective classification. Unrealized gains and losses on held for trading instruments are recognized in earnings. The other categories of financial instruments are recognized at amortized cost using the effective interest method. The Company had made the following classifications:

Financial Asset or Liability	Category
Cash and cash equivalents	Fair value through profit or loss
Marketable securities	Fair value through profit or loss
Amounts receivable and due from related parties	Loans and receivables
Prepaid amounts and deposits	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Warrant liability	Fair value through profit or loss
Due to related parties	Other liabilities

g)	Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current income tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the consolidated statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•	are generally recognized for all taxable temporary differences;
•
are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•	are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•	are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
•
are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

h)	Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting year. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised if in the money and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

i)	Comprehensive profit (loss)

Comprehensive profit (loss) is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net profit such as unrealized gains or losses on available-for-sale investments, gains or losses on certain derivative instruments and foreign currency gains or losses related to self-sustaining operations. The Company's comprehensive profit (loss) is presented in the Consolidated Statements of Comprehensive Profit (Loss) and the Consolidated Statements of Shareholders' Equity.

10 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

j)	Property, plant and equipment

Plant and equipment assets are depreciated using the straight-line method based on estimated useful lives, which generally range from 1 to 5 years. Land is not depreciated.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized. Directly attributable expenses incurred for major capital projects and site preparation are capitalized until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognized as a provision.

The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate portion of normal overheads.

The costs of day-to-day servicing are recognized in profit or loss as incurred. These costs are more commonly referred to as "maintenance and repairs."

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalized at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings is utilized. Capitalization of borrowing costs ceases when the asset is substantially complete.

The depreciation method, useful life and residual values are assessed annually.

Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Subsequent costs

The cost of replacing part of an item within property, plant and equipment is recognized when the cost is incurred if it is probable that the future economic benefits will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized as an expense as incurred.

Impairment

The Company's tangible and intangible assets are reviewed for an indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

11 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

k)	Exploration and evaluation

The Company is currently in the exploration stage with all of its mineral interests. Exploration and evaluation costs include the costs of acquiring licenses, costs incurred to explore and evaluate properties, and the fair value, upon acquisition, of mineral properties acquired in a business combination.

Exploration and evaluation expenditures are expensed in the period they are incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Significant property acquisition costs are capitalized only to the extent that such costs can be directly attributed to an area of interest where it is considered likely to be recoverable by future exploitation or sale. Development costs relating to specific properties are capitalized once management has made a development decision.

From time to time, the Company may acquire or dispose of mineral interests pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded in the period that the payments are made or received. The Company does not accrue costs to maintain mineral interests in good standing.

Restoration provisions

The Company recognizes liabilities for legal obligations associated with the reclamation or rehabilitation of mineral property interests that the Company is required to settle. The Company recognizes the fair value of liabilities for such obligations in the year in which they occur or in the year in which a reasonable estimate of such costs can be made. The obligation is recorded as a liability with a corresponding charge to operations. The Company has determined that it has no material restoration obligations as at 31 December 2012.

l)	Impairment Loss

An impairment loss is reversed if there is an indication that there has been a positive change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss with respect to goodwill is never reversed.

m)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

12 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

n)	Environmental

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates is capitalized along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company's estimates of reclamation costs could change as a result of changes in regulatory requirements and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company's estimates are reviewed annually for changes in regulatory requirements, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of reclamation costs, are charged to profit and loss for the period.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

o)	Provisions and decommissioning liabilities

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Decommissioning liabilities include an estimate of the future cost associated with the abandonment and reclamation of property and equipment, discounted to its present value, and capitalized as part of the cost of that asset. The estimated costs are based on the present value of the expenditure expected to be incurred. Changes in the discount rate, estimated timing of decommissioning costs, or cost estimates are dealt with prospectively by recording a change in estimate, and a corresponding adjustment to equipment. The accretion on the decommissioning provision is included in the consolidated statement of comprehensive loss.

Actual expenditures incurred are charged against the decommissioning liability.

p)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire.

q)	Flow-through shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences. A liability is recognized for the premium on the flow-through shares and is subsequently reversed as the Company incurs qualifying Canadian exploration expenses. When flow-through expenditures are renounced to the investors, a portion of the deferred income tax assets that were not recognized in previous years, due to the recording of a deferred tax asset not recognized, are recognized as a recovery of income taxes in the statement of comprehensive loss.

4)	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in note 3, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

a)	Critical judgments in applying accounting policies

Going concern assumption

These consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast significant doubt upon the soundness of this assumption. Refer to note 1 for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

Mineral Properties

The company owns land and surface rights which is part of the Idaho-Maryland property in the amount of $747,219. This land is adjacent to the property which the company leases that expired on February 1, 2013 (see note 16). The company assessed that no impairment was necessary on the land and surface rights that they own as they are still negotiating to extend the lease however if the lease were not extended the land will still be of value as its location is strategic to the operating of the surface mine.

b)	Key sources of estimation uncertainty

Useful life of plant and equipment

As discussed in note 3, the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended 31 December 2012 and 2011.

Decommissioning liability

The estimated costs are reviewed annually by management including changes in the discount rate, estimated timing of decommissioning costs, or cost estimates.

Share based payments and fair value of warrants

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 3. The fair value of stock options granted is measured using the Black-Scholes option valuation model (“BkS”), which was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the highly subjective input assumptions can materially affect the calculated values. The fair value of stock options granted using the BkS do not necessarily provide a reliable measure of the fair value of the Company’s stock option awards. The same model is used by the Company is order to arrive at a fair value for the issuance of warrants.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Exploration and evaluation asset

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

5)	Accounting standards issued but not yet effective

The following accounting standards have been issued by the International Accounting Standards Board (“IASB”) but are not yet effective for the Company; both the effective date and the expected impact are noted, based on the information currently available.

a)	IFRS 7, Financial Instruments: Disclosures

The Standard is effective for annual periods beginning on or after 01 January 2013, with earlier adoption permitted. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

b)	IFRS 9, Financial Instruments

The Standard is effective for annual periods beginning on or after 01 January 2015, with earlier adoption permitted. The standard is the first part of a multi-phase project to replace IAS 39, Financial Instruments: Recognition and Measurement. The Company has not early-adopted the standard and is currently assessing the impact it will have on the consolidated financial statements.

c)	IFRS 10, Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements” and Standing Interpretation Committee (“SIC”)-12 “Consolidation – Special Purpose Entities,” and is effective for annual periods beginning on or after 01 January 2013. Earlier application is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

d)	IFRS 11, Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities-Non – Monetary Contributions by Venturers and is effective for annual periods beginning on or after 01 January 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

e)	IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after 01 January 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

f)	IFRS 13, Fair Value Measurements

IFRS 13 defines fair value, sets out a single IFRS framework for measuring value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after 01 January 2013. Earlier adoption is permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

g)	Amendments to IAS 1, Presentation of Financial Statements

The amendments introduce changes to presentation of items of other comprehensive income. The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met from those that would never be reclassified to profit and loss. The amendments are to be applied effective 01 July 2012 and may be early adopted. The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

h)	IAS 19, Employee Benefits (amended standard)

The amended standard introduces various changes in accounting and disclosure requirements for defined benefit plans. The amended standard also finalizes proposals on accounting for termination benefits; under the amended standard the termination benefits are recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, that includes the payment of a termination benefit, and when the entity can no longer withdraw the offer of the termination benefit. The amended standard is to be applied for periods beginning on or after 01 January 2013. Early adoption is permitted. The amendments to the standard do not impact the Company’s consolidated financial statements.

i)	IAS 27 - Separate financial statements

IAS 27, "Separate financial statements" (IAS 27) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after 01 January 2013. The standard does not impact the consolidated financial statements.

j)	IAS 28, Investments in Associates and Joint Ventures (amended standard)

The standard was updated to incorporate the accounting for joint ventures because the equity method is now applicable to both joint ventures and associates. The disclosure requirements from IAS 28 (as revised in 2003) have been included in IFRS 12.

k)	IAS 32, Financial instruments: Presentation

IAS 32, “Financial Instruments: Presentation” provides further clarity around details relating to the right of set-off and the application of offsetting criteria under certain circumstances. The amendments to IAS 27 are effective for annual periods beginning on or after 01 January 2014. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

l)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 is a new interpretation on the accounting for waste removal activities. The interpretation considers when and how to account separately for the benefits arising from a stripping activity, as well as how to measure such benefit. The interpretation generally requires that costs from a stripping activity which improve access to ore to be recognized as a non-current asset when certain criteria are met and should be accounted as an addition to the related asset. The Company does not expect the standard to impact its consolidated financial statements.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

6)	Financial instruments and risk management

a)	Financial instrument classification and measurement

Financial instruments of the Company are carried on the Consolidated Statement of Financial Position at amortized cost with the exception of cash, marketable securities and warrant liability, which are carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 December 2012 due to the immediate or short-term maturities of the financial instruments.

The fair value of the Company’s cash and marketable securities are quoted in active markets. The Company classifies the fair value of these transactions according to the following hierarchy:

Level 1 – quoted prices in active markets for identical financial instruments.

Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed using the fair value hierarchy described above and classified as Level 1. The warrant liability has been classified as Level 3.

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, due to/from related parties, marketable securities, deposits, accounts payable and accrued liabilities, and warrant liability. At 31 December 2012, the carrying value of cash, marketable securities, and warrant liability is fair value. Amounts receivable, due to/from related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk, as a 5% shift in foreign exchange rates would result in an impact of $2,700. At 31 December 2012 the Company held currency totalling the following:

Rounded (‘000’s)	31 December 2012	31 December 2011
Canadian dollars	$54,000	$877,000
United States dollars	$8,000	$88,000

g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

7)	Marketable securities

Pursuant to the terms of the Lease and Option to Purchase Agreement, on 13 January 2011, Valterra issued to the Company 50,000 units consisting of one common share and one share purchase warrant per unit. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a five year period. On the date of issue the common shares were valued at $3,268 and the warrants were valued at $1,637 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

Pursuant to an amendment of the Lease and Option to Purchase Agreement, on 08 February 2011, Valterra issued to the Company 600,000 units consisting of one common share and one share purchase warrant per unit. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a two year period. On the date of issue the common shares were valued at $42,870 and the warrants were valued at $18,301 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

As at 31 March 2012, the common shares and warrants of Valterra were revalued at fair market value of $16,627 resulting in an unrealized loss on marketable securities of $1,437. The $2,585 fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: 1.46 year term, 135% volatility, risk free interest rate of 1.01% and a dividend rate of Nil.

During the quarter ended 31 December 2012, the Company liquidated all marketable securities resulting in a realized loss of $6,831. The Company still holds a nominal number of warrants issued from Valterra; their value is not material and has not been included in the records of the Company.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

8)	Property and equipment

	Plant and Field Equipment	Furniture and Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2011	$39,306	$63,668	$80,002	$38,833	$221,809
Disposals	(23,650)	(17,504)	(8,057)	-	(49,211)
Balance at 31 December 2011	$15,656	$46,164	$71,945	$38,833	$172,598
Balance at 01 January 2012	$15,656	$46,164	$71,945	$38,833	$172,598
Additions	3,056	-	-	-	3,056
Balance at 31 December 2012	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2011	$39,253	$53,722	$63,171	$33,008	$189,154
Depreciation for the year	53	3,267	5,334	5,825	14,479
Disposals	(23,650)	(17,504)	(8,057)	-	(49,211)
Balance at 31 December 2011	$15,656	$39,485	$60,448	$38,833	$154,422
Balance at 01 January 2012	$15,656	$39,485	$60,448	$38,833	$154,422
Depreciation for the year	611	3,712	6,602	-	10,925
Balance at 31 December 2012	$16,267	$43,197	$67,050	$38,833	$165,347
Carrying Amounts
At 01 January 2011	$53	$9,946	$16,831	$5,825	$32,655
At 31 December 2011	$-	$6,679	$11,497	$-	$18,176
At 31 December 2012	$2,445	$2,967	$4,895	$-	$10,307

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

9)	Exploration and evaluation assets

Property acquisition costs	Idaho – Maryland	Buckskin Rawhide & Koegel	Stewart Property	Rozan Gold	Total
Balance at 01 January 2011	$747,219	$25,233	$199,667	$115,301	$1,087,420
Acquisitions	-	13,819	-	(66,076)	(52,257)
Balance at 31 December 2011	$747,219	$39,052	$199,667	$49,225	$1,035,163
Acquisitions	-	420,059	9,052	-	429,111
Balance at 31 December 2012	$747,219	$459,111	$208,719	$49,225	$1,464,274

a)	Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“I-M Property”) and surrounding areas in the Grass Valley Mining District, California.

The owners granted to the Company the exclusive right and option to purchase all of the leased property. The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased. Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price. During the year ended 31 December 2010, the Company extended the lease and option agreement from 01 February 2011, for an additional two years to 01 February 2013. Lease payments during the extension period are $30,000 per quarter. In conjunction with the extension, the lessors agreed to defer payments for 2010 totalling $120,000. Under the terms of the deferral, this amount was added to the purchase price of the I-M Property, the first instalment of which becomes due on 01 February 2013. The $120,000 will be subject to interest calculated at 5.25% compounded annually. Provided that payments are kept current, the Company may purchase the property at any time. The purchase price at 01 February 2013, would be $6,154,717.

On 01 February 2013, subsequent to year ended 2012, the Lease Option to Purchase Agreement for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Property expired. The Company is in negotiations with the owners to extend this Agreement. Refer to note 16 for further details.

b)	Buckskin Rawhide Property, Nevada

In November 2009 the Company entered into a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide East mineral claims (46 claims), a gold prospect located near Fallon, Nevada. The Company agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019. During the lease period, the Company could conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, the Company could acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC was required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company. Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property. The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

On 11 April 2011, the Company announced it had staked six additional claims, increasing the size of the Buckskin Rawhide East Property to 52 claims.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

On 24 January 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the Year. In 2012, consideration in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) was paid, as per the Agreement, upon TSX-Venture Exchange approval.

On 14 and 19 November 2012, the Company announced a series of transactions involving its Buckskin Rawhide East Property in Nevada. The Company announced it had signed an Option Agreement to complete an early buyout of all underlying property rights, including royalty rights, for its Buckskin Rawhide East Property. The Option provides that Emgold will pay two arm’s length parties (Nevada Sunrise LLC and the Castagne) an aggregate of $510,000 to allow the Company to consolidate a 100% interest in the 52 unpatented mineral claims, totalling 835 acres, that make up Buckskin Rawhide East Property. The Company also announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CDN$1.0 million, part of which would be used to fund the above transaction. Also pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold. the Company will subsequently lease the property to RMC. This transaction is occurring in a number of steps.

On 28 December 2012, the Company announced the first step of the above transaction. The first tranche of the private placement was closed for proceeds totalling CDN$465,000. A total of $400,000 from this tranche of the financing was used to acquire a 100% interest in 6 unpatented mining claims and a 75% interest in 40 unpatented mineral claims, including royalty interests, from one of the underlying property owners mentioned above.

On 01 February 2013, Emgold announced the closing of the second step of the above transaction, which included a second private placement, for proceeds of CDN$285,000. The Company is currently working on the third step of the transaction, which will involve the acquisition of the remaining 25% of 40 unpatented mineral claims that make up part of the Buckskin Rawhide East Property. As part of this step, the remaining CDN$250,000 private placement will be completed with RMC, of which $110,000 will be used to acquire the 25% interest.

The fourth and final step with RMC will involve completion of a Lease Agreement. RMC has agreed to lease the Buckskin Rawhide East Property from Emgold based on the following terms:

1.	The Lease Term is 20 years.
2.	Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
3.	During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
4.	RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
5.	RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
6.	RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce

8.
After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

The Company has met all commitments on this property as of the year ended 31 December 2012.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

c)	Koegel Rawhide , Nevada

On 13 February, 2013, the Company announced it had signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Claims in Mineral County, Nevada. The RHT and GEL claims “Koegel Rawhide Property” comprise 19 unpatented lode mining claims totalling 380 acres. Pursuant to the lease agreement, advance royalty payment will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the Year. In 2012, consideration payable in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) were paid, as per the Agreement, upon TSX-Venture Exchange Approval.

On 15 February 2012, the Company announced it has staked an additional 17 unpatented claims to expand this property to 36 unpatented mineral claims totalling 720 acres.

The Company has met all commitments on this property as of the year ended 31 December 2012.

d)	Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia. The Company holds a 100% interest in the property, subject to a 3.0% NSR. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended 31 December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”). The Agreement called for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

In January 2012, after failing to meet its work commitments on the Rozan Gold Property, Valterra announced that it has elected to terminate the Agreement with the Company and the property was returned to Emgold.

e)	Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia. The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%. The Company has staked 21 claims contiguous to the Stewart Property located in south-eastern British Columbia.

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Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

f)	Exploration and evaluation expenditures

	For the Year Ended 31 December 2012	For the Year Ended 31 December 2011	Cumulative Total of 31 December 2012
Idaho – Maryland Property, California
Geological & geochemical	$279,912	$309,385	$4,977,460
Land lease and taxes	167,244	153,954	1,827,350
Mine planning	77,168	298,995	4,819,000
Transportation	9,330	-	137,580
Community relations	2,380	-	82,941
Assay and analysis	1,023	-	101,163
Site activities	827	-	1,673,217
Drilling	-	-	1,039,920
Consulting	-	-	209,713
Stock-based compensation	42,200	13,166	642,144
Incurred during the year	$580,084	$775,500	$15,510,488
Buckskin Rawhide and Koegel Properties, Nevada
Geological & geochemical	-	26,890	28,165
Site activities	-	1,206	5,116
Incurred during the year	$-	$28,096	$33,281
Rozan Gold Property, BC
Drilling	221,721	-	285,771
Assays and analysis	63,052	-	74,855
Geological & geochemical	33,082	-	156,470
Site activities	175	-	22,219
Transportation	64	-	12,418
Stock-based compensation	-	-	16,055
Trenching	-	-	4,666
Assistance and recovery	-	-	(7,322)
Incurred during the year	$318,094	$-	$565,132
Stewart Property, BC
Drilling	227,913	321,087	1,079,056
Geological & geochemical	53,406	101,844	376,399
Assays and analysis	3,036	60,555	159,748
Claim fees	2,332	-	2,332
Transportation	1,796	10,223	57,857
Site activities	668	9,835	32,013
Stock-based compensation	-	-	16,055
Trenching	-	-	19,318
Assistance and recovery	-	-	(29,692)
Incurred during the year	$289,151	$503,544	$1,713,086
Total Exploration Expenditures	$1,187,329	$1,307,140	$17,821,987

24 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

10)	Share capital

a)	Authorized

Unlimited - Number of common shares without par value

Unlimited -Number of preference shares without par value

b)	Common shares, issued and fully paid

In December 2012 the Company closed the first tranche of a private placement, issuing 6,642,857 Units at CDN$0.07 per Unit for gross proceeds of CDN$465,000. Each Unit consists of one common share of the Company and one half common share purchase warrant. Each full warrant entitles the holder to purchase, for a period of 24 months, one additional common share at a price of CDN$0.12 per share. No finder’s fees were payable in connection with this part of the financing. The share issued, along with any shares issued upon the exercise of warrants, will be subject to a four month and one day hold period, expiring 29 April 2013.

In December 2011 the Company completed a non-brokered private placement of flow-through units for gross proceeds of $767,750. A total of 5,905,769 units were issued at a price of CDN$0.13 per unit. Each unit consists of one “flow-through” common share of the Company and one half of one common share purchase warrant. Each warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of CDN$0.20 per share. The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $117,359. A $NIL flow-through premium related to this private placement.

Finder’s fees of CDN$49,920 and 383,999 finder’s warrants were awarded in relation to the flow-through financing. The finder’s warrants entitle the holder to purchase, for a period of 18 months, one additional common share of the Company - 269,230 are exercisable at a price of CDN$0.15 and 114,769 are exercisable at a price of CDN$0.20. The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 1.5 years. The total value ascribed to the finder's warrants was $18,514. The Company has filed the renunciation of flow-expenditures as required by the Canadian tax authorities.

The Shares issued in connection with these non-brokered private placements, including any issued on the exercise of the warrants, will be subject to a minimum hold period of four months.

25 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the year is summarized as follows:

Stock option activity	31 December 2012	Weighted average exercise price	31 December 2011	Weighted average exercise price
Balance – beginning of year	2,872,665	$0.23	3,113,998	$1.37
Granted	2,700,000	0.15	-	-
Expired	(603,000)	0.175	(65,500)	0.175
Cancelled and forfeited	-	-	(175,833)	0.21
Balance – end of year	4,969,665	$0.19	2,872,665	$0.23

Details of stock options outstanding as at 31 December 2012 are as follows:

Expiry Date	Exercise Price (CDN$)	31 December 2012	31 December 2011
11 December 2012	$0.175		600,000
12 May 2013	$0.175	97,500	97,500
19 November 2013	$0.175	141,500	143,500
12 July 2014	$0.175	64,000	65,000
17 March 2015	$0.25	466,665	466,665
08 December 2015	$0.25	1,500,000	1,500,000
01 May 2017	$0.15	700,000	-
07 May 2017	$0.15	1,800,000	-
22 May 2017	$0.15	200,000	-
		4,969,665	2,872,665

The outstanding options have a weighted-average exercise price of $0.19 (31 December 2011 - $0.23) and the weighted-average remaining life of the options is 2.51 years (31 Dec 2011 – 2.94) years. As at 31 December 2012, a total of 4,736,332 (31 December 2011 – 2,872,665) of these outstanding options had vested. As at 31 December 2012, none (31 December 2011 – none) of the outstanding options were in the money.

During the year ended 31 December 2011, a total of 405,700 incentive stock options granted to directors, officers, employees and consultants of the Company with exercise prices ranging from CDN$1.00 to CDN$10.00 were re-priced to $0.175 per share. The expiry dates remained unchanged.

26 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

d)	Warrants

Warrant activity during the year is summarized as follows:

Warrant Activity	30 December 2012 (i)	Weighted Average exercise price	31 December 2011(i)	Weighted Average exercise price
Balance – beginning of year	38,508,401	$0.27	21,315,017	$0.35
Issued	3,321,428	0.12	18,054,884	0.16
Exercised	(1,194,101)	0.10	-	-
Expired	(5,139,944)	0.33	(861,500)	1.60
Balance – end of year	35,495,784	$0.25	38,508,401	$0.27
(i)	The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.

Issued	Expiry	Exercise Price	31 December 2012	31 December 2011
06 April 2010	06 April 2012	$0.35	-	1,600,000
06 April 2010	06 April 2012	0.25	-	80,000
06 April 2010	23 April 2012	0.35	-	1,400,000
06 April 2010	23 April 2012	0.25	-	112,000
09 September 2010	09 September 2015	0.35	2,813,575	2,813,575
23 September 2010	23 September 2012	0.35	-	5,315,856
23 September 2010	23 September 2013(ii)	0.35	735,714
23 September 2010	23 September 2013(i)	0.15(iii)	3,344,041	-
14 October 2010	14 October 2012	0.35	-	7,836,633
14 October 2010	14 October 2013(i)	0.15(iii)	7,226,142	-
21 December 2010	21 December 2012	0.30(iii)	-	1,136,363
21 December 2010	21 December 2012	0.22(iii)	-	159,090
22 June 2011	22 June 2013	0.25(iii)	2,235,577	2,235,577
22 June 2011	23 June 2013	0.15(iii)	269,230	269,230
28 June 2011	28 June 2013	0.20(iii)	717,308	717,308
28 June 2011	28 June 2013	0.20(iii)	114,769	114,769
18 November 2011	18 November 2013	0.15(iii)	12,156,000	12,156,000
22 December 2011	22 December 2013	0.15(iii)	2,530,000	2,530,000
22 December 2011	22 December 2013	0.15(iii)	32,000	32,000
28 December 2012	28 December 2014	0.15(iii)	3,321,428	-
			35,495,784	38,508,401

(i)
The Company completed a re-pricing and extension of the expiry date of certain existing common share purchase warrants (“warrants”). A total of 11,764,284 warrants, the original exercise price of which was US$0.35, have been re-priced at CDN$0.15 per share and been given a 12 month extension. These re-priced warrants were also able to elect an early conversion option whereby they could convert their warrants to shares at CDN$0.10 per share, if exercised by 31 August 2012. A total of 1,194,101 warrants were exercised at CDN$0.10. No other warrants have been exercised subsequent to the re-price.

(ii)	These warrants were part of the extension as noted above, but were not re-priced.
(iii)	The exercise prices of these warrants are stated in Canadian funds.

27 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the consolidated statement of comprehensive loss as they arise. The Company has issued such share purchase warrants. As a result, these share purchase warrants must be accounted for as a liability. As at 31 December 2012, the Company recorded a warrant liability in the amount of $30,411 (31 December 2011 - $1,079,253). The warrants were valued upon issuance and subsequently revalued on 31 December 2012 using the Black-Scholes option pricing model, with the following assumptions: weighted average risk free rate of 1.13%, volatility factors of 50% - 70% and an expected life of 6 months – 24 months. An unrealized gain on warrant liability of $1,492,098 has been recorded in the consolidated statement of loss and comprehensive loss for the year ended 31 December 2012.

Movement related to the warrant liability is as follows:

	31 December 2012		31 December 2011
Warrant Liability	Number of Warrants(i)	Fair Value	Number of Warrants(i)	Fair Value
Balance – beginning of year	19,350,337	$1,079,253	1,295,453	$111,458
Issued	3,321,428	18,449	18,054,884	588,459
Warrants re-priced	11,764,284	153,075	-	-
Expired	(1,295,453)	-	-	-
Fair value of warrants exercised	(1,194,101)	(3,463)	-	-
Fair market value adjustment (gain)/loss	-	(1,492,098)	-	379,336
Reclassification of warrant liability from warrant reserve	-	275,195	-	-
Balance – end of year	31,946,495	$30,411	19,350,337	$1,079,253

(i)	Number of warrants priced in the Canadian Dollar

28 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

e)	Stock-based compensation

For the years ended 31 December 2012 and 31 December 2011, the Company issued stock options to its directors, officers, employees, and consultants and recognized stock-based compensation as follows:

	31 December 2012	31 December 2011
Total options granted	2,700,000	405,700	(i)
Average exercise price	$0.15	$0.175
Estimated fair value of compensation	$130,701	$58,797
Estimated fair value per option	$0.05	$0.19

The fair value of the stock-based compensation of options to be recognized in the accounts has been estimated using the Black-Scholes Model with the following weighted-average assumptions:

	31 December 2012	31 December 2011
Risk free interest rate	1.20% - 1.60%	1.68%
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	112%	101%
Expected option life in years	5	2.18
Expected maturity rate	70-100%	70-100%

Stock-based compensation for the options that vested during the year is as follows:

	31 December 2012	31 December 2011
Number of options vested	2,466,667	-
Compensation recognized	$130,701	$58,978

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

29 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

11)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)	Remuneration or fees(ii)	Share-based awards
CEO and President - management fees	2012	$185,000	$40,598
	2011	185,000	-
A company of which the CFO is a director (iii) – management fees	2012	12,095	-
	2011	-	-
A company of which the CFO is a director (iii) – accounting	2012	4,089	-
	2011	-	-
759924 Ontario Ltd. (iv) – consulting fees	2012	24,400	10,826
	2011	42,634	-
Quorum Management	2012	139,250	-
	2011	186,109	-
Directors	2012	-	40,580
	2011	-	-
i)	For the year ended 31 December 2012 and 2011.
ii)	Amounts disclosed were paid or accrued to the related party.
iii)	A company of which the CFO, Grant T. Smith, is a director.
iv)	A company of which a director, Kenneth Yurichuk, is a director.

At 31 December 2012, fees of $462,767 (2011 – $244,033) payable to David Watkinson; fees of $14,022 (2011 – $Nil) payable to Clearline; fees of $27,286 (2011 – $7,997) payable to 759924 Ontario Ltd.; and fees of $Nil (2011 – $28,531) refundable from Quorum Management and Administrative Services Inc. were included in accounts payable or due to related parties. Also, amounts of $12,756 (2011 – $40,033) are receivable from Stephen Wilkinson at the year-end date.

During the year the Company received services from Quorum Management and Administrative Services Inc. (“Quorum”); refer to note 15 for further details.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

30 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

12)	Segmented disclosure

The Company operates in one operating segment, which is the acquisition, exploration, and development of mineral property interest. The following table provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Rounded to 000’s	Canada	United States	Total
31 December 2012
Current assets	$157,000	$25,000	$182,000
Long-term Assets
Property and equipment	-	10,000	10,000
Resource properties acquisition costs	717,000	747,000	1,464,000
Other	18,000	3,000	21,000
Liabilities
Current liabilities	(513,000)	(582,000)	(1,095,000)
Warrant liability	$(30,000)	$-	$(30,000)
31 December 2011
Current assets	$1,069,000	$47,000	$1,116,000
Long-term Assets
Property and equipment	-	18,000	18,000
Resource properties acquisition costs	288,000	747,000	1,035,000
Other	26,000	3,000	29,000
Liabilities
Current liabilities	(107,000)	(357,000)	(464,000)
Warrant liability	$(1,079,000)	$-	$(1,079,000)

13)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the year ended 31 December 2012.

31 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

14)	Deferred taxes

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the consolidated statements of operations for the years ended 31 December 2012 and 2011:

	31 December 2012	31 December 2011
Loss before income taxes	$(375,731)	$(2,338,060)
Statutory income tax rate	25.00%	26.50%
Expected tax recovery	(93,933)	(619,586)
Differences resulting from:
Non-deductible items	33,272	411,586
Change in estimates	(234,880)	-
Share issuance costs	(3,113)	-
Change in fair value of warrant liability	(110,814)	277,000
Change in enacted tax rate	249,003	(42,300)
Differences in foreign exchange rates	-	673,700
Foreign tax rate difference	(64,841)	197,600
Change in deferred tax asset not recognized	225,306	(898,000)
Provision for income taxes	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred tax assets at 31 December 2012 and 2011 are comprised of the following:

	31 December 2012	31 December 2011
Fixed assets	$56,311	$64,891
Mineral properties	6,799,599	7,141,606
Financial instruments	10,095	-
Financing costs	79,579	106,689
Capital losses	4,934	45,129
Non-capital losses	8,594,955	8,010,955
Investment tax credits	73,344	24,242
	15,618,817	15,393,512
Deferred tax asset not recognized	15,618,817	15,393,512
Net deferred tax asset (liability)	$-	$-

32 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

The Company has non-capital loss carryforwards of approximately $10,487,095 which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Year of Expiry	Taxable Loss
2014	$983,024
2015	1,727,884
2026	1,569,577
2027	1,852,381
2028	1,170,217
2029	1,128,429
2030	728,100
2031	801,494
2032	525,988
Total	$10,487,095

In addition, the Company has capital losses of approximately $39,471, which may be carried forward indefinitely to reduce future capital gains.

The Company has net operating loss carryforwards of approximately $17,605,344 which may be carried forward to apply against future year income tax for US tax purposes, as follows:

Year of Expiry	EMU	IM	GB	Total
2017	$-	$966,432	$-	$966,432
2018	-	419,779	-	419,779
2019	-	363,828	-	363,828
2020	1,774	266,513	-	268,287
2021	1,173	153,755	-	154,928
2022	23,703	289,940	-	313,643
2023	25,932	228,989	-	254,921
2024	1,086,121	546,964	887	1,633,972
2025	137,391	918,706	113,114	1,169,211
2026	88,741	975,106	355,087	1,418,934
2027	70,479	1,371,071	510,174	1,951,724
2028	25,444	1,973,795	480,772	2,480,011
2029	18,319	1,316,443	513,341	1,848,103
2030	10,269	1,690,173	540,137	2,240,579
2031	8,653	(203,759)	505,384	310,278
2032	3,935	1,326,141	480,638	1,810,714
Total	$1,501,934	$12,603,876	$3,499,534	$17,605,344

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which that Company can utilize such deferred tax assets.

33 | Page

Emgold Mining Corporation
US Dollars

Notes to Consolidated Financial Statements

15)	Contingent liability

During the year the Company received services from Quorum Management and Administrative Services Inc. (“Quorum”). Quorum is a private company held jointly by the Company and other public companies, created to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. In April 2012, the partners of Quorum made the decision to wind up its administrative operations effective 31 August 2012. Management is aware of the possibility that there may be a future cost associated with the conclusion of this agreement. At the year ended 31 December 2012 and at the date of this report, the Company is unable to make a reliable estimate of the cost or likelihood of them being incurred. Accordingly, no provision has been made in these consolidated financial statements.

16)	Subsequent events

Subsequent to the 31 December 2012 year end, the Company’s current extension of the Lease and Option to Purchase Agreement (the “BET Agreement”) expired on 01 February 2013. The BET Agreement, signed in 2002, originally had a five year term. It has been extended three times to date, in two year increments, with the last extension taking effect on 01 February 2011. The Company is currently in discussions with the BET Trust to extend and/or negotiate a new agreement, which would cover the lease and option to purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Project. Refer to note 9 of these consolidated financial statements.

On 01 February 2013, the Company announced that it closed a previously reported private placement for gross proceeds of CDN $285,000. The private placement involved the issuance of 5,700,000 units ("Units") to RMC at a price of CDN$0.05 per Unit. Each Unit consists of one common share (a "Share") of the Company and one half of one non-transferable share purchase warrant. Each full warrant entitles RMC to purchase, for a period of 24 months, one additional Share at a price of CDN$0.12. The Shares are subject to a minimum hold period of four months plus one day, expiring 02 June 2013. No finder’s fees were paid as part of this private placement. Refer to note 9 of these consolidated financial statements.

34 | Page

Emgold Mining Corporation
(An Exploration Stage Company)

 Consolidated Financial Statements
(expressed in United States Dollars)
December 31, 2011 and 2010

Independent Auditors' Report

To the Shareholders of
Emgold Mining Corporation

Report on the Consolidated Financial Statements
We have audited the accompanying financial statements of Emgold Mining Corporation, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emgold Mining Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes uncertainty about the Company's ability to continue as a going concern.

Signed: "MSCM LLP"

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 19, 2012

2

Emgold Mining Corporation
(An Exploration Stage Company)

Consolidated Statements of Financial Position
(expressed in United States Dollars)

	December 31, 2011	December 31, 2010	January 1, 2010

Assets
Current assets
Cash and cash equivalents	$965,102	$917,495	$3,955
Accounts receivable	79,225	13,236	6,852
Due from related party (note 11)	28,531	124,605	-
Prepaid expenses and deposits	42,966	17,929	21,388
	1,115,824	1,073,265	32,195
Other assets	11,932	13,943	7,660
Marketable securities (note 4)	17,071	-	-
Property and equipment (note 5)	18,176	32,655	28,807
Mineral property interests (note 6)	1,035,163	1,087,420	1,067,707
	$2,198,166	$2,207,283	$1,136,369

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$303,019	$290,114	$1,149,405
Due to related party (note 11)	160,965	247,813	757,022
Finance lease obligation (note 7)		7,585	5,976
	463,984	545,512	1,912,403
Finance lease obligation (note 7)		4,737	13,306
Convertible preference shares (note 8)		-	754,940
Warrant liability (note 9(c))	1,079,253	111,458	-
	1,543,237	661,707	2,680,649

Equity (deficiency)
Share capital (note 9(a))	42,817,739	41,490,268	38,891,718
Warrants (note 9(c))	1,219,617	1,271,008	112,355
Contributed surplus (note 9(b))	6,800,722	6,629,389	6,223,649
Deficit	(50,183,149)	(47,845,089)	(46,772,002)
	654,929	1,545,576	(1,544,280)
	$2,198,166	$2,207,283	$1,136,369
______________
Nature of Operations and Going Concern (note 1)
Subsequent Events (note 17)

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board

Signed: "David Watkinson"	Signed: "Ken Yurichuk"

Director	Director

3

Emgold Mining Corporation
(An Exploration Stage Company)

Consolidated Statements of Loss and Comprehensive Loss
 for the years ended December 31,
(expressed in United States Dollars)

	December 31,	December 31,
	2011	2010
Expenses
Exploration and evaluation costs (note 16)	$1,307,140	$670,491
Salaries and benefits	213,358	178,913
Legal, accounting and audit	175,381	99,012
Office and administration	90,011	168,903
Shareholder communications	62,202	82,272
Unrealized loss on marketable securities (note 4)	49,005	-
Stock-based compensation (note 9(b))	45,812	300,647
Management and consulting fees	42,634	68,763
Depreciation	14,478	14,214
Travel	-	1,179
Finance expense	-	32,413
Gain on settlement of debt	-	(77,197)
Gain on settlement of preference shares (note 8)	-	(189,669)
Interest income	-	(261)
Recovery of bad debt expense	-	(305,432)
Gain on sale of property and equipment	(1,000)	(48,788)
Foreign exchange (gain) loss	(40,297)	57,480
Unrealized loss on warrant liability (note 9(c))	379,336	20,147
	2,338,060	1,073,087
Loss before provision for income taxes	(2,338,060)	(1,073,087)
Provision for income taxes	-	-
Net loss and comprehensive loss for the year	$(2,338,060)	$(1,073,087)
Net loss per share - basic and diluted	$(0.06)	$(0.05)
Weighted average number of common shares outstanding	40,189,279	23,453,214

The accompanying notes are an integral part of the consolidated financial statements.

4

Emgold Mining Corporation
(An Exploration Stage Company)

Consolidated Statements of Changes in Shareholders' Equity
(expressed in United States Dollars)

	Share Capital without par value (note 9)			Contributed		Total Shareholder Equity
	Shares	Amount	Warrants	Surplus	Deficit	(Deficiency)

Balance, January 1, 2010	16,894,310	$38,891,718	$112,355	$6,223,649	$(46,772,002)	$(1,544,280)
Shares issued for property acquisition	68,856	18,306	-	-	-	18,306
Shares issued on settlement of debt	608,135	73,886	-	-	-	73,886
Shares and warrants issued for settlement of
dividends on preference shares	3,208,418	517,151	479,587	-	-	996,738
Private placements, less share issuance costs	17,772,725	1,989,207	679,066	-	-	2,668,273
Stock-based compensation	-	-	-	405,740	-	405,740
Net loss and comprehensive loss for the year	-	-	-	-	(1,073,087)	(1,073,087)

Balance, December 31, 2010	38,552,444	$41,490,268	$1,271,008	$6,629,389	$(47,845,089)	$1,545,576
Shares issued for property acquisitions	106,290	13,341	-	-	-	13,341
Private placements, less share issue costs	20,055,770	1,314,130	60,964	-	-	1,375,094
Warrants expired, unexercised	-	-	(112,355)	112,355	-	-
Stock-based compensation	-	-	-	58,978	-	58,978
Net loss and comprehensive loss for the year	-	-	-	-	(2,338,060)	(2,338,060)

Balance, December 31, 2011	58,714,504	$42,817,739	$1,219,617	$6,800,722	$(50,183,149)	$654,929

The accompanying notes are an integral part of the consolidated financial statements.

5

Emgold Mining Corporation
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
for the years ended December 31,
(expressed in United States Dollars)

	December 31, 2011	December 31, 2010
Cash flow from operating activities
Net loss and comprehensive loss for the year	$(2,338,060)	$(1,073,087)
Items not affecting cash
Depreciation	14,478	14,214
Gain on sale of property and equipment	(1,000)	(48,788)
Decrease in provision for doubtful accounts		(305,432)
Effect of currency translation	(10,791)	10,241
Gain on settlement of debt	-	(77,197)
Stock-based compensation	58,978	405,740
Unrealized loss on marketable securities	49,005	-
Unrealized loss on warrant liability	379,336	20,147
Gain on settlement of of convertible preference shares	-	(189,669)
Changes in non-cash operating working capital
Accounts receivable	(65,989)	(6,384)
Due to/from related parties	9,226	(328,382)
Prepaid expenses and deposits	(25,037)	3,459
Accounts payable and accrued liabilities	12,905	(292,449)
	(1,916,949)	(1,867,587)
Cash flow from investing activities
Proceeds from sale of equipment	1,000	48,789
Finance lease payments	-	(6,960)
Mineral property acquisition	-	(18,099)
Equipment additions	-	(19,803)
	1,000	3,927
Cash flow from financing activities
Share subscriptions, net of issuance costs	1,963,556	2,777,200
Increase in cash	47,607	913,540
Cash and cash equivalents, beginning of year	917,495	3,955
Cash and cash equivalents, end of year	$965,102	$917,495

The accompanying notes are an integral part of the consolidated financial statements.

6

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

1.	Nature of Operations and Going Concern

Emgold Mining Corporation (“the Company”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1400-570 Granville Street, Vancouver, British Columbia, V6C 3P1. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The consolidated financial statements were approved by the Board of Directors on April 19, 2012.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests. The Company’s ability to continue as a going concern is dependent upon the continuing financial support of related parties and shareholders or obtaining other financing to continue exploration and/or development of its mineral property interests and to meet its administrative overhead costs. The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock may make it difficult to obtain additional funding by private placements of shares. While the Company is making its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other forms of equity financing, there is no assurance that any such activity will generate funds that will be available for operations. These consolidated financial statements do not reflect any adjustments to the carrying value of assets and liabilities that would be necessary if the Company was unable to continue as a going concern. Changes in future conditions could require material write-downs of the carrying values of mineral properties property interests.

2.	Summary of Significant Accounting Policies

(a)	Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented. They also have been applied in the preparation of an opening IFRS statement of financial position as at January 1, 2010, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"). The impact of the transition from Canadian GAAP to IFRS is explained in note 15.

7

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(b)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, with the exception of financial instruments classified as at fair value through profit or loss and available-for-sale which are measured at fair value.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company. All inter-company transactions are eliminated on consolidation.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition. Cash and cash equivalents are recorded at fair value and changes in fair value are reflected in the consolidated statements of loss and comprehensive loss. The Company had $Nil cash equivalents as at December 31, 2011 and 2010.

(d)	Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments (“HTM”), or available-for-sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequent to initial recognition. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. A financial asset is derecognized when its contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

Financial assets at FVTPL

A financial asset is classified as FVTPL when the financial asset is held-for-trading or it is designated upon initial recognition as an FVTPL. A financial asset is classified as held-for- trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of loss and comprehensive loss. Transaction costs are expensed as incurred. The Company has classified cash and cash equivalents and marketable securities as FVTPL.

8

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(d)	Financial instruments - continued

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the depreciation process. The Company has classified accounts receivable and due from related party as loans and receivables.

AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets. They are carried at fair value with changes in fair value generally recognized in other comprehensive loss and accumulated in the AFS reserve. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss. Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve. On sale, the cumulative gain or loss recognized in other comprehensive income is reclassified from accumulated other comprehensive income. The Company has not designated any of its financial assets as AFS.

Impairment of financial assets

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective rate.

9

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(d)	Financial instruments - continued

Impairment of financial assets - continued

The carrying amount of all financial assets, excluding accounts receivable, is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of loss and comprehensive loss. A provision for impairment is made in relation to accounts receivable, and an impairment loss is recognized in the consolidated statement of loss and comprehensive loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms. With the exception of AFS equity instruments, if in a subsequent period the amount of impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the consolidated statement of loss and comprehensive loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized.

Effective interest method

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or liability, or where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

Financial liabilities

Financial liabilities are classified as financial liabilities as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payables and accrued liabilities and due to related party.

Financial liabilities are classified as FVTPL if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) unless they are designated as effective hedging instruments. Gains or losses on liabilities classified as FVTPL are recognized in the consolidated statement of loss and comprehensive loss. The Company’s financial liabilities classified as FVTPL include the warrant liability.

10

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(d)	Financial instruments - continued

Financial instruments carried at fair value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 -
valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 -	valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of December 31, 2011 the fair values of cash and cash equivalents and the marketable securities consisting of common shares (valued using quoted prices (unadjusted) from an active market) have been measured using level 1 inputs. Marketable securities consisting of common share purchase warrants and the warrant liability, both instruments having their fair value determined using the Black-Scholes model, have been measured using level 3 inputs.

(e)	Property and equipment

Equipment is recorded at cost and depreciation begins when the asset is put into service. depreciation is recorded on a straight-line basis over five years for plant and field equipment, office furniture and equipment, research equipment and vehicles and over three years for computer hardware and software, and over the term of the lease for leasehold improvements.

(f)	Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is determined to be impaired. These costs are amortized on a units-of-production basis following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is determined to be impaired.

Mineral property acquisition costs include cash costs and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title. Property title may be subject to unregistered prior agreements and regulatory requirements. Administrative, property investigation, and exploration and evaluation expenditures are expensed in the period incurred.

11

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(g)	Exploration and evaluation costs

Exploration and development expenditures are expensed until the Company has determined that the property is economically viable and a production decision is made.

(h)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. In addition, long-lived assets that are not amortized are subject to an annual impairment assessment.

(i)	Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and royalty payments received are in excess of costs incurred and then are credited to the statement of loss.

(j)	Translation of foreign currencies

These consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency. References to Cdn$ represent Canadian dollars. The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates which is United States dollars. Transactions entered into by the Company’s subsidiary in a currency other than the currency of the primary economic environment in which it operates (its "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and depreciation which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss. Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive loss. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in consolidated statement of loss and comprehensive loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

12

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(k)	Flow-through common shares

Flow-through shares are a unique Canadian tax incentive. They are the subject of specific guidance under US GAAP, but there is no equivalent IFRS guidance. Therefore, the Company has adopted a policy whereby flow-through proceeds are allocated between the offering of the common shares and the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and is then derecognized in the period of renunciation. The recognition of a deferred income tax liability upon renunciation of the flow-through expenditures is recorded as income tax expense in the period of renunciation.

(l)	Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

13

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(m)	Provisions and contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to passage of time is recognized as interest expense.

When a contingency substantiated by confirming events can be reliably measured and is probable to result in an economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will probably not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

(n)	Loss per common share

Basic loss per share is computed by dividing the net loss applicable by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed by dividing the net loss by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of options and warrants outstanding for the reporting period, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of options and warrants that are used to purchase common shares at the average market price during the reporting period. As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

(o)	Share-based payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the consolidated financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company’s estimate of shares that will eventually vest. The number of forfeitures likely to occur is estimated on grant date and adjusted to actual. Any consideration paid by directors, officers, employees and consultants on exercise of equity-settled share-based payments is credited to share capital. Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

14

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

2.	Summary of Significant Accounting Policies - continued

(o)	Share-based payments - continued

Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

(p)	Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(q)	Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)	the recoverability of costs incurred to purchase mineral property interests;

(ii)	the inputs used in accounting for share based payment transactions and in valuation of warrants included in marketable securities and warrant liability; and

(iii)	management assumption of no material provisions or obligations, based on the facts and circumstances that existed during the period.

15

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

3.	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRS that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2015. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

16

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

3.	Accounting Standards Issued But Not Yet Effective - continued

IFRS 7 Financial Instruments: disclosures (“IFRS 7”). The Accounting Standards Board ["AcSB"] approved the incorporation of the IASB's amendments to IFRS 7 Financial Instruments: Disclosures and the related amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards into Part I of the Handbook. These amendments were made to Part I in January 2011 and are effective for annual periods beginning on or after July 1, 2011. Earlier application is permitted. The amendments relate to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity's financial position. The Company is currently evaluating the impact of IFRS 7 on its consolidated financial statements

4.	Marketable Securities

Pursuant to the terms of the Lease and Option to Purchase Agreement (note 6), on January 31, 2011, Valterra issued to the Company 50,000 units consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a five year period. On the date of issue the common shares were valued at $3,268 and the warrants were valued at $1,637 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

Pursuant to an amendment of the Lease and Option to Purchase Agreement (note 6), on February 11, 2011, Valterra issued to the Company 600,000 units consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a two year period. On the date of issue the common shares were valued at $42,870 and the warrants were valued at $18,301 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

As at December 31, 2011, the common shares and warrants of Valterra were revalued at fair market value of $17,071 resulting in an unrealized loss on marketable securities of $49,005. The fair value of the warrants ($3,304) was determined using the Black-Scholes option pricing model with the following weighted average assumptions: 1.46 year term, 135% volatility, risk free interest rate of 1.01% and a dividend rate of Nil.

17

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

5.	Property and Equipment

December 31, 2011
	Value	Net Book Cost	Accumulated Depreciation

Plant and field equipment	$15,656	$15,656	$-
Office furniture and equipment	46,164	39,485	6,679
Computer hardware and software	71,945	60,448	11,497
Vehicle - held under capital lease	38,833	38,833	-
	$172,598	$154,422	$18,176

December 31, 2010
	Value	Net Book Cost	Accumulated Depreciation
Plant and field equipment	$39,306	$39,253	$53
Office furniture and equipment	63,668	53,722	9,946
Computer hardware and software	80,002	63,171	16,831
Vehicle - held under capital lease	38,833	33,008	5,825
	$221,809	$189,154	$32,655

6.	Mineral Property Interests

	December 31,	December 31,
	2011	2010

Mineral property acquisition costs
Idaho-Maryland Property, California	$747,219	$747,219
Buckskin Rawhide Property, Nevada	39,052	25,233
Stewart Property, British Columbia	199,667	199,667
Rozan Gold Property, British Columbia	49,225	115,301

	$1,035,163	$1,087,420

18

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

6.	Mineral Property Interests - continued

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“I-M Property”) and surrounding areas in the Grass Valley Mining District, California.

The owners granted to the Company the exclusive right and option to purchase all of the leased property. The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased. Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price. During the year ended December 31, 2010, the Company extended the lease and option agreement from February 1, 2011, for an additional two years to February 1, 2013. Lease payments during the extension period will be $30,000 per quarter. In conjunction with the extension, the lessors agreed to defer payments for 2010 totaling $120,000. Under the terms of the deferral, this amount will now be added to the purchase price of the I-M Property, the first installment of which becomes due on February 1, 2013. The $120,000 will be subject to interest calculated at 5.25% compounded annually.

Provided that payments are kept current, the Company may purchase the property at any time. The purchase price at February 1, 2013, would be $6,154,717, and is being increased by 3% each lease-year. In April 2004, the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party, in addition to the purchase of mining rights from another non-related party on other claims for a total of $589,276 in mineral property acquisition costs.

In 2009, the Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property". Under the terms of the agreement, the Company agreed to a one-time share issuance of 280,823 common shares at a market price of Cdn$0.55 per share on the date of filing to the seller for the purchase of the Whisper Property. No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

19

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

6.	Mineral Property Interests - continued

Buckskin Rawhide Property, Nevada

In January 2010 the Company completed a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada. The Company has agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019. During the lease period, the Company may conduct exploration and, if warranted, complete a NI 43 101 compliant feasibility study. On completion of the feasibility study, the Company may acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC is required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company. Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property. The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia. The Company holds a 100% interest in the property, subject to a 3.0% NSR. The Company has the right to purchase 66% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended December 31, 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”). The Agreement calls for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and 5-year warrants to be made by Valterra to the Company during the lease as follows:

			5 Year
Period	CDN$	Shares	Warrants
Signing	Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

The price of the warrants will be equal to the price of the common shares at the time of issuance.

On January 31, 2011 the Company received the Year 1 share payment of 50,000 common shares and a warrant certificate representing 50,000 warrants of Valterra Resource Corporation.

20

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

6.	Mineral Property Interests - continued

Rozan Gold Property, British Columbia - continued

On February 8, 2011 the Company signed an amendment agreement to the Agreement whereby the Company agreed to accept securities of Valterra in satisfaction of the $30,000 cash payment due on the effective date of the agreement. Subsequent to this agreement, the Company received 600,000 Units of Valterra at a deemed price of $0.05 per Unit, each Unit comprising one common share of Valterra and one warrant, each such warrant exercisable to acquire one additional share at an exercise price of $0.10 per Share for a period of 24 months from the date of issue.

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR. Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by year 5, subject to results obtained from exploration and development work.

Under the agreement with Valterra, should the Company elect to acquire two thirds of the NSR currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000. The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra. Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000. The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party. Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

In January 2012, after failing to meet its work commitments on the Rozan Gold Property, Valterra announced that it has elected to terminate the Agreement with the Company.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia. The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33%. The Company has staked six claims contiguous to the Stewart Property located in south-eastern British Columbia.

21

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

7.	Finance Lease Obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%. In December, 2011 the Company exercised the buy-out by paying $5,474.

8.	Convertible Preference Shares

The 394,843 Class A Convertible Preference Shares were issued in fiscal 2003 in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties. In conjunction with the share consolidation discussed in note 9(a), the Company also amended the conversion ratio of the Class A Convertible Preference Shares. The Class A Convertible Preference Shares were voting, with no fixed term and ranked in priority to the Company’s common shares and were entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares were redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but were redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital. The Class A Convertible Preference Shares were convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares. The Preference Shares also had attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company had on hand at the time, gold having an aggregate value of not less than the redemption amount. This was at the Company’s option.

22

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

8.	Convertible Preference Shares - continued

During the year ended December 31, 2010, the holders of the Convertible Preference Shares agreed to convert all of the Series A Preference Shares and related accrued interest and dividends into common shares of the Company in return for the receipt of 2,813,575 units of the Company. Each unit comprised one common share and one purchase warrant. Each share purchase warrant was exercisable at a price of $0.35, with an expiry date of September 9, 2015. The fair value of the 2,813,575 shares issued as part of the units total and the 394,843 shares issued upon conversion of debt totaled $589,725. The warrants were valued at $479,587 using a Black-Scholes method and the following assumptions: a volatility of 170.6%, an expected life of five years, no dividend and a discount rate of 2.56. The total gain arising was $189,669 which has been recorded in the statements of loss and comprehensive loss for the year ended December 31, 2010.

9.	Share Capital

  Authorized
Unlimited	Number of common shares without par value
Unlimited	Number of preference shares without par value

(a)	Common shares, issued and fully paid

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 168,972,873 pre-consolidation common shares were issued, on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 post-consolidation common shares. In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 394,843 Class A preference shares, after consolidation. The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009. All periods presented have been retroactively adjusted to reflect this reverse split.

23

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(a)	Common shares, issued and fully paid - continued

Financing

December 31, 2011

In November, 2011 the Company completed the first tranche of a non-brokered private placement which comprised 11,620,000 units at a price of Cdn$0.10 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase, for a period of 24 months, one additional share at a price of Cdn$0.15. The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $392,614.

Finder’s fees of Cdn$53,600 and 536,000 finder’s warrants were awarded in relation to the first tranche of the financing. Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of Cdn$0.15. The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years. The total value ascribed to the finder's warrants was $40,845.

In December, 2011 the Company completed the second tranche of a non-brokered private placement which comprised 2,530,000 units at a price of Cdn$0.10 per unit. Each unit consists of one common share of the Company and one non-transferable purchase warrant (a “Warrant”). Each warrant entitles the holder to purchase, for a period of 24 months, one additional share. The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 102% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $78,847.

Finder’s fees of Cdn$3,200 and 32,000 finder’s warrants were awarded in relation to the second tranche of the financing. Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of Cdn$0.15. The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years. The total value ascribed to the finder's warrants warrants was $1,605.

24

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(a)	Common shares, issued and fully paid - continued

Financing - continued

December 31, 2011 - continued

In December, 2011 the Company completed a non-brokered private placement of flow-through units for gross proceeds of $767,750. A total of 5,905,769 units were issued at a price of Cdn$0.13 per unit. Each unit consists of one “flow-through” common share of the Company and one half of one common share purchase warrant. Each warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.20 per share. The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $117,359. A $NIL flow-through premium related to this private placement.

Finder’s fees of Cdn$49,920 and 383,999 finder’s warrants were awarded in relation to the flow-through financing. 269,230 of the finder’s warrants entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.15 and 114,769 at a price of Cdn$0.20 for a period of 18 months. The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 1.5 years. The total value ascribed to the finder's warrants was $18,514.

The Shares issued in connection with these non-brokered private placements, including any issued on the exercise of the warrants, will be subject to a minimum hold period of four months.

December 31, 2010

In April, 2010 the Company completed a non-brokered private placement raising gross proceeds of $750,000. A total of 3,000,000 units were issued at a price of $0.25 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35. The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months. Finder's fees of $76,797 and 192,000 finder’s warrants were awarded in relation to the first tranche of the financing. The finder’s warrants have the same terms as the warrants included in the units sold to purchasers except for an exercise price of $0.25. The finder's warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.78%, volatility factors of 89% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $198,869.

25

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(a)	Common shares, issued and fully paid - continued

Financing - continued

December 31, 2010 - continued

On September 24, 2010, the Company completed a first tranche of a private placement, which comprised 5,203,856 units at a price of $0.14, comprising one common share and one warrant, exercisable for $0.35 for a period of 24 months. Finder's fees of $15,680 and 112,000 finder’s warrants were awarded in relation to the first tranche of the financing. The finder’s warrants have the same terms as the warrants included in the units sold to purchasers. The finder’s warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 94% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $149,353.

On October 14, 2010, the Company closed the second and final tranche of the non-brokered private placement, of 7,296,142 units. Finder's fees of $75,673 and 540,491 finder's warrants were paid in relation to the second tranche of the financing. Each finder's warrant entitles its holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35. In total, 12,499,998 units were issued at the price of $0.14 per unit to raise gross proceeds of approximately $1,750,000. The shares, the warrants, the finder’s warrants and any common shares issued on exercise of the warrants or the finder's warrants were subject to a minimum hold period of four months. The finder’s warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 92% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $319,133.

On December 22, 2010 the Company completed a non-brokered private placement financing of 2,272,727 flow-through units at a price of Cdn$0.22 per unit for gross proceeds of Cdn$500,000. Each unit consists of one flow-through common share and one-half of one transferable non-flow-through share purchase warrant, totaling 1,136,363 warrants. Each warrant is exercisable for a period of two years from the date of issue at a price of Cdn$0.30 per share. The proceeds will be used for exploration projects in British Columbia. Finder's fees of Cdn$35,000 and 159,090 finder's warrants were awarded in relation to the financing. Each finder's warrant entitles its holder to purchase, for a period of 2 years, one additional common share of the Company at a price of US$0.30. The Finder's Warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.38%, volatility factors of 99% and an expected life of 2 years. The total value ascribed to the finder's warrants and share purchase warrants was $103,022.

A finder’s fee of Cdn$35,000 was paid in association with this financing. In addition, the Company has issued 159,090 warrants to the finder, which will entitle the finder to acquire the number of common shares of the Company at a price of Cdn$0.23 per share at any time, subject to a hold period, and from time to time, on or before December 21, 2012.

26

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(b)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

		Weighted Average
	Number of	Exercise
	Options	Price (Cdn$)

Outstanding, December 31, 2009	1,288,250	$3.85
Granted	2,078,998	$0.25
Cancelled and forfeited	(243,250)	$5.55
Expired	(10,000)	$3.60

Balance, December 31, 2010	3,113,998	$1.37
Expired	(65,500)	$0.175
Cancelled and forfeited	(175,833)	$0.210

Balance, December 31, 2011	2,872,665	$0.23

The following table summarizes information about the stock options outstanding at December 31, 2011:

	Number Outstanding	Weighted Average
Exercise	and Exercisable	Remaining
Price (Cdn$)	December 31, 2011	Contractual Life

$0.175	600,000	0.95 years
$0.175	97,500	1.36 years
$0.175	143,500	1.89 years
$0.175	65,000	2.53 years
$0.25	466,665	3.21 years
$0.25	1,500,000	3.94 years
	2,872,665	2.94 years

For the year ended December 31, 2011, a total of 405,700 incentive stock options granted to directors, officers, employees and consultants of the the Company with exercise prices ranging from Cdn$1.00 to Cdn$10.00 were repriced to $0.175 per share. The expiry dates, ranging from October 12, 2011 to July 12, 2014, remain unchanged.

27

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(b)	Stock options - continued

For the year ended December 31, 2011, the Company incurred stock-based compensation expense, related to the re-pricing noted above, of $58,979 (December 31, 2010 - $405,739) of which $13,166 (December 31, 2010 - $105,092) is classified within exploration and evaluation costs.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option valuation model with weighted average assumptions as follows:

	December 31,	December 31
	2011	2010
Risk‑free interest rate	1.68%	2.2%
Expected life in years	2.18 years	3.8 years
Expected volatility	101%	112.3%
Weighted average fair value per option granted	$0.19	$0.18

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can impact the fair value estimate.

28

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(c)	Warrants

As at December 31, 2011, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,600,000	$ 0.35	April 6, 2012
80,000	$ 0.25	April 6, 2012
1,400,000	$ 0.35	April 23, 2012
112,000	$ 0.25	April 23, 2012
5,315,856	$ 0.35	September 30, 2012
2,813,575	$ 0.35	September 9, 2015
7,836,633	$ 0.35	October 4, 2012
1,136,363	Cdn$ 0.30	December 21, 2012
159,090	Cdn$ 0.22	December 21, 2012
11,620,000	Cdn$ 0.15	November 21, 2013
536,000	Cdn$ 0.15	November 21, 2013
2,530,000	Cdn$ 0.15	December 21, 2013
32,000	Cdn$ 0.15	December 21, 2013
2,235,577	Cdn$ 0.25	June 22, 2013
269,230	Cdn$ 0.15	June 23, 2013
717,308	Cdn$ 0.20	June 28, 2013
114,769	Cdn$ 0.20	June 28, 2013
38,508,401

29

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

9.	Share Capital - continued

(c)	Warrants - continued

The following table summarizes warrant transactions for the years ended December 31, 2011 and 2010:

		Weighted Average
	Shares	Exercise Price
Balance, December 31, 2009	861,500	$1.12
Issued	20,453,517	$0.35
Balance, December 31, 2010	21,315,017	$0.35
Issued	18,054,884	$0.16
Expired	(861,500)	$1.60
Balance, December 31, 2011	38,508,401	$0.27

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company's functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the consolidated statement of operations and comprehensive loss as they arise. The Company has issued share purchase warrants (see note 9(a)) whereby the exercise price is denominated in $Cdn. As a result these share purchase warrants must be accounted for as a liability. As at December 31, 2011 the Company recorded a warrant liability in the amount of $1,079,253 (December 31, 2010 - $111,458). The warrants were valued upon issuance (see note 9(a)) and subsequently revalued on December 31, 2011 using a Black-Scholes option pricing model, using the following assumptions: weighted average risk free interest rate of 0.92%, volatility factors of 104% and an expected life of 1.78 years. An unrealized loss on warrant liability of $379,336 has been recorded on the consolidated statements of loss and comprehensive loss for the year ending December 31, 2011.

30

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

10.	Income Taxes

(a)	Income tax recovery

The following table shows the components of the current and deferred tax expense.

	December 31,	December 31,
	2011	2010
Loss before recovery of income taxes	$(2,338,100)	$(1,080,200)
Expected income tax recovery	$(619,600)	$(307,900)
Non‑deductible amounts	411,600	90,700
Differences in foreign tax rates	197,600	(90,900)
Expiry of tax losses and other	277,000	400,300
Effect of changes in rates on future tax	(42,300)	10,700
Differences in foreign exchange rates	673,700	(370,400)
Change in valuation allowance	(898,000)	267,500
Net deferred income tax assets	$-	$-

(b)	Unrecognized deferred tax assets

Deferred income taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred income tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2011	2010
Future Income Tax Assets
Non‑capital losses	26,365,100	$25,236,600
Mineral property interests and research costs representing
excess of tax basis over carrying value	24,990,600	25,726,600
Deductible temporary differences	980,900	999,100
Valuation allowance	(52,336,600)	(51,962,300)
Net deferred income tax liabilities	$-	$-

31

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

10.	Income Taxes - continued

(b)	Unrecognized deferred tax assets - continued

Expiry Date	U.S. Tax			Expiry Date	Canadian Tax (Cdn)
2012	$966,432			2014	$978,036
2018	419,779	2025	1,169,211	2015	1,719,117
2019	363,828	2026	1,418,934	2026	1,561,613
2020	269,174	2027	1,951,724	2027	1,842,982
2021	154,928	2028	2,480,011	2028	1,164,279
2022	313,643	2029	1,848,103	2029	1,122,703
2023	254,921	2030	2,240,579	2030	724,406
2024	1,633,085	2031	310,277	2031	818,202
			$11,418,839		$9,931,338

32

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

11.	Related Party Transactions and Balances

	December 31,	December 31,
	2011	2010

Balance receivable from
Quorum Management (a)	$28,531	$124,605
Balances payable to
Directors and officers	$160,965	$247,813

Related party transactions reflected in these consolidated financial statements are as follows:

(a)
In the year ended December 31, 2011, $186,109 (2010 - $136,396) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. Currently, the Company has a one/third interest in Quorum. The Company advanced three months of funds to Quorum for future services. Quorum held this advance as a deposit for each shareholder company as working capital. As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum at that time and its corresponding ability to continue to provide services to the Company. Consequently, a provision of $321,839 was recorded. Since the allowance was recorded, Quorum has continued to provide services. A recovery of $77,045 was recorded in 2009. At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a credit in the consolidated statement of loss and comprehensive loss. A distribution of income from Quorum in the twelve months ended December 31, 2011 resulted in a credit to Emgold in the amount of $43,803.

(b)	Consulting fees of $42,634 (2010 – $47,988) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director.

(c)	Consulting fees of $Nil (2010 – $20,775) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director.

(d)	Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. Transactions with related parties are recorded at normal commercial terms.

33

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

12.	Supplementary Cash Flow Information - Non-Cash Transactions

	December 31,	December 31,
	2011	2010
Financing and investing activities
Shares issued for mineral property interests	$-	$7,134
Shares issued for settlement of debt	$-	$73,886
Shares issued for conversion of accrued dividends
on preference shares	$-	$517,151
Warrants issued for conversion of accrued dividends
on preference shares	$-	$479,587
Shares issued on conversion of preference shares	$-	$72,574
Stock‑based compensation	$58,978	$102,961
Finders' warrants	$60,964	$287,891

13.	Management of Capital

The Company defines capital as its shareholders' equity. The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Buckskin Rawhide and Stewart properties.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner. The Company currently does not use other sources of financing that require fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions. The Company currently does not have sufficient funds to complete its permitting activities, and will need to rely on equity financing's, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year. Additional information relating to management of capital is disclosed in note 1.

34

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

14.	Financial Instruments and Risk Management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the statement of financial position date under its financial instruments is summarized as follows:

December 31,
2011
Accounts and other receivables
Currently due	$79,225
Past due by 90 days or less not impaired	-
Past due by greater than 90 days not impaired	-
79,225
Cash	965,102
$1,044,327

Substantially all of the Company’s cash and cash equivalents are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are its receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. As at December 21, 2011 the Company did not hold any cash equivalents. The Company’s maximum exposure to credit risk as at December 31, 2011, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 13, in normal circumstances. Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance. Further to this the Company is committed to spend $Cdn767,750 on Canadian qualifying exploration expenditures by December 31, 2012. Further information regarding liquidity risk is set out in note 1.

35

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

14.	Financial Instruments and Risk Management - continued

Liquidity risk - continued

The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2011, are summarized as follows:

December 31,
2011
Accounts payable and accrued liabilities with contractual maturities ‑
Within 90 days or less	$303,019
Due to related parties with contractual maturities
Within 90 days or less	160,965
$463,984

●	Interest rate risk The Company has no significant exposure at December 31, 2011, to interest rate risk through its financial instruments.

●
Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity price risk is remote since the Company is not a producing entity. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

The Company’s marketable securities consist of equity investments in one publicly listed entity. Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are “reasonably possible” over a twelve month period:

(i)	A variance of 100% in the market value of the Company’s marketable securities would affect loss and comprehensive loss by $17,071.

●
Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar. The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars. The currency risk of the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

36

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

14.	Financial Instruments and Risk Management - continued

●
Currency risk - continued

The Company has not hedged its exposure to currency fluctuations. At December 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents.

December 31,
2011
Canadian dollars
Cash	$876,830
Accounts payable and accrued liabilities	$(165,393)

Based on the above net exposures at December 31, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $71,144 in the Company’s consolidated statement of loss and comprehensive loss.

15.	IFRS Transition

As stated under Significant Accounting Policies (note 2), these consolidated financial statements prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB. The policies set out in the Significant Accounting Policies section have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010 (the Company’s date of transition).

The Company has followed the recommendations in IFRS-1 First-time adoption of IFRS, in preparing its transitional statements.

(a)
IFRS Exemptions and Choices

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS consolidated statement of financial position as at January 1, 2010, the Company’s "Transition Date":

●	To apply IFRS 2 Share based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

●	To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

37

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

15.	IFRS Transition - continued

(a)	IFRS Exemptions and Choices - continued

●
Cumulative currency translation adjustment - IFRS 1 does not require a first-time adopter to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative currency translation adjustments that existed on the IFRS transition date. The Company has elected to report only those cumulative currency translation adjustments arising after January 1, 2010. All currency translation adjustments arising prior to January 1, 2010 are reflected in retained earnings in the January 1, 2010 consolidated statement of financial position, and will not be included in the gain or loss on subsequent disposals of foreign operations.

In preparing its opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the additional notes that accompany the tables.

Mandatory exceptions to retrospective application

Estimates: Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.

(b)
Reconciliation from Canadian GAAP to IFRS

Recognition and measurement differences exist between Canadian GAAP and IFRS in certain areas. To illustrate the effects of these differences, certain financial statements previously reported under Canadian GAAP have been reconciled to the equivalent IFRS statements, and reconciling differences explained. The adoption of IFRS has had no material impact on the cash flows of the Company, and as such, no reconciliation of prior period cash flow statements has been presented.

38

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

15.	IFRS Transition - continued

(b)	Reconciliation from Canadian GAAP to IFRS - continued Reconciliation of equity:

	January 1, 2010
	Canadian GAAP	Adjustments	IFRS

Assets
Current assets	$32,195	$-	$-
Property and equipment, mineral property
interest and other non‑current assets	1,104,174	-	-
Total assets	$1,136,369	$-	$1,136,369

Liabilities
Total current liabilities	$1,912,403	$-	$1,912,403
Long‑term finance lease obligations	13,306	-	13,306
Convertible preference shares (i)	727,674	27,266	754,940
Total liabilities	2,653,383	27,266	2,680,649

Shareholders' deficiency
Share capital (i and ii)	38,792,139	99,579	38,891,718
Equity component of convertible
preference shares (i)	90,902	(90,902)	-
Warrants	112,355	-	112,355
Contributed surplus	6,223,649	-	6,223,649
Accumulated comprehensive loss (iii)	(577,456)	577,456	-
Deficit (i, ii, iii)	(46,158,603)	(613,399)	(46,772,002)
	(1,517,014)	(27,266)	(1,544,280)
Total liabilities and shareholders' deficiency	$1,136,369	$-	$1,136,369

39

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

15.	IFRS Transition - continued

(b)	Reconciliation from Canadian GAAP to IFRS - continued Reconciliation of equity:

	December 31, 2010
	Canadian
	GAAP	Adjustments	IFRS

Assets
Current assets	$1,115,417	-	$1,115,417
Property and equipment, mineral property
interest and other non‑current assets	1,134,018	-	1,134,018
Total assets	$2,249,435	-	$2,249,435

Liabilities
Total current liabilities	$587,664	-	$587,664
Long‑term finance lease obligations	4,737	-	4,737
Warrant liability (iv)	-	111,458	111,458
Total liabilities	592,401	111,458	703,859
Share capital (i)	41,463,263	27,005	41,490,268
Warrants (iv)	1,362,319	(91,311)	1,271,008
Contributed surplus (i)	6,647,717	(18,328)	6,629,389
Accumulated comprehensive loss (iii)	(577,456)	577,456	-
Deficit (i, ii, iii, iv)	(47,238,809)	(606,280)	(47,845,089)
	1,657,034	(111,458)	1,545,576
Total liabilities and shareholders' equity	$2,249,435	-	$2,249,435

40

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

15.	IFRS Transition - continued

(b)	Reconciliation from Canadian GAAP to IFRS - continued Reconciliation of loss and comprehensive loss

December 31,
2010

Loss under Canadian GAAP	$1,080,206
Accretion of debt component of preference
shares (i)	(4,471)
Foreign exchange on debt component of
preference shares (i)	11,005
Change in fair value of warrant liability (iv)	20,147
Gain on preference shares (i)	(33,800)
Loss and comprehensive loss under IFRS	$1,073,087

(i)
The convertible preference shares (note 8) were treated as a compound financial instrument with debt and equity components under Canadian GAAP. Under IFRS these convertible preference shares are classified as a liability. The change in treatment reflects the IAS 32 requirement that when a derivative financial instrument gives one party a choice over how it is settled (e.g. the issuer or the holder can choose settlement net in cash or by exchanging shares for cash), it is a financial asset or a financial liability unless all of the settlement alternatives would result in it being an equity instrument.

The effects of this transitional change, as at January 1, 2010, resulted in an increase in the convertible preference shares liability of $27,266 (December 31, 2010 - $Nil), a decrease in the equity component of convertible preference shares of $90,902 (December 31, 2010 - $Nil) a decrease of share capital in the amount of $Nil (December 31, 2010 - decrease of $72,574), a decrease in contributed surplus in the amount of $Nil (December 31, 2010 - decrease of $18,328) and a decrease in the deficit of $63,636 (March 31, 2010 -$65,951) (December 31, 2010 - $90,902).

The effects of this transitional change, for the year end December 31, 2010, resulted in a reduction of accretion on debt portion of convertible preference shares in the amount of $4,471 an increase in foreign exchange loss of $11,005 and an increase in the gain on settlement of preferred shares of $33,800.

41

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

15.	IFRS Transition - continued

(b)	Reconciliation from Canadian GAAP to IFRS - continued

(ii)
Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 required the recognition of the foregone tax benefit on the date the Company renounced the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS the Company has adopted a policy to allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income on a pro-rata basis based on the corresponding eligible expenditures that have been incurred.

Further, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the statement of net loss and comprehensive loss.

The effects of this transitional change resulted in an increase in share capital and deficit of $99,579 as at January 1, 2010 and December 31, 2010. There was no calculated premium on the December 22, 2010 flow-through financing.

(iii)
Cumulative currency translation adjustment - IFRS 1 does not require a first-time adopter to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative currency translation adjustments that existed on the IFRS transition date. The Company has elected to report only those cumulative currency translation adjustments arising after January 1, 2010. All currency translation adjustments arising prior to January 1, 2010 are reflected in retained earnings in the January 1, 2010 statement of financial position, and will not be included in the gain or loss on subsequent disposals of foreign operations.

The effects of this transitional change resulted in a decrease in other accumulated comprehensive loss and an increase in deficit of $577,456 as at January 1, 2010 and December 31, 2010.

(iv)
The Company issued certain warrants with Cdn$ dollar exercise prices in connection with private placement financing in fiscal 2010. These warrants entitle the holder to acquire a fixed number of common shares for a fixed Cdn dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of income as they arise. The Company has recorded these changes in other gains and losses. Under Canadian GAAP, these warrants were classified as equity and changes in fair value were not recognized.

42

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

16.	Exploration and Evaluation Costs

			Cumulative
			Total of
	Year ended December 31,		December 31,
	2011	2010	2011
Idaho ‑ Maryland Property, California
Exploration cost
Assay and analysis	$-	$-	$100,140
Community relations	-	-	80,561
Drilling	-	-	1,039,920
Geological and geochemical	309,385	316,223	4,697,548
Land lease and taxes	153,954	177,695	1,660,106
Consulting	-	-	209,713
Mine planning	298,995	71,646	4,741,833
Site activities	-	-	1,672,390
Stock‑based compensation	13,166	105,093	599,943
Transportation	-	-	128,250
Incurred during the year	775,500	670,657	14,930,404
Buckskin Rawhide Property, Nevada
Exploration cost
Geological and geochemical	26,890	1,275	28,165
Site activities	1,206	3,910	5,116
Incurred during the year	28,096	5,185	33,281
Rozan Gold Property, British Columbia
Exploration costs
Assay and analysis	-	-	11,803
Geological and geochemical	-	1,076	123,388
Drilling	-	-	64,050
Site‑activities	-	256	22,044
Stock‑based compensation	-	-	16,055
Trenching	-	-	4,666
Transportation	-	-	12,354
Assistance and recovery	-	(2,529)	(7,322)
Incurred during the year	-	(1,197)	247,038

43

Emgold Mining Corporation
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
December 31, 2011 and 2010
(expressed in United States Dollars)

16.	Exploration and Evaluation Costs - continued

Stewart Property, British Columbia
Exploration cost
Assay and analysis	60,555	-	156,712
Drilling	321,087	-	851,143
Geological and geochemical	101,844	431	322,992
Site‑activities	9,835	35	31,346
Stock‑based compensation	-	-	16,055
Trenching	-	-	19,318
Transportation	10,223	-	56,061
Assistance and recovery	-	(4,620)	(29,692)

Incurred during the year	503,544	(4,154)	1,423,935

Total exploration costs	$1,307,140	$670,491	$16,634,658

17.	Subsequent events

In February 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, “Buckskin Rawhide West”, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2012 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018.

This acquisition expands the Company’s Buckskin Rawhide gold-silver property (the Property”) to 73 unpatented mining claims totaling 1,460 acres. Forty-six of these claims are under a lease and option to purchase agreement with Nevada Sunrise, LLC and the remaining six claims were staked by Emgold. The Property now consists of two non-contiguous claim blocks; Buckskin Rawhide and Buckskin Rawhide West.

44